Exhibit 99.3

Confidential

CERTAIN INFORMATION IN THIS EXHIBIT IDENTIFIED BY [***] IS

CONFIDENTIAL AND HAS BEEN EXCLUDED BECAUSE IT (I) IS NOT

MATERIAL AND (II) THE REGISTRANT CUSTOMARILY AND ACTUALLY

TREATS THAT INFORMATION AS PRIVATE OR CONFIDENTIAL.

MEMORANDUM OF UNDERSTANDING

BETWEEN

CELLECTIS S.A.

AND

ASTRAZENECA HOLDINGS B.V.

DATED NOVEMBER 1, 2023

This memorandum of understanding is made on November 1, 2023,

BETWEEN:

1.

CELLECTIS, a société anonyme incorporated under the laws of the Republic of France and registered at the Paris Registre du Commerce et des Sociétés under number 428 859 052 R.C.S Paris, having its registered office at 8, rue de la Croix Jarry, 75013 Paris, France, duly represented for the purpose hereof;

(hereinafter referred to as Cellectis);

AND

2.

ASTRAZENECA HOLDINGS B.V., a company organised and existing under the laws of the Netherlands, having its registered office at Prinses Beatrixlaan 582, 2595 BM, The Hague, the Netherlands, and registered with the Dutch Chamber of Commerce under number 24179427, duly represented for the purpose hereof;

(hereinafter referred to as AstraZeneca)

Cellectis and AstraZeneca being each referred to herein individually as a Party, and collectively as the Parties.

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WHEREAS

On the date of this memorandum of understanding (together with its schedules, the MOU), Cellectis and an Affiliate of AstraZeneca have entered into a joint research and collaboration agreement (the JRCA) with respect to a collaboration to identify, research, develop, manufacture, and commercialize up to 10 novel cell (e.g. CAR-T) and gene therapy candidate products in oncology and outside of oncology (e.g. for autoimmune diseases) directed to certain target(s) (the Collaboration Targets), as further set out in the JRCA.

On the date of this MOU, AstraZeneca has also entered into an initial investment agreement (the Initial Investment Agreement) for the issuance by Cellectis, on the basis of the delegation of competence granted by the Cellectis shareholders’ meeting of 27 June 2023 to the Board of Directors under the 17th resolution, and the subscription by AstraZeneca, of 16,000,000 (sixteen million) Ordinary Shares (the Initial Investment).

The Parties have decided to enter into this MOU in order to set forth the status of their negotiations and the contemplated next steps with respect to the proposed further investment by AstraZeneca, directly or indirectly through its Affiliates, in Cellectis’s share capital, as further set out in the Subsequent Investment Agreement (as defined below) (the Proposed Transaction).

Capitalized terms used but not defined herein have the meanings ascribed to them in the Subsequent Investment Agreement, and Section 2 of Schedule 7 (Definitions and Interpretation) of the Subsequent Investment Agreement shall apply mutatis mutandis as if set forth herein.

1.	CONTINUATION OF THE NEGOTIATIONS ON THE BASIS OF THE DOCUMENTS DISCUSSED BETWEEN THE PARTIES

The Parties have been discussing an investment agreement, the current draft of which (together with the schedules thereto) (the Subsequent Investment Agreement) is attached as Schedule 1 hereto.

The Parties hereby acknowledge and agree that the draft of the Subsequent Investment Agreement (including its schedules) attached in Schedule 1 hereto reflects the terms and conditions on the basis of which they propose to carry out the Proposed Transaction. Cellectis undertakes to inform and consult on the basis of this draft agreement with its Comité Social et Economique (the Works Council), which Cellectis confirms is the sole employee representative body of Cellectis that is required to be informed and consulted in relation to the Proposed Transaction, with the view, subject to completion of such information and consultation process, to making a decision as to whether to enter into the Proposed Transaction. The Parties acknowledge that they are not bound by any obligation to proceed with the Proposed Transaction. The Parties will decide, after completion of the Works Council information-consultation processes described in Article 2 hereto and after having given good faith consideration to any recommendations or objections (if any) made by the Works Council and subject to any internal corporate approvals required by the Parties, whether to sign the final C&I Agreement (as the Parties may jointly after the date hereof agree to modify the terms thereof, the Definitive Subsequent Investment Agreement).

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2.	INFORMATION AND CONSULTATION OF THE WORKS COUNCIL

2.1

Cellectis shall (i) launch the information and consultation procedures of the Works Council in relation to the Proposed Transaction (the WC Consultation) in accordance with applicable Laws by sending an invitation for a first Works Council meeting as soon as reasonably practicable after the date hereof and in any event no later two (2) Business Days hereafter, for that first Works Council meeting to be held within five (5) Business Days after the date of such invitation, (ii) procure that its CEO (directeur général) supports the Proposed Transaction vis-à -vis the Works Council and (iii) use its best efforts to pursue diligently and in good faith the WC Consultation with a view to completing the Consultation Processes in accordance with applicable Laws.

2.2

AstraZeneca and its relevant Affiliates shall cooperate with Cellectis in relation to the WC Consultation and shall provide Cellectis with such assistance and non-confidential information as is requested by Cellectis in connection with the WC Consultation as is reasonably necessary to ensure that the WC Consultation is undertaken in accordance with applicable Laws and the terms of this MOU. In particular, AstraZeneca and its relevant Affiliates will appoint and, upon reasonable notice, make available a senior representative to meet with the Works Council during one of its meetings and AstraZeneca and its Affiliates shall use their reasonable endeavours to provide answers in a timely manner to all reasonable questions raised by the Works Council as part of the WC Consultation.

2.3

AstraZeneca shall consider and discuss in good faith, as soon as reasonably practicable upon request of Cellectis, any issues or proposals in relation to the Proposed Transaction that may be raised by the Works Council as part of the WC Consultation.

2.4	Cellectis shall keep AstraZeneca regularly and fully informed of the status of the WC Consultation.

2.5

Cellectis shall (i) obtain AstraZeneca’s prior written consent (not to be unreasonably withheld, conditioned or delayed) to the part (and such part only) of any written correspondence, notices or communications to the Works Council relating to the Proposed Transaction (including the information memorandum provided to the Works Council at the outset of the WC Consultation and any supporting materials) relating to AstraZeneca or its Affiliates and their strategy or plans, in particular as it relates to the Proposed Transaction, which written correspondence, notices or communications may be redacted to exclude confidential information relating to Cellectis, and (ii) refrain from making any binding commitment to the Works Council and/or the employees in connection with the Proposed Transaction.

2.6

Within five (5) Business Days after the WC Consultation is deemed completed in accordance with Section 2.7, Cellectis undertakes to send a written notice to AstraZeneca stating (i) that the WC Consultation has all been duly completed and (ii) whether Cellectis has decided, following such completion, to pursue the Proposed Transaction and sign the Definitive Subsequent Investment Agreement (and any other agreements contemplated pursuant to the Definitive Subsequent Investment Agreement) (the Cellectis Completion Notice).

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2.7

For the purpose of this MOU, the WC Consultation shall be deemed completed (a) on the earlier of: (i) the date of the meeting at which, further to the provision of information to the Works Council in accordance with applicable Laws, the Works Council delivers a final opinion regarding the Proposed Transaction (whether positive, neutral or negative); and (ii) failing an express opinion from the Works Council, the date on which the Works Council will be deemed to have rendered a final opinion pursuant to applicable Laws; and (b) in any event, no later than two (2) months following the date of the first Works Council meeting referred to in Section 2.1.

2.8	The Cellectis Completion Notice shall be sent in accordance with Clause 20 (Notices) of the Subsequent Investment Agreement.

3.	EXCLUSIVITY

3.1

Cellectis grants to AstraZeneca a period of exclusivity starting on the date hereof and ending on the earlier of (i) the date of signature by both Parties of the Definitive Subsequent Investment Agreement, (ii) the date on which AstraZeneca notifies Cellectis that it does not want to proceed with the Proposed Transaction or to sign the Definitive Subsequent Investment Agreement, and (iii) the MOU Long Stop Date (the Cellectis Exclusivity Period). During the Cellectis Exclusivity Period, Cellectis shall, and shall procure that its Affiliates and their respective officers, directors, agents, employees and other representatives shall: (i) cease or suspend any other existing discussions or negotiations, (ii) not provide any information, (iii) not encourage, solicit, assist, participate in, commence, initiate or respond to inquiries, approaches, proposals, discussions or negotiations or provide any information in response thereto and (iv) not, directly or indirectly, enter into any agreement or other commitment or arrangement (whether or not conditional), in each case, with or to any Person (other than AstraZeneca, its Affiliates and its Representatives and other than as contemplated by this MOU) and relating directly or indirectly to:

(a)	the Proposed Transaction;

(b)	the issuance of any Share Instruments or the alteration of the rights and privileges associated with securities comprising the share capital of Cellectis or any of its Affiliates; or

(c)	any similar or alternative transactions and having directly or indirectly materially the same economic effect or purpose as the Proposed Transaction (a Similar Transaction),

[***].

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3.2

AstraZeneca grants to Cellectis a period of exclusivity starting on the date hereof and ending on the earlier of (i) the date of signature by both Parties of the Definitive Subsequent Investment Agreement, (ii) the date on which Cellectis notifies AstraZeneca that it does not want to proceed with the Proposed Transaction or to sign the Definitive Subsequent Investment Agreement, and (iii) the MOU Long Stop Date (the AstraZeneca Exclusivity Period). During the AstraZeneca Exclusivity Period, AstraZeneca shall not, and shall procure that its Affiliates and their respective officers, directors, agents, employees and other representatives shall not, directly or indirectly, enter into any agreement or other commitment or arrangement (whether or not conditional), in each case, with any Person (other than Cellectis, its Affiliates and its Representatives) that: (i) could reasonably be expected to delay the satisfaction of, or increase the risk of not satisfying, any Regulatory Clearances; or (ii) is inconsistent with or conflicts with the Proposed Transaction.

3.3	Each Party warrants and undertakes to the other Party that:

(a)

Neither it nor any of its Affiliates, as applicable, nor any of their respective Representatives are, as at the date hereof, in discussions or negotiations in connection with, or with a view to agreeing or implementing a Similar Transaction with any third party; and

(b)

prior to the date hereof neither it nor any of its Affiliates, as applicable, has entered into any agreements or other commitments or arrangements (whether or not conditional), with any third party which is inconsistent with or conflicts with the Proposed Transaction.

4.	COVENANTS

The following provisions of the Subsequent Investment Agreement shall become effective and apply from the date of this MOU as if set forth herein until the earlier of: (i) the date on which the Parties sign the Definitive Subsequent Investment Agreement, (ii) the date on which AstraZeneca notifies Cellectis that it does not want to sign the Definitive Subsequent Investment Agreement, and (iii) the MOU Long Stop Date, provided that the words “the date of this Agreement”, the “date hereof” or any similar expression referred to in any deadline set forth in the following Sections shall be deemed to be the date on which the MOU is signed:

(a)	Clauses 4.9 - 4.14 (Regulatory Clearances), and

(b)	Clause 18 (Further Assurances).

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5.	REPRESENTATIONS AND WARRANTIES OF CELLECTIS

Cellectis hereby represents and warrants to AstraZeneca that the statements set forth in Schedule 1 (Company Warranties) of the Subsequent Investment Agreement are true and correct as at the date hereof (except to the extent any such representation or warranty is made as of another date, in which case it shall be so true and correct as of such other date), subject to the terms of such agreements, it being specifically agreed that Cellectis shall not be liable for any breach or any inaccuracy of any such statements in the event: (i) the fact, matter, event or circumstance giving rise to such breach or any inaccuracy was fairly and specifically disclosed in the Disclosure Letter; or (ii) the Closing does not occur, except if the Closing could not occur as a result of such breach.

6.	REPRESENTATIONS AND WARRANTIES OF ASTRAZENECA

AstraZeneca hereby represents and warrants to Cellectis that the statements set forth in Schedule 2 (Investor Warranties) of the Subsequent Investment Agreement are true and correct as at the date hereof (except to the extent any such representation or warranty is made as of another date, in which case it shall be so true and correct as of such other date), subject to the terms of such agreements, it being specifically agreed that AstraZeneca shall not be liable for any breach or any inaccuracy of any such statements in the event the Closing does not occur except if the Closing could not occur as a result of such breach.

7.	SIGNATURE OF THE DEFINITIVE SUBSEQUENT INVESTMENT AGREEMENT

7.1

If Cellectis has indicated in the Cellectis Completion Notice that it has decided to proceed with the Proposed Transaction, AstraZeneca undertakes to send, within ten (10) Business Days after the date on which the Cellectis Completion Notice is received by AstraZeneca, a written notice to Cellectis stating whether it has decided to pursue the Proposed Transaction and sign the Definitive Subsequent Investment Agreement (and any other agreements contemplated pursuant to the Definitive Subsequent Investment Agreement to be signed simultaneously) (the AstraZeneca Completion Notice).

7.2	The AstraZeneca Completion Notice shall be sent in accordance with Clause 20 (Notices) of the Subsequent Investment Agreement.

7.3	For the purpose of this Article 7, the Cellectis Completion Notice and the AstraZeneca Completion Notice are each referred to as a Completion Notification.

7.4

In the event that both Parties have indicated their decision to execute the Definitive Subsequent Investment Agreement (by so indicating in their respective Completion Notification), the Parties hereby irrevocably undertake to sign the Definitive Subsequent Investment Agreement simultaneously (and any other agreements contemplated pursuant to the Definitive Subsequent Investment Agreement to be signed simultaneously) on the fifth (5th) Business Day following the date on which Cellectis has received the AstraZeneca Completion Notice confirming its decision to execute such definitive agreements, or such other date as may be agreed in writing by the Parties.

7.5	Nothing in this MOU shall be construed as an obligation of either, or both, of the Parties to execute the Definitive Subsequent Investment Agreement.

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8.	COMPENSATION FEE

8.1

The following shall be referred to as a Compensation Fee Event: a Party (the Defaulting Party) fails to execute the Definitive Subsequent Investment Agreement within four (4) months after the signature of this MOU.

8.2

Upon occurrence of a Compensation Fee Event, the Defaulting Party shall, within ten (10) Business Days after such event, pay to the other Party a compensation fee of [***] (the Compensation Fee) as compensation to its recipient for the external costs and expenses incurred and expended in connection with the Proposed Transaction. The payment of the Compensation Fee shall be made by wire transfer of immediately available funds to the account designated by the recipient of the Compensation Fee.

8.3	The Parties agree that no Compensation Fee shall be payable if, notwithstanding the occurrence of a Compensation Fee Event:

(a)	the Definitive Subsequent Investment Agreement is executed by the Parties; or

(b)	if both Parties are a Defaulting Party.

The Parties acknowledge and agree that, if one of the events referred to in paragraph (a) and (b) above occurs while one of the Parties has paid a Compensation Fee in accordance with Sections 8.1 to 8.2, the recipient of the Compensation Fee shall reimburse the amount of such Compensation Fee to the other Party within ten (10) Business Days by wire transfer of immediately available funds to the account designated by such other Party.

8.4	The Parties hereby acknowledge in relation to the Compensation Fee, that:

(a)	without prejudice to Section 8.3, the Compensation Fee is fixed, definitive and irrevocable, and each of them waives any right to set-off or challenge the payment;

(b)

the Compensation Fee provided for in this Article 8 shall not in any way be construed to limit the availability or amount of any remedy (including any award of damages) otherwise available to Cellectis or AstraZeneca, as applicable;

(c)	the Compensation Fee is stated exclusive of any withholding, VAT, sales, use and similar taxes (which shall be paid in addition, if applicable, by the Defaulting Party);

(d)

to the extent permitted by applicable Law, the Parties shall take the necessary steps to mitigate the amount of any deductions or withholdings required in respect of the payment of the Compensation Fee. To the extent that any such amounts are recovered or utilized (i.e. offset against tax due) by the other Party, such Party shall promptly pay to the Defaulting Party the recovered or utilized amount;

(e)

if, and to the extent that any relevant tax authority asserts in writing that any additional amount should have been deducted or withheld, such additional amount and related cost shall be borne by the Defaulting Party (except in respect of any additional costs if and to the extent they are attributable to an unreasonable delay or default by the other Party); and

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(f)

should the recipient of the Compensation Fee have to reimburse the amount of such Compensation Fee pursuant to Section 8.3, paragraphs (c) to (e) above shall apply mutatis mutandis to such reimbursement. The Parties agree that in any case the amount of the reimbursement shall be determined such that the Parties share in equal part the withholding, VAT, sales, use and similar taxes in relation with the payment of both the Compensation Fee and its reimbursement after application of paragraphs (c) to (e) above.

9.	ANNOUNCEMENTS AND CONFIDENTIALITY

9.1

The Parties hereby acknowledge and agree that (i) they will publicly announce the signature of this MOU, the signature of the JRCA and the signature of the Initial Investment Agreement at 8.00am CET on November 1, 2023 by issuing the press releases attached hereto as Schedule 2, and (ii) Cellectis will file the Form 6-K attached hereto as Schedule 3 with the United States Securities and Exchange Commission on November 1, 2023.

9.2

The content of any written or formal oral communication issued by the Parties in relation to the Proposed Transaction shall be consistent with the information set forth in Sections 2.5 and 9.1, unless, if inconsistent, as otherwise agreed in advance by the Parties.

9.3

The Parties acknowledge that the confidentiality agreement dated 18 August 2023 entered into between them, as amended from time to time (the Confidentiality Agreement), shall remain in full force and effect.

9.4

The Parties acknowledge that they will keep the contents of this MOU, Initial Investment Agreement, the Subsequent Investment Agreement, the JRCA and all other information disclosed by either of them in relation to the Proposed Transaction confidential in accordance with the terms of the Confidentiality Agreement, except with respect to the disclosures necessary for the purpose of complying with the obligations set forth in this MOU.

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10.	MISCELLANEOUS

10.1

This MOU shall terminate on the earliest of: (i) the date on which one of the Parties notifies the other Party in writing that it does not want to proceed with the Proposed Transaction or to sign the Definitive Subsequent Investment Agreement, (ii) the date on which the Parties sign the Definitive Subsequent Investment Agreement and (iii) February 29, 2024 (such date being the MOU Long Stop Date); provided that any termination of this MOU shall be without prejudice to the rights and obligations of the Parties accruing prior to or in connection with such termination (including any obligation to pay the Compensation Fee).

10.2	This MOU shall be governed by, construed and enforced in accordance with French law.

10.3

Any dispute arising out of or in connection with this MOU, shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (the ICC Arbitration Rules). The tribunal shall consist of three arbitrators to be appointed in accordance with the ICC Arbitration Rules. The seat of the arbitral proceedings shall be Geneva, Switzerland. The language of the arbitral proceedings shall be English.

10.4

Clause 20 (Notices) of the Subsequent Investment Agreement applies mutatis mutandis to all notices and notifications required under the terms of this MOU as if set forth herein; provided that each Party will, within two (2) Business Days hereafter, by written notice to the other Party, designate two (2) individuals (together with their email addresses) for the purposes of receiving any request for consent pursuant to Sections 2.5, 9.1 and 9.2 and each Party acknowledges that such Persons so designated by it are authorized to provide any consent on its behalf in relation to such provisions hereof.

10.5	The provisions of Clauses 26 (Variations) and 27 (Invalidity) of the Subsequent Investment Agreement shall apply mutatis mutandis as if set forth herein.

10.6

The Parties agree to bear the risk of the occurrence of any unforeseeable change in circumstances which would render the performance of the obligations of any of the Parties under this MOU excessively onerous. As a result, each Party hereby acknowledges that the provisions of article 1195 of the French Code civil are not applicable to this MOU and that it shall not be entitled to make any claim (whether to renegotiate and/or request the courts to revise or terminate the MOU) under article 1195 of the French Code Civil.

10.7

Except as otherwise expressly set forth in this MOU, the Parties reserve their right to seek specific performance (exécution forcée) of this MOU in court in accordance with articles 1217 and 1221 of the French Code civil and/or articles 834 and/or 835 of the French civil procedure Code (without prejudice to the other actions and remedies available to the non-defaulting Party). As an exception to the provisions of article 1221 of the French Code civil, each Party acknowledges that the other Party is entitled to seek for the compulsory enforcement of the MOU, even if it would result in a manifest disproportion between its cost for the debtor of the concerned obligation and the benefit for the complaining Party.

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10.8

This MOU shall be binding upon and shall inure to the benefit of the Parties and their respective legal representative successors. This MOU shall not be assigned by either Party hereby by operation of Law or otherwise without the express written consent of the other Party.

[Signatures on the following pages]

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CELLECTIS S.A.

/s/ André Choulika
By:	André Choulika
Title: Chief Executive Officer

ASTRAZENECA HOLDINGS B.V.

/s/ Kamila Kozikowski
By: Kamila Kozikowski

List of schedules

Schedule number	Description

Schedule 1	Subsequent Investment Agreement (including its Schedules)

Schedule 2	Joint press release

Schedule 3	Cellectis Form 6-K

Schedule 1

Subsequent Investment Agreement (including its Schedules)

Confidential

_________________ 2023

CELLECTIS S.A.

ASTRAZENECA HOLDINGS B.V.

SUBSEQUENT INVESTMENT AGREEMENT

CONTENTS

CLAUSE		PAGE

1.	Subscription	2

2.	Use of proceeds	3

3.	Pre-Closing Company Undertakings	3

4.	Conditions to Closing	5

5.	Unconditional Date and Closing	10

6.	Company Warranties and Undertakings	11

7.	Investor Warranties	12

8.	Termination and Break Payment	12

9.	Anti-Dilution	14

10.	Post-Closing Covenants	14

11.	Information, Records and Reporting	15

12.	Governance	21

13.	Registration Rights	24

14.	Payments	34

15.	Announcements	35

16.	Confidentiality	36

17.	Assignment	37

18.	Further Assurances	37

19.	Costs	38

20.	Notices	38

21.	Conflict with other Agreements	39

22.	Whole Agreement	39

23.	Waivers, Rights and Remedies	40

24.	Effect of Closing	40

25.	Counterparts	40

26.	Variations	40

27.	Invalidity	40

28.	Governing Law	40

29.	Dispute resolution	41

Schedule 1 Company Warranties		43

Schedule 2 Investor Warranties		56

Schedule 3 Closing Arrangements		58

Schedule 4 Company Resolutions		59

Company Resolutions		16

Schedule 5 Reserved Matters		46

Schedule 6 Form of Irrevocable Undertaking		47

Schedule 7 Definitions and Interpretation		53

-i-

THIS AGREEMENT is made on _________________ 2023

Parties:

(1)

Cellectis, a société anonyme incorporated under the laws of the Republic France and registered at the Paris Registre du Commerce et des Sociétés under number 428 859 052, having its registered office at 8, rue de la Croix Jarry, 75013 Paris, France (the Company); and

(2)

AstraZeneca Holdings B.V., a company organised and existing under the laws of the Netherlands, having its registered office at Prinses Beatrixlaan 582, 2595 BM, The Hague, the Netherlands, and registered with the Dutch Chamber of Commerce under number 24179427 (the Investor),

(each a Party in this Agreement and together, the Parties).

Words and expressions used in this agreement (the Agreement) shall be interpreted in accordance with Schedule 7 (Definitions and Interpretation).

IT IS AGREED:

PREAMBLE

(A)

The Company wishes to raise capital by issuing certain securities to the Investor in reliance upon the exemption from securities registration afforded by Rule 903 of Regulation S under the Securities Act and/or any other available exemption under the registration requirements of the Securities Act, and the Investor wishes to make a further investment in addition to the Initial Investment (as defined below) in the Company by subscribing for such securities upon and subject to the terms and conditions set out in this Agreement (the Proposed Transaction).

(B)

In this context, the Investor and the Company entered into a Memorandum of Understanding on November 1, 2023 (the MOU) under which the Investor and the Company agreed to fully cooperate in view of achieving the consultation of the Company’s comité social et économique (Works Council) in relation to the Proposed Transaction.

(C)

The information and consultation process of the Works Council in respect of the Proposed Transaction was duly completed in accordance with Article L.2312-8 of the French Labour Code. The Works Council [rendered][was deemed to have issued] an opinion on the Proposed Transaction on [•] 2023.

(D)

In accordance with the terms and conditions set forth in the MOU, (i) on [•] 2023, the Company notified the Investor of the completion of the Works Council consultation and its decision to pursue the Proposed Transaction and (ii) on [•] 2023, the Investor notified the Company of its decision to pursue the Proposed Transaction.

(E)	On or around the date of this Agreement, [•] entered into an irrevocable undertaking in form set out in Schedule 6 (Form of Irrevocable Undertaking) in support of the Proposed Transaction.

(F)

On or around the date of this Agreement, each of the directors of the Company entered into an irrevocable undertaking in form set out in Schedule 6 (Form of Irrevocable Undertaking) in support of the Proposed Transaction.

(G)

On or around the date of the MOU, the Parties entered into a Joint Research and Collaboration Agreement with respect to a joint collaboration to research, develop, manufacture and commercialise up to ten (10) novel cell and gene therapy candidate products and an Initial Investment Agreement for the issuance by the Company on the basis of the delegation of competence granted by the Company shareholders’ meeting of 27 June 2023 to the board of directors of the Company under the 17th resolution, and the subscription by the Investor, of sixteen million (16,000,000) Ordinary Shares (the Initial Investment), it being specified that the completion of the Initial Investment occurred on [•] 2023.

1.	Subscription

1.1

Subject to fulfilment of the Closing Conditions, the Company shall issue the Investor Securities to the Investor, and the Investor hereby agrees to subscribe for the Investor Securities, free from all Third Party Rights (other than as contemplated in this Agreement) at the amounts set out below (the Investment):

Description of securities	Aggregate subscription price
Ten million (10,000,000) Series A Convertible Preferred Shares	US$50,000,000
Eighteen million (18,000,000) Series B Convertible Preferred Shares	US$90,000,000
Total	US$140,000,000 (the Investment Price)

1.2	The Investment Price shall be payable by the Investor in cash on Closing to the Company.

1.3

Upon subscription of the Series B Preferred Shares, the Investor undertakes to give the Company 12 months’ prior notice (the Intention Notice) of its intention to send a notice (a Conversion Notice) to convert all or part the Series B Preferred Shares into Ordinary Shares pursuant to Article 9.2 of the articles of association of the Company and the Parties agree that such Conversion Notice shall not be effective before the expiry date of such 12-month period under the Intention Notice (or any prior date agreed between the Parties), provided that:

(a)

in the event that the Investor agrees to transfer some or all of the Series B Preferred Shares to a third party, the requirement to give an Intention Notice shall not apply and the conversion of such Series B Preferred Shares shall take effect immediately prior to such transfer; and

(b)	in the event that a third party makes a public takeover offer for the shares of the Company, the requirement to give an Intention Notice shall not apply.

1.4

Subject to applicable registration rights provided for in this Agreement, the Investor Securities (and the Transaction Securities issuable upon conversion thereof) have not been registered under the Securities Act and may only be subsequently transferred or resold in a transaction that is registered under the Securities Act, in a transaction made pursuant to an exemption from the registration requirements of the Securities Act, or in a transaction not subject to the registration requirements of the Securities Act.

1.5	The Investor Securities (and the Transaction Securities issuable upon conversion thereof) shall be subject to, and deemed to bear, the following legend:

“THE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND, ACCORDINGLY, MAY NOT BE TRANSFERRED UNLESS (I) SUCH SECURITIES HAVE BEEN REGISTERED FOR SALE PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE SECURITIES LAWS, (II) SUCH SECURITIES MAY BE SOLD PURSUANT TO RULE 144 OR ANOTHER AVAILABLE EXEMPTION, OR (III) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT (AND, IF APPLICABLE, TO THE DEPOSITARY AGENT) THAT SUCH TRANSFER MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY U.S. STATE.”

If required by the authorities of any U.S. state in connection with the issuance of sale of Transaction Securities permitted by this Agreement, such Transaction Securities shall be subject to, and any certificates evidencing such Transaction Securities may bear, the legend required by such state authority.

2.	Use of proceeds

Unless otherwise agreed in writing by the Investor, the Company shall use any amounts paid for the Investment for (i) the development of its gene editing tools (including without limitation TALEN and/or TALEB technologies); (ii) research and development expenses incurred by the Company in the development of its programs; and (iii) general corporate purposes, which may include manufacturing expenses, capital expenditures, working capital and general and administrative expenses.

3.	Pre-Closing Company Undertakings

Pre-Closing conduct of business

3.1

From the date of this Agreement until Closing, the Company shall, to the extent permissible under applicable Law and in order to preserve the value of the Company, except with the Investor’s written consent and subject to Clause 3.2:

(a)

ensure that the members of the Company Group take all reasonable steps to maintain and protect their material assets and goodwill (including their existing relationships with customers and suppliers) and act at all times in the best interests of the equity holders of the Company Group;

(b)

ensure that the affairs of each member of the Company Group are conducted only in the ordinary and usual course of business of that member of the Company Group substantially in accordance with past practice; and

(c)

without prejudice to the generality of Clause 3.1(a) and 3.1(b), ensure that none of the acts or matters listed in Schedule 5 (Reserved Matters) shall take place, in connection with which the Parties agree and acknowledge that a breach of the Company’s obligations under this Clause 3.1(c) in respect of any of the acts or matters listed in Schedule 5 (Reserved Matters) will adversely impact the value and/or the commercial integrity of the Company Group.

3.2	Nothing in Clause 3.1 or Schedule 5 (Reserved Matters) shall operate so as to restrict or prevent any of the following:

(a)	any action required or expressly contemplated by the Transaction Documents;

(b)

taking any action that the members of the Company Group reasonably consider is required to be undertaken in order to comply with any applicable Law, regulation, judgment or order (including the requirements of any relevant stock exchange or Governmental Entity), provided that the Company;

(i)	consults in good faith with the Investor prior to taking any such action to the extent reasonably practicable; and

(ii)	takes account of any reasonable requests of the Investor with respect to such action; and

(c)	any action as consented to in writing by the Investor (which consent shall not be unreasonably conditioned, withheld or delayed).

3.3	The Company undertakes to notify the Investor in writing promptly if it or any other member of the Company Group becomes aware of any breach of the pre-closing undertakings contained in this Clause 3.

Consent process

3.4	Notwithstanding the provisions of Clause 20, any request for consent under Clause 3.1 shall be made only by e-mail to any of the following e-mail addresses:

(a)	[***] (Tyrell Rivers, Executive Director, Corporate Ventures);

(b)	any additional email address notified to the Company at least three (3) Business Days before the date on which the relevant consent or notice is made,

and copied to:

(c)	julian.long@freshfields.com (Julian Long); and

(d)	herve.pisani@freshfields.com (Hervé Pisani),

it being provided that in the event the Investor fails to answer such request within five (5) Business Days, it shall be deemed to have given its written consent.

Other undertakings

3.5	From the date of this Agreement, the Company:

(a)	undertakes to ensure that no action is taken to accelerate the vesting of any free shares and/or stock options as a result of the Proposed Transaction or Closing;

(b)	[***];

(c)	[***];

(d)	shall use reasonable efforts to obtain from [***]; and

(e)

undertakes to adopt and implement (which may be accomplished by supplementing or improving upon existing measures, controls, tools, systems, policies and procedures), as soon as reasonably practicable and by no later than three (3) months following Closing:

(i)	[***];

(ii)	[***];

(iii)	[***];

(iv)	[***];

(f)	undertakes, to the extent permitted by applicable Laws, to notify the Investor of any Security Incident or Cyber Attack as soon as reasonably practicable [***]; and

(g)	[***].

4.	Conditions to Closing

4.1	Closing shall be conditional on the following Closing Conditions having been fulfilled or waived in accordance with this Agreement:

(a)	the approval of the Company Resolutions by the Company Shareholder Meeting (the Company Shareholder Approval Condition);

(b)

the French Ministry of Economy and Finance approving pursuant to Articles L. 151-3 and R. 151-1 and seq. of the French Monetary and Financial Code the Investment contemplated under this Agreement (including, as the case may be, subject to conditions or undertakings that are acceptable to the Investor in its sole discretion) or providing a written statement that no such approval is required for the consummation of the Investment pursuant to Article R. 151-4 of the French Monetary and Financial Code (the French FDI Condition);

(c)

the receipt of any other Clearances necessary, proper or advisable (as determined in good faith by the Investor), including termination of any applicable waiting periods (together with the French FDI Condition, the Regulatory Clearances);and

(d)

there shall not have been issued by any court of competent jurisdiction and remain in effect, nor, to the knowledge of any Party, shall any Governmental Entity have initiated, or have taken preparatory steps to initiate, an investigation that could lead to the issuance of, any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Investment, nor shall any applicable Law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Proposed Transaction by any Governmental Entity of competent jurisdiction directly or indirectly prohibit, or make illegal, the consummation of the Investment;

(e)	the Joint Research and Collaboration Agreement having not been terminated;

(f)	the Requisite Waivers having been granted;

(g)	[***] pursuant to Clause 3.5(c);

(h)	[***];

(i)	the Key Company Warranties being true and correct as of the Closing Date; and

(j)	the Key Investor Warranties being true and correct as of the Closing Date.

4.2

(a)

The Closing Conditions set out in Clauses 4.1(a) – (e) above are for the benefit of the Company and of the Investor. The Company and the Investor may (to the extent permitted by Law) waive these Closing Conditions in whole or in part, by mutual written consent at any time prior to the Longstop Date;

(b)

the Closing Conditions set out in Clauses 4.1(f) – (i) above are for the benefit of the Investor. The Investor may (to the extent permitted by Law) waive these Closing Conditions in whole or in part, by written consent of the Investor at any time prior to the Longstop Date; and

(c)

the Closing Condition set out in Clause 4.1(j) above is for the benefit of the Company. The Company may (to the extent permitted by Law) waive this Closing Condition in whole or in part, by written consent of the Company at any time prior to the Longstop Date.

4.3	Except for the Closing Conditions, this Agreement and the Proposed Transaction are not subject to any other condition precedent or subsequent.

4.4	The Company and the Investor shall each notify the other promptly (but in any event within one (1) Business Day) upon becoming aware that:

(a)

circumstances have arisen that are reasonably likely to result in any of the Closing Conditions not being satisfied prior to the Longstop Date together with such details of the relevant circumstances as are in the relevant Party’s possession at the relevant time; or

(b)	any of the Closing Conditions (other than the Closing Conditions in Section 4.1(i) and (j), which shall be fulfilled as of the Closing Date) have been fulfilled.

The first (1st) Business Day following the date on which all Closing Conditions (other than the Closing Conditions in Clauses 4.1(i) and (j), which shall be fulfilled as of the Closing Date) have been fulfilled is the Unconditional Date.

Shareholder Approval

4.5

The Company shall use all reasonable endeavours in furtherance of the fulfilment of the Company Shareholder Approval Condition as soon as reasonably practicable after the date of this Agreement and in any event by the Longstop Date, and in particular, shall comply with its obligations in Clause 4.6 to 4.8.

4.6	The Company shall:

(a)

ensure that a request (requête) be sent to the president of the Paris commercial court for the appointment of the Special Benefits Appraiser no later than two (2) Business Days after the date of this Agreement;

(b)

ensure that the Board resolves to convene the Company Shareholder Meeting to approve the Company Resolutions for and on a date that is no later than thirty-five (35) Business Days after the date of this Agreement;

(c)

proceed with the publication of the meeting notice (avis de réunion – the Meeting Notice) on the website of the Bulletin des Annonces Légales (Balo) including the Company Resolutions to be submitted to the Company’s shareholders, no later than seven (7) Business Days after the date of this Agreement;

(d)

publish on its website, no later than fifteen (15) calendar days before the date of the Company Shareholder Meeting, all the preparatory documents required for the holding of the Company Shareholder Meeting, including the Meeting Notice, the convening notice, the report of the Board to the Company Shareholder Meeting, the Company’s auditor reports and, no later than eight (8) calendar days before the date of the Company Shareholder Meeting, the report of the Special Benefits Appraiser (together, the Preparatory Documents);

(e)

proceed with the publication of the convening notice (avis de convocation) on the Balo’s website and in a French legal newspaper no later than fifteen (15) calendar days before the date of the Company Shareholder Meeting;

(f)	comply with all applicable Law and/or regulation in relation to the contents of the Preparatory Documents, the convening and the conduct of the Company Shareholder Meeting;

(g)	promptly notify the Investor when each of the Preparatory Documents has been published;

(h)

after the publication of the Meeting Notice, keep the Investor informed, (i) on a regular basis or as soon as reasonably practicable following a request from the Investor and (ii) no later than two (2) calendar days before the date of the Company Shareholder Meeting, of the number and content of proxy votes received in respect of the Company Resolutions;

(i)	permit up to two (2) representatives of the Investor and/or its legal advisers to attend the Company Shareholder Meeting;

(j)	notify the Investor in writing of the result of the Company Shareholder Meeting promptly following such meeting; and

(k)	promptly notify the Investor in writing of the result of the Board Meeting relating to the Board Resolutions promptly following such meeting.

4.7	In relation to the preparation of the Preparatory Documents, the Company shall:

(a)

provide the Investor and its advisers on a regular basis with draft copies of the Preparatory Documents and have regard in good faith to comments reasonably proposed by the Investor and its advisers before drafts are published in final form; and

(b)

incorporate any comments into the Preparatory Documents as reasonably required by the Investor or its advisers which relate to information about the Investor Group and the Proposed Transaction and procure that the Preparatory Documents, when made public, do not contain any reference to the Investor or a description of the Investor Group which has not been approved in writing by the Investor or its advisers.

4.8

The Investor shall promptly provide the Company, to the standard that is required for the Company to meet its obligations in relation to the convening of the Company Shareholder Meeting, with information about itself, its directors and the Investor Group which is required for the purpose of inclusion in the Preparatory Documents, and provide all other assistance which may be reasonably required for the preparation of the Preparatory Documents including access to, and ensuring that reasonable assistance is provided by, its advisers.

The Investor shall also promptly provide the Company with any such anti-money laundering and “know your customer” documents as may be reasonably requested by the Company.

Regulatory Clearances

4.9

Subject to Clause 4.10, the Investor shall use commercially reasonable efforts to prepare and promptly submit all submissions, notifications and filings necessary or advisable (as determined in good faith by the Investor) to ensure that the Regulatory Clearances are obtained as soon as reasonably practicable.

4.10

The Company shall, and shall procure that each member of the Company Group shall, at all times provide all necessary cooperation and assistance to the Investor to ensure that the Regulatory Clearances are fulfilled as soon as reasonably practicable, including by providing to the Investor and/or relevant Governmental Entities, such information and documents as may be reasonably necessary to ensure that:

(a)	the Investment is capable of being validly and promptly notified by the Investor in order to achieve satisfaction of the Regulatory Clearances;

(b)	any request for information from the relevant Governmental Entity is fulfilled promptly and in any event, in accordance with any relevant time limit set by such Governmental Entity; and

(c)	any outreach to any Governmental Entity that the Investor reasonably deems necessary or advisable, is achieved as promptly as reasonably practicable.

4.11	The Investor will at all times cooperate with the Company by ensuring that it shall:

(a)

promptly notify the Company’s Counsel and provide copies of any communication from the relevant Governmental Entity or other person in relation to achieving the satisfaction of the Regulatory Clearances; and

(b)

provide the Company’s Counsel with drafts of all submissions and material communications to relevant Governmental Entities at such time as will allow the Company a reasonable opportunity to provide comments on such submissions or communications before they are submitted or sent (and incorporate any reasonable comments and amendments provided by the Company or its external advisors);

(c)

provide the Company with copies (or a written record if the communication is oral) of all such submissions and communications in the form submitted, provided however that the Investor shall not be required to provide copies of any confidential information directly to the Company where such copies have been provided to the Company’s advisers on a confidential basis for the purpose of reviewing a relevant submission or communications in accordance with this Clause 4.11(c); and

(d)

allow persons nominated by the Company to attend all meetings whether in person, by telephone or by other means with the relevant Governmental Entity and, where appropriate, to make oral submissions at such meetings, save as required by applicable Law or regulation; and

(e)

provide the Company on a regular basis with information about the status and progress of the proceedings regarding the Regulatory Clearances and inform the Company promptly about fulfilment of any Regulatory Clearances.

4.12	Notwithstanding the Regulatory Clearances:

(a)

the Investor is not obliged to propose, effect or agree to the sale, divestiture, license or other disposal of any assets or businesses of the Investor or a member of the Investor Group, or to take any other action that limits the right of the Investor to own or operate any part of its business or the business of a member of the Investor Group;

(b)

the Company is not obliged to propose, effect or agree to the sale, divestiture, license or other disposal of any assets or businesses of the Company or a member of the Company Group, or to take any other action that limits the right of the Company to own or operate any part of its business or the business of a member of the Company Group;

(c)

neither the Company, the Investor, nor any member of the Company Group or the Investor Group, respectively, shall, without the other Party’s written consent, discuss or commit to any sale, divestiture, license or other disposal of any assets or businesses of a member of the Company Group, or otherwise take any action which limits the right of the Company to own or operate any part of its business or the business of any member of the Company Group for the purpose of the Regulatory Clearances.

4.13

To the extent that this Clause 4 obliges the Parties to disclose confidential, or commercially sensitive information, that information may be disclosed on a confidential, “counsel-to-counsel” basis only from the Investor’s Counsel to the Company’s Counsel (or vice versa).

4.14

The Company shall not, and shall procure that each member of the Company Group shall not, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets (including any Intellectual Property Rights) of or equity in, or by any other manner, any entity or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into of an agreement relating to or the consummation of such acquisition, merger or consolidation could reasonably be expected to delay the satisfaction of, or increase the risk of not satisfying, any Regulatory Clearances.

5.	Unconditional Date and Closing

5.1

Closing shall take place at the Paris offices of the Investor’s Counsel on the fifth (5th) Business Day after the Unconditional Date or such other location or date as may be agreed in writing by the Company and the Investor (provided that all the Closing Conditions (other than those which have been waived in accordance with Clause 4.2) remain fulfilled at that date) (the Closing Date).

5.2

At Closing each of the Company and the Investor shall deliver or perform (or ensure that there is delivered or performed) all those documents, items and actions respectively listed in relation to that Party or any of its Affiliates (as the case may be) in Schedule 3 (Closing Arrangements).

5.3

All Closing arrangements in Schedule 3 (Closing Arrangements) shall be deemed to take place simultaneously, and none of them shall be deemed to have taken place until and unless all others have been completed.

5.4

If the Company (on the one hand) or the Investor (on the other) fails to comply with any obligation in Schedule 3 (Closing Arrangements), then the other Party shall be entitled (in addition to and without prejudice to other rights and remedies available) by written notice to the Party in default on the date Closing would otherwise have taken place, to:

(a)	require Closing to take place so far as practicable having regard to the defaults which have occurred; or

(b)

notify the Party in default of a new date for Closing (being not more than ten (10) Business Days after the original date for Closing) in which case the provisions of this Clause 5 (other than this Clause 5.4) and Schedule 3 (Closing Arrangements) shall apply to Closing as so deferred but on the basis that such deferral may only occur once.

5.5

If, in accordance with Clause 5.4(b), Closing is deferred and at such deferred Closing a Party fails to comply with its obligations in Schedule 3 (Closing Arrangements) the non-defaulting Party shall have the right to terminate this Agreement (other than the Surviving Provisions).

5.6

If this Agreement terminates pursuant to this Clause 5, neither Party (nor any of its Affiliates) shall have any claim of any nature against the other Party (or any of its Affiliates) under this Agreement, except in respect of any rights and liabilities which have accrued before termination or under any of the Surviving Provisions including, for the avoidance of doubt, any obligation of the Company to pay the Company Break Payment pursuant to Clause 8.5.

6.	Company Warranties and Undertakings

6.1

The Company warrants to the Investor as at the date of this Agreement in the terms of the warranties set out in Schedule 1 (Company Warranties) (the Company Warranties). Each Company Warranty shall be construed separately and independently and (except as expressly otherwise provided) no Company Warranty shall be limited by reference to any other Company Warranty.

6.2

The Parties agree that the Company shall not be liable for any breach or any inaccuracy of any Company Warranty other than the Key Company Warranties in the event the fact, matter, event or circumstance giving rise to such breach or any inaccuracy was Disclosed. The Key Company Warranties shall be deemed to be repeated immediately before Closing by reference to the facts and circumstances then existing as if references in the Key Company Warranties to the date of this Agreement were references to such date.

6.3

The Company agrees and undertakes to the Investor that, except in the case of fraud, it has no rights against and shall not make any claim against any present or former employee, director, agent or officer of any member of the Company Group or any member of the Investor Group on whom it may have relied before agreeing any term of or before entering into this Agreement or any other Transaction Document (including in relation to any information supplied or omitted to be supplied by any such person in connection with the Company Warranties, this Agreement or any other Transaction Document).

6.4

If the Company has a liability arising under a Company obligation under this Agreement, any amounts due in satisfaction of that liability shall be paid in full without deduction or retention (except as required by applicable Law or as otherwise expressly permitted under this Agreement). The Company hereby waives and relinquishes any right of set-off or counterclaim which it may have in respect of the payment of any such amount.

6.5

The Company’s indemnification obligation hereunder in respect of the Company Warranties (other than the Key Company Warranties) shall not exceed [***] in the aggregate and shall expire upon the second (2nd) anniversary of the date of this Agreement (being specified, for the avoidance of doubt, that such expiry date shall be without effect on any claim issued by the Investor prior to such date in accordance with this Agreement), except that in respect of Key Company Warranties that are given on the date of this Agreement and repeated immediately before Closing, such indemnification obligations in respect of such Key Company Warranties shall not expire. Additionally, no indemnification shall be due by the Company in respect of a breach of any Company Warranties other than any Key Company Warranties unless and until the aggregate amount of all damages suffered by the Investor arising from one or more breaches of the Company Warranties shall exceed [***] in the aggregate.

7.	Investor Warranties

7.1

The Investor warrants to the Company as at the date of this Agreement in the terms of the warranties set out in Schedule 2 (Investor Warranties). Each Investor Warranty shall be construed separately and independently and (except as expressly otherwise provided) no Investor Warranty shall be limited by reference to any other Investor Warranty.

7.2

The Key Investor Warranties shall be deemed to be repeated by the Investor immediately before Closing by reference to the facts and circumstances then existing as if references in the Key Investor Warranties to the date of this Agreement were references to such date.

7.3

The Investor agrees and undertakes to the Company that, except in the case of fraud, it has no rights against and shall not make any claim against any present or former employee, director, agent or officer of any member of the Company Group on whom it may have relied before agreeing any term of or before entering into this Agreement or any other Transaction Document (including in relation to any information supplied or omitted to be supplied by any such person in connection with the Company Warranties, this Agreement or any other Transaction Document).

7.4

The Investor’s indemnification obligation hereunder in respect of the Investor Warranties (other than the Key Investor Warranties) shall not exceed [***] in the aggregate and shall expire upon the second (2nd) anniversary of the date of this Agreement (being specified, for the avoidance of doubt, that such expiry date shall be without effect on any claim issued by the Company prior to such date in accordance with this Agreement), except that in respect of Key Investor Warranties that are given on the date of this Agreement and repeated immediately before Closing, such indemnification obligations in respect of such Key Investor Warranties shall not expire. Additionally, no indemnification shall be due by the Investor in respect of a breach of any Investor Warranties other than any Key Investor Warranties unless and until the aggregate amount of all damages suffered by the Investor arising from one or more breaches of the Investor Warranties shall exceed [***] in the aggregate.

8.	Termination and Break Payment

8.1

Subject to Clause 8.2, either the Investor or the Company may by notice to the other Party terminate this Agreement if (i) the Unconditional Date has not occurred on or before the Longstop Date (or such later date as the Parties may agree in writing) or (ii) the other Party materially breaches its obligations under this Agreement. The Investor may by notice to the Company terminate this Agreement if the Closing Condition in Clause 4.1(i) is not satisfied as of the Closing Date. The Company may by notice to the Investor terminate this Agreement if the Closing Condition in Clause 4.1(j) is not satisfied as of the Closing Date.

8.2

No Party shall be entitled to terminate this Agreement pursuant to Clause 8.1 if such Party has breached any of its obligations under Clause 4, where such breach or breaches directly resulted in the Closing Conditions not being fulfilled by the Longstop Date, provided that the non-defaulting Party notifies the defaulting Party as soon as reasonably practicable after it becomes aware of any relevant breach and the defaulting Party has a period of not less than ten (10) Business Days or, if shorter, the period between the date of notice and the Longstop Date in which to remedy any relevant breach and fails to do so.

8.3

The Investor may, by notice to the Company, terminate this Agreement at any time before Closing with immediate effect if any of the following circumstances arises or occurs at any time before Closing, namely:

(a)	any Material Adverse Change; or

(b)

the Company does not make all reasonable efforts to ensure that the Company Resolutions are approved by the necessary majority of the shareholders of the Company at the Company Shareholder Meeting by no later than forty-five (45) Business Days after the date of this Agreement and such approval is not granted by the shareholders of the Company.

8.4

Each Party undertakes to disclose promptly to the other Party in writing any breach, matter, event, condition, circumstance, fact or omission of which any member of the Company Group or the Investor Group, as applicable, is or becomes aware that may give rise to a right of termination under Clause 8.

8.5

If this Agreement is terminated by the Investor pursuant to Clause 8.1(ii) or Clause 8.3(b), the Company shall pay the Investor by way of compensation for any loss suffered, an amount (which shall be exclusive of taxes, if applicable) equal to [***] (the Company Break Payment).

8.6

If this Agreement is terminated by the Company pursuant to Clause 8.1(ii), the Investor shall pay the Company by way of compensation for any loss suffered, an amount (which shall be exclusive of taxes, if applicable) equal to [***] (the Investor Break Payment).

8.7

If the Company Break Payment or Investor Break Payment becomes payable, the Company or Investor, as applicable, shall pay it in accordance with Clause 14 within five (5) Business Days after the termination of this Agreement occurs. For the avoidance of doubt, the payment of the Company Break Payment by the Company to the Investor or of the Investor Break Payment by the Investor to the Company in accordance with this Clause 8.7 does not limit the other Party’s ability to pursue other remedies under or in connection with this Agreement, any other contract or applicable Law (including, but not limited to, the entitlement to specific performance and the entitlement to damages exceeding the amount of the Company Break Payment or the Investor Break Payment as applicable).

8.8

If this Agreement terminates, neither Party (nor any of its Affiliates) shall have any claim of any nature against the other Party (or any of its Affiliates) under this Agreement, except in respect of any rights and liabilities which have accrued before termination or under any of the Surviving Provisions including, for the avoidance of doubt, any obligation of the Company to pay the Company Break Payment arising under Clause 8.5.

9.	Anti-Dilution

9.1

The Parties agree that in the event of any issuance (or a sale from treasury) by the Company of any Share Instruments in the period following Closing and until the Investor and its Affiliates cease to hold, as a result of any disposals and/or any non-exercise of its rights to subscribe for Share Instruments on a pro rata basis by the Investor and its Affiliates, in aggregate, at least twenty (20) per cent of the Shares and Voting Rights (the Shareholding Period), the Investor shall have the right to subscribe for (or purchase) up to such number of Share Instruments that represents its pro rata share on a non-diluted basis of the Share Instruments so issued (or sold) by the Company on the same terms as other investors in the issuance of such Share Instruments, provided that (i) if such Share Instruments comprise American Depositary Shares, Investor shall not be entitled to receive American Depositary Shares but will be entitled to receive such number of Ordinary Shares equivalent to the American Depositary Shares they would otherwise be entitled to, and (ii) without prejudice to Investor’s registration rights under this Agreement, if such issuance is registered under the Securities Act, the Investor’s subscription shall not be entitled to registration under the Securities Act. For the avoidance of doubt, the Investor’s pro rata share shall be calculated on the basis of all Ordinary Shares and Convertible Preferred Shares.

10.	Post-Closing Covenants

10.1	During the Shareholding Period, the Company shall not take any action or decision in respect of any Reserved Matter without the Investor’s prior consent.

10.2	A series of related transactions shall be construed as a single transaction, and any amounts involved in related transactions shall be aggregated to determine whether a matter is a Reserved Matter.

10.3

If the Investor’s consent has been obtained in relation to any Reserved Matter in accordance with this Clause 10, the Investor shall, so far as it is legally able, exercise all voting rights and powers (direct or indirect) available to it to effect the carrying out of any such action or decision, to the extent such Reserved Matter is implemented by the Board.

10.4	If an action or decision requires the Investor’s consent, in accordance with this Clause 10, the Company shall notify the Investor and seek the consent of the Investor as soon as practicable.

10.5

The Investor shall resolve on any action or decision referred to it in accordance with Clause 10.4 within ten (10) Business Days of receipt of notice from the Company and such resolution shall become effective immediately upon the Investor’s consent having been obtained, provided that the Investor’s consent shall be deemed given in respect of any action or decision not resolved upon by the Investor within such ten (10) Business Day period.

10.6

The Company undertakes to notify the Investor during the Shareholding Period of the existence of any transaction which the Company determines shall, or is likely to, qualify as a Change of Control as soon as reasonably practicable and in any event within two (2) business days of the Company becoming aware of such transaction, it being specified that said notification shall mention in particular the main terms and conditions of the transaction (including the nature and the number of securities involved as well as the price) (the Change of Control Notification).

10.7	Nothing in Clause 10.1 or Schedule 5 (Reserved Matters) shall operate so as to restrict or prevent any of the following:

(a)	any action required or expressly contemplated by the Transaction Documents;

(b)

taking any action that the members of the Company Group reasonably consider is required to be undertaken in order to comply with any applicable Law, regulation, judgment or order (including the requirements of any relevant stock exchange or Governmental Entity), provided that the Company;

(i)	consults in good faith with the Investor prior to taking any such action to the extent reasonably practicable; and

(ii)	takes account of any reasonable requests of the Investor with respect to such action.

11.	Information, Records and Reporting

11.1

Subject to any legal or regulatory restrictions applicable to the Company, the Company shall supply to the Investor, at the request of the Investor (at the Investor’s expense), copies of any information in the possession of the Company Group which is reasonably required by the Investor for the purposes of managing the tax affairs of the Investor (or any of its Affiliates) or for the purposes of complying with its legal, regulatory and accounting obligations, as soon as practicable after such request and in any event within twenty (20) Business Days of such request.

11.2

Subject to any legal or regulatory restrictions applicable to the Company, if the Investor determines in good faith that its shareholding in the Company requires equity method accounting treatment for purposes of its quarterly and annual financial statements (or otherwise requires such information in order to comply with applicable accounting standards), the Company shall provide the Investor with all financial and non-financial information required to comply with applicable Law, including the following information (subject to changes in accordance with changes in such laws and regulations):

(a)	Quarterly information:

(i)

As soon as practicable, but in any event no later than three (3) Business Days after each three (3) month period ending 31 March, 30 June, 30 September and 31 December each year (each a Quarter End) (each a Quarter Period):

(A)	a consolidated unaudited statement of income (prepared under IFRS) for the year-to-date period through such Quarter End;

(B)	a detailed consolidated trial balance as at such Quarter End (profit and loss (P&L) only);

(C)

a summary of transactions between the Investor and the Company during such Quarter Period, outstanding balances at the end of the Quarter Period, and how such are captured in each of (A) and (B) above;

(D)	opening and closing capitalisation tables and reconciliations (including dates and amounts of changes to equity in issue), on an undiluted and fully diluted basis;

(E)	a current consolidated budget for periods beyond such Quarter Period; and

(F)	a matrix of all Sarbanes-Oxley controls and current year operating effectiveness testing results, including all identified deficiencies and status of remediation; and

(ii)	in the event that the information required under Clause 11.2(a)(i) will not be available within the timeline outlined, the following information:

(A)	as soon as practicable, but in any event no later than (five) 5 Business Days prior to the Quarter End:

(I)	a consolidated unaudited statement of income (prepared under IFRS) for the year-to-date period through the second month of the current Quarter Period;

(II)	a detailed consolidated trial balance as at the second month of such Quarter Period (P&L only);

(III)	a current consolidated budget for periods beyond the second month of such Quarter Period (P&L only);

(IV)

a summary of transactions between the Investor and the Company during the current Quarter Period, outstanding balances at the end of the second month of such Quarter Period, and how such are captured in each of (I), (II) and (III) above;

(V)	opening and closing capitalisation tables and reconciliations (including dates and amounts of changes to equity in issue), on an undiluted and fully diluted basis; and

(B)	as soon as practicable, but in any event no later than three (3) Business Days after the Quarter End:

(I)	a schedule of known or reasonably anticipated changes to the P&L budget for the third month of the respective Quarter Period, if aggregating to a net amount in excess of [***]; and

(II)	a matrix of all Sarbanes-Oxley controls and last update of the Company’s current year operating effectiveness testing results, including all identified deficiencies and status of remediation; and

(iii)	a final version of the financial statements for such Quarter Period; and

(b)	Annual information:

(i)	As soon as practicable, but in any event no later than fifteen (15) Business Days after each twelve (12) month period ending 31 December each year (each a Year End) (each a Financial Year):

(A)	a consolidated unaudited statement of comprehensive income (prepared under IFRS) for such Financial Year;

(B)	a consolidated unaudited statement of financial position (prepared under IFRS) for such Financial Year;

(C)	a detailed trial balance as at such Year End;

(D)

a summary of transactions between the Investor and the Company during such Financial Year, outstanding balances at the end of the period, and how such are captured in each of (A), (B) and (C) above; and

(E)	a matrix of all Sarbanes-Oxley controls and last update of operating effectiveness testing results for the Financial Year, including all identified deficiencies and status of remediation; and

(ii)	a final version of the audited financial statements for such Financial Year,

provided that the P&L information outlined above shall be provided only from the Quarter Period ending [•] and each subsequent Quarter Period and the Financial Year ending 31 December 2024 and each subsequent Financial Year;

(iii)

as soon as practicable, but in any event no later than ten (10) Business Days after the filing of the form 20-F for the relevant Financial Year, a final matrix of all Sarbanes-Oxley controls and operating effectiveness testing results for such Financial Year, including all identified deficiencies and status of remediation.

11.3

Subject to any legal or regulatory restrictions applicable to the Company, if the Investor determines in good faith that the Company is an entity that is subject to financial consolidation with the Investor for the purposes of its quarterly and annual financial statements (or otherwise requires such information in order to comply with applicable accounting standards), the Company shall provide the Investor with all financial and non-financial information required to comply with applicable Law, including the following information (subject to changes in accordance with changes in such laws and regulations):

(a)	Quarterly information:

(i)	as soon as practicable, but in any event no later than 3 Business Days after each Quarter End:

(A)	a consolidated unaudited statement of comprehensive income (prepared under IFRS) for the year-to-date period through such Quarter End;

(B)	a consolidated unaudited statement of financial position (prepared under IFRS) as at such Quarter End;

(C)	a consolidated unaudited statement of cash flow (prepared under IFRS) for the year-to-date period through such Quarter End;

(D)	detailed trial balances as of such Quarter End;

(E)

a summary of transactions between the Investor and the Company during such Quarter Period, outstanding balances at the end of the second month of such Quarter Period, and how such are captured in each of (A) – (D) above;

(F)	access to account reconciliations and supporting schedules and other documentation, as may reasonably be requested, as at such Quarter End;

(G)	opening and closing capitalisation tables and reconciliations (including dates and amounts of changes to equity in issue), on an undiluted and fully diluted basis;

(H)	a current consolidated budget for periods beyond such Quarter Period; and

(I)	a matrix of all Sarbanes-Oxley controls and last update of current year operating effectiveness testing results, including all identified deficiencies and status of remediation;

(ii)	in the event that the information required under Clause 11.3(a)(i) will not be available within the timeline outlined, the following information:

(A)	as soon as practicable, but in any event no later than five (5) Business Days prior to quarter-end:

(I)	a consolidated unaudited statement of comprehensive income (prepared under IFRS) for the year-to-date period through the second month of such Quarter Period;

(II)	a consolidated unaudited statement of financial position (prepared under IFRS) as of the end of the second month of such Quarter Period;

(III)	a consolidated unaudited statement of cash flow (prepared under IFRS) for the year-to-date period through the second month of such Quarter Period;

(IV)	detailed trial balances as of the second month of such Quarter Period;

(V)	a current consolidated budget for periods beyond the second month of such Quarter Period;

(VI)	a consolidated cash forecast for periods beyond the second month of such Quarter Period, with details on cash flows for the third month of such Quarter Period in statutory cash flow format;

(VII)

a summary of transactions between the Investor and the Company during such Quarter Period, outstanding balances at the end of the second month of such Quarter Period, and how such are captured in each of (I) – (VI) above;

(VIII)	access to account reconciliations and supporting schedules and other documentation, as may reasonably be requested, as of the second month of such Quarter Period; and

(IX)	opening and closing capitalisation tables and reconciliations (including dates and amounts of changes to equity in issue), on an undiluted and fully diluted basis; and

(B)	as soon as practicable, but in any event no later than three (3) Business Days after each Quarter End:

(I)

a schedule of known or reasonably anticipated changes to the P&L budget for the third month of such Quarter Period, if aggregating to an amount in excess of five million US dollars (US$5,000,000) per financial statement line item (FSLI);

(II)	a schedule of known or reasonably anticipated changes to the balance sheet since the second month of such Quarter Period, if aggregating to an amount in excess of [***] per FSLI;

(III)	access to account reconciliations and supporting schedules and other documentation, as may reasonably be requested by the Investor, as of such Quarter End; and

(IV)	a matrix of all Sarbanes-Oxley controls and last update of current year operating effectiveness testing results, including all identified deficiencies and status of remediation; and

(iii)	as soon as practicable, but in any event no later than six (6) Business Days after each Quarter End:

(A)	bank statements as of such Quarter End; and

(B)

completed templates provided by the Investor, required to support the Investor’s consolidated reporting, including but not limited to: headcount, manpower costs, inventory, MOT rollforwards for intangible assets, PP&E, right-of-use assets, leases payable and tax balances; and

(b)	Annual information:

(i)

information, as may be reasonably requested by the Investor, to support the Investor’s annual financial statement audit, including, but not limited to, the Company’s cooperation with auditors for confirmation of material balances with the Company’s external vendors or customers;

(ii)	as soon as practicable, but in any event no later than fifteen (15) Business Days after each Year End:

(A)	a consolidated unaudited statement of comprehensive income (prepared under IFRS) for such Financial Year;

(B)	a consolidated unaudited statement of financial position (prepared under IFRS) for such Financial Year;

(C)	a consolidated unaudited statement of cash flow (prepared under IFRS) for such Financial Year;

(D)	a consolidated unaudited statement of changes in equity (prepared under IFRS) for such Financial Year;

(E)	detailed trial balances as such Year End; and

(F)	a matrix of all Sarbanes-Oxley controls and last update of operating effectiveness testing results for the Financial Year, including all identified deficiencies and status of remediation;

(iii)

in the first Financial Year following the Investor’s consolidation of the Company, the Company shall present the information outlined above on a monthly basis to separately capture such relevant information from the date of consolidation; and

(iv)

as soon as practicable, but in any event no later than [***] after the filing of the form 20-F for the relevant Financial Year, a final matrix of all Sarbanes-Oxley controls and operating effectiveness testing results for the relevant Financial Year, including all identified deficiencies and status of remediation.

11.4

The Company shall update on its website the number of its outstanding voting rights on a monthly basis as per applicable Law and shall confirm such number to the Investor (i) at reasonably the same time as it updates its website and (ii) two (2) Business Days before any shareholder meeting of the Company.

11.5

If the Company fails to provide any of the information required to be provided by it to the Investor under this Clause 11 within the period specified, the relevant Investor may serve notice on the Company requesting such information.

11.6

The Investor shall not, directly or indirectly, publicly disclose any information provided to the Investor pursuant to this Clause 11 that has not been publicly disclosed by the Company unless (i) the Investor has provided a copy of such proposed public disclosure to the Company at least five (5) Business Days prior to the proposed public disclosure and (ii) the Company has provided its written consent for such disclosure (such consent not to be unreasonably conditioned, delayed or withheld), provided that such consent provided for in clause (ii) shall not be required if such disclosure is required by applicable Law or by the rules of any stock exchange or Governmental Entity.

12.	Governance

12.1	Following Closing:

(a)

the Investor will be entitled to nominate for appointment to the Board two (2) Investor Directors and the Investor shall be entitled to propose to remove from office any such person so appointed and nominate for appointment another person in that person’s place; and

(b)

the Company shall procure that the Board appoints two (2) Investor Director to each committee of the Board to the extent permitted under applicable Law and stock exchange rules. In the event that any such appointment is not permitted under applicable Law or stock exchange rules, two (2) Investor Directors shall have the right to attend any meetings of the relevant committee as a non-voting observer.

12.2

Any such appointment or removal of an Investor Director by the Investor under Clause 12.1 shall be by notice in writing delivered to the company secretary of the Company and signed on behalf of the Investor by an authorised signatory. In the case of removal of an Investor Director (from such person’s position as an Investor Director), the notice served by the Investor shall be deemed to constitute the resignation by the relevant appointee to the Board forthwith or, if a date for such person’s removal is specified in such notice, on that date, in each case without seeking compensation for loss of office and waiving all claims that the relevant Investor Director may have against the Company in connection with such resignation. Nothing in this Clause 12.2 shall prejudice:

(a)

the Investor Director’s entitlement to receive reimbursement of expenses owed to him/her by the Company Group in respect of his/her services rendered to the Board up to the date of his/her removal from office; or

(b)	any right of indemnity available to such Investor Director (whether under the Company’s Constitutional Documents, any insurance policy, deed of indemnity or otherwise).

12.3	Subject to Clause 12.5, as soon as reasonably practicable after:

(a)

receiving notice from the Investor nominating a person for appointment as an Investor Director under Clause 12.1 and in any event within twenty (20) Business Days of such notice, the Company shall take all action to effect any such appointment (i) by convening a meeting of the Company’s shareholders to decide to increase the size of the Board or (ii) by a Board decision by way of co-optation following the resignation of a director. The Company shall consult with the Investor regarding any such resignations from the Board; and

(b)

the Investor requests the removal of an Investor Director from office under Clause 12.1, the Investor shall procure that such Investor Director provides for his/her resignation letter so that the Board takes note of his/her resignation.

12.4

Subject to a continuing right to nominate such Investor Director pursuant to Clause 12.1, if an Investor Director is removed from office by the meeting of the Company’s shareholders, resigns or is not re-elected as a Director, the Investor will be entitled, by giving written notice to the Company, to propose the appointment of a replacement Investor Director who shall be appointed in accordance with Clauses 12.2, 12.2 and 12.3.

12.5

Prior to the appointment of any Investor Director pursuant to Clauses 12.1, 12.2 and 12.3, the Investor shall consult with the Board in advance regarding the identity, qualifications and suitability of the individual proposed to be appointed. Any such Investor Director or the permanent representative of an Investor Director if the latter is a legal entity, shall make himself or herself reasonably available for interviews and background checks and provide all such information (including information necessary to determine the nominee’s independent status under applicable stock exchange rules as well as any disclosure obligations of the Company and information required to be disclosed for directors in any filings required in accordance with applicable Law or any stock exchange rules or listing standards).

12.6

The Investor agrees that any Investor Director shall comply with the internal rules of the Board of Directors, including any rule relating to the management of conflicts of interest within the Board of Directors.

12.7

Unless the Investor gives written notice to the Company that it does not wish an Investor Director that has been appointed upon his/her proposal to be nominated for re-election at the time that that Investor Director is required to resign and seek re-election pursuant to the Company’s Constitutional Documents, the Company shall (subject to the terms of this Agreement) ensure that the re-election of the relevant Investor Director is submitted to the meeting of the Company’s shareholders corresponding to the expiry of his/her term of office.

12.8

In the event that the Investor and its Affiliates cease to hold, as a result of any disposals and/or any non-exercise of its rights to subscribe for Share Instruments on a pro rata basis by the Investor and its Affiliates, in aggregate, forty (40) per cent of the Shares and Voting Rights but during the Shareholding Period, the Investor shall procure, should there be more than one (1) Investor Director, that one (1) Investor Director resigns forthwith without seeking compensation for loss of office and waiving all claims that the relevant Investor Director may have against the Company in connection with such resignation. If one (1) Investor Director refuses to resign, the Parties shall use reasonable endeavours to ensure that one (1) Investor Director is removed by the meeting of the Company’s shareholders as soon as practicable. Nothing in this Clause 12.8 shall prejudice:

(a)

the Investor Director’s entitlement to receive reimbursement of expenses owed to him/her by the Company Group in respect of his/her services rendered to the Board up to the date of his/her removal from office; or

(b)	any right of indemnity available to such Investor Director (whether under the Company’s Constitutional Documents, any insurance policy, deed of indemnity or otherwise).

12.9

Following the expiry of the Shareholding Period, the Investor shall procure that the Investor Director resigns forthwith without seeking compensation for loss of office and waiving all claims that the relevant Investor Director may have against the Company in connection with such resignation. If the Investor Director refuses to resign, the parties shall use reasonable endeavours to ensure that such Investor Director is removed by the meeting of the Company’s shareholders as soon as practicable. Nothing in this Clause 12.9 shall prejudice:

(a)

the Investor Director’s entitlement to receive reimbursement of expenses owed to him/her by the Company Group in respect of his/her services rendered to the Board up to the date of his/her removal from office; or

(b)	any right of indemnity available to such Investor Director (whether under the Company’s Constitutional Documents, any insurance policy, deed of indemnity or otherwise).

12.10

In the case of the removal of an Investor Director pursuant to this Clause 12, the Investor shall indemnify the Company against any liability incurred as a result of any claim made by the Investor Director against the Company in connection with his/her removal from office together with any documented costs reasonably incurred by the Company in connection with such claim.

12.11	Subject to Clause 12.13, a quorum shall exist at any Board Meeting if at least one (1) Investor Director is present or represented.

12.12

If a quorum is not present at a Board Meeting within thirty (30) minutes from the time specified for the Board Meeting, or if during the meeting a quorum is no longer present, the meeting shall be adjourned for at least two (2), but no more than five (5), Business Days (excluding the date of the original Board Meeting and the date of the adjourned meeting) to the same place and time of day.

12.13	Clause 12.11 shall not apply:

(a)	to any adjourned Board Meeting convened in accordance with Clause 12.12; or

(b)	if the Chair determines, acting reasonably and in good faith, that a Board Meeting needs to be convened on an urgent basis, and:

(i)	the occurrence of urgent business and the need to convene a Board Meeting on an urgent basis has been certified by the Chair and the independent directors of the Board; and

(ii)	notice of the Board Meeting was given to the Investor Director(s) at the same time as notice of the Board Meeting was given to the other directors.

12.14

The Company agrees and shall procure that the Board shall not propose any resolution to the Company’s shareholders which would, if passed, remove or reduce or impede the exercise of the rights of the Investor set out in this Clause 12.

13.	Registration Rights

13.1

To the extent that the Company has not done so pursuant to the Initial Investment Agreement, the Company agrees that, within 120 calendar days following the Closing Date (such deadline, the Filing Deadline), the Company will submit to or file with the SEC a registration statement for a shelf registration on Form F-3, or in the event that Form F-3 is not available, the Company shall file with the SEC a shelf registration on such other form as is available to it (such initial registration statement, as amended, and together with any other registration statement required by this Clause 13, as necessary to reflect all Ordinary Shares issued upon conversion of Convertible Preferred Shares acquired by the Investor pursuant to this Agreement and the Ordinary Shares issued pursuant to the Initial Investment Agreement, the Registration Statements and each, a Registration Statement), covering the resale of all Registrable Securities, and shall use its best efforts to have each Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the thirtieth (30th) calendar day (or sixtieth (60th) calendar day if the SEC notifies the Company that it will “review” such Registration Statement) following the Filing Deadline and (ii) the fifth (5th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the Effectiveness Deadline); provided, however, that if such Effectiveness Deadline falls on a Saturday, Sunday, or other day that the SEC is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the SEC is open for business; and provided further, that the Company obligations to include the Registrable Securities in a Registration Statement are contingent upon (and, if applicable, the Filing Deadline shall be automatically extended as a result of any failure of or delay in) the Investor furnishing in writing to the Company such customary information regarding the Investor or its permitted assigns, the securities of the Company held by the Investor and the intended method of disposition of the Registrable Securities as shall be customary, required by applicable Law to be included in a Registration Statement and as reasonably requested by the Company to effect the registration of the Registrable Securities, and the Investor shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Company shall be entitled to postpone and suspend the effectiveness or use of a Registration Statement, if applicable, as permitted by Clause 13.5 of this Agreement and/or Clause 10.5 of the

Initial Investment Agreement. In no event shall the Investor be identified as a statutory underwriter in any Registration Statement unless specifically requested by the SEC in which case the Investor will have an opportunity to withdraw from such Registration Statement. Notwithstanding the foregoing, if the SEC prevents the Company from including any or all of the Ordinary Shares proposed to be registered under a Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities or otherwise, such Registration Statement shall register the resale of a number of Ordinary Shares which is equal to the maximum number of Ordinary Shares as is permitted by the SEC. In such event, the Company will use its best efforts to file with the SEC as soon as reasonably practicable, as allowed by the SEC, one (1) or more Registration Statements to register the resale of those Registrable Securities that were not registered on such initial Registration Statement, as so amended. For as long as the Investor holds Registrable Securities (or holds or is entitled to acquire Convertible Preferred Shares convertible into Registrable Securities), the Company will use its best efforts to file all required reports for so long as the condition in Rule 144(c)(1) is required to be satisfied, and provide all customary and reasonable cooperation, necessary to enable the Investor to resell Ordinary Shares pursuant to Rule 144 of the Securities Act (in each case, when Rule 144 of the Securities Act becomes available to the Investor), and will prepare and file with the SEC such amendments and supplements to each Registration Statement and each prospectus used in connection therewith as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered thereby until the end of the Registration Period (as defined below). Any failure by the Company to file a Registration Statement by the Filing Deadline or to effect such Registration Statement by the Effectiveness Deadline shall not otherwise relieve the Company of its obligations to file or effect the Registration Statements as set forth above under this Clause 13.

13.2

In the case of the registration effected by the Company pursuant to this Agreement and/or the Initial Investment Agreement, the Company shall, upon reasonable request, inform the Investor as to the status of such registration. At its expense, the Company shall:

(a)

except for such times as the use of the prospectus forming part of a Registration Statement is suspended pursuant to Clause 13.5 of this Agreement and/or Clause 10.5 of the Initial Investment Agreement, use its best efforts to keep such registration, and any required qualification, exemption or compliance under state securities laws (provided that the Company shall not be required in connection therewith or as a condition thereto to (i) qualify to do business in any jurisdiction where it would not otherwise be required to qualify, but for this Clause 13.2(a) and/or such Clause 10.2(a) of the Initial Investment Agreement, (ii) subject itself to general taxation in any jurisdiction where it would not otherwise be so subject but for this Clause 13.2(a) and/or such Clause 10.2(a) of the Initial Investment Agreement, or (iii) file a general consent to service of process in any such jurisdiction), continuously effective with respect to the Investor (including, for the avoidance of doubt, preparing and filing with the SEC any amendments, post-effective amendments and supplements to the Registration Statements and the prospectuses used in connection therewith as may be necessary to keep such registration effective), and to keep the applicable

Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the Investor ceases to hold any Registrable Securities and Convertible Preferred Shares. The Investor agrees to disclose, on a confidential basis (except to the extent that the public disclosure thereof is required by applicable Law), its ownership of its Registrable Securities to the Company upon request to assist the Company in making the determination described above. The period of time during which the Company is required hereunder to keep a Registration Statement effective is referred to herein as the Registration Period;

(b)	during the Registration Period, advise the Investor, as expeditiously as possible (and within no later than three (3) Business Days):

(i)	when a Registration Statement or any amendment thereto has been filed with the SEC;

(ii)

after it shall receive notice or obtain knowledge thereof, of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(iii)

of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(iv)

subject to the provisions in this Agreement and the Initial Investment Agreement, of the occurrence of any event as a result of which, as of such date, the prospectus or the Registration Statement includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising the Investor of such events, provide the Investor with any material, non-public information regarding the Company other than to the extent that providing notice to the Investor of the occurrence of the events listed in (i) through (iv) above may constitute material, non-public information regarding the Company;

(c)	during the Registration Period, use its best efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(d)

during the Registration Period, upon the occurrence of any event contemplated in Clause 13.2(b)(iv) above, except for such times as the use of a prospectus forming part of a Registration Statement is suspended in accordance with this Agreement and/or the Initial Investment Agreement, the Company shall use its best efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to the Investor of the Registrable Securities included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(e)

during the Registration Period, use its best efforts to maintain the continued listing of the Ordinary Shares on Euronext Paris and the American Depositary Shares on Nasdaq and cause all Registrable Securities to be listed on such exchange;

(f)

during the Registration Period, use its best efforts to allow the Investor to review, prior to the filing thereof, disclosure regarding the Investor in any Registration Statement and shall afford the Investor a reasonable opportunity to review and comment on such disclosure, which comments the Company shall in good faith consider and use its best efforts to incorporate;

(g)

during the Registration Period, file a Form 6-K by the date that is nine (9) months after the end of the Company’s fiscal year including six-months consolidated interim financial statements (which may be unaudited), containing appropriate notes thereto, which shall be incorporated by reference into the Registration Statement if the Registration Statement is filed on a form that permits such incorporation by reference; and

(h)

during the Registration Period, otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Investor, consistent with the terms of this Agreement and the Initial Investment Agreement, in connection with the registration of the Registrable Securities.

13.3	Bookbuilt offerings

(a)

Subject to Clause 13.3(b), if the Investor wishes to engage an underwriter, placing agent, bookrunner or financial institution performing similar role(s) (a Bookrunner) in respect of a sale of Registrable Securities (a Bookbuilt Offering):

(i)	the Investor may select the Bookrunner(s), which shall be reasonably acceptable to the Company;

(ii)

the Company shall promptly and at its own expense prepare and file with the SEC any amendments, post-effective amendments and supplements to the Registration Statements and the prospectuses used in connection therewith as may be necessary to effect such Bookbuilt Offering;

(iii)

the Company shall complete and execute all customary questionnaires; lock-up arrangements; underwriting, placing or similar agreements (which shall include customary indemnification provisions in respect of the Investor and the Company); and other documents that are reasonably required under the terms of such Bookbuilt Offering; and

(iv)

the Company shall furnish or procure the furnishing of such customary legal opinions, comfort letters or other documents, which may be reasonably requested by the Investor and the Bookrunner(s) consistent with customary market practice for similar Bookbuilt Offerings.

(b)

The Investor shall (i) be limited to an aggregate (pursuant to this Clause 13.3(b) and Clause 10.3(b) of the Initial Investment Agreement) of two (2) such Bookbuilt Offerings per calendar year, and (ii) not be entitled to commence a Bookbuilt Offering within 90 (ninety) days of the consummation of any public offering (whether primary or secondary) of the Company’s Ordinary Shares or American Depositary Shares. For the avoidance of doubt, such Bookbuilt Offerings shall not include any Piggyback Registration undertaking in accordance with Clause 13.4 and shall include Bookbuilt Offerings under the Initial Investment Agreement.

13.4	Piggyback registration

(a)

If the Company at any time proposes, for any reason other than a request made by the Investor pursuant to this Clause 13, to (i) register the resale of Ordinary Shares by shareholders of the Company under the Securities Act (other than on Form S-4 or F-4 or on Form S-8 or any other registration statement solely registering Ordinary Shares issued pursuant to an employee equity incentive plan, in each case promulgated under the Securities Act or any successor forms thereto), or (ii) consummate a bookbuilt or underwritten offering in which the Ordinary Shares of any other shareholder of the Company are included, it shall promptly give notice of such proposed action to the Investor as soon as reasonably practicable (but in the case of filing a registration statement, no later than 20 calendar days before the anticipated filing date), which notice shall (x) describe the amount and type of securities to be included, the intended method(s) of distribution and the name of the proposed lead underwriter(s), placing agent(s) or bookrunner(s), if any, and (y) offer to the Investor the opportunity to register or offer for sale such number of Ordinary Shares as the Investor may request in writing (subject to the limitation pursuant to Clause 13.4(b)) within (A) five (5) Business Days, in the case of filing a registration statement, and (B) two (2) Business Days in the case of an underwritten or bookbuilt offering (unless such offering is an overnight or bought underwritten or bookbuilt offering, then one (1) Business Day), in each case after receipt of such notice (such registration, a Piggyback Registration). The Company shall use its best efforts to cause all such Ordinary Shares to be included in such Piggyback Registration (subject to the limitation pursuant to Clause 13.4(b)) on the same terms and conditions as the Ordinary Shares otherwise being sold in such Piggyback Registration. If a Piggyback Registration is effected pursuant to a Registration Statement on Form F-3 or the then-appropriate form for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act or any successor rule thereto (a Piggyback Shelf Registration Statement), the Investor will be notified by the Company of and shall have the right, but not the obligation, to participate in any offering pursuant to such Piggyback Shelf Registration Statement, subject to the same limitations that are applicable to any other Piggyback Registration as set forth above.

(b)

If the lead underwriter(s), placing agent(s) or bookrunner(s) in good faith advise the Company that the inclusion of all such Ordinary Shares proposed to be included in any Piggyback Registration would have a negative effect on the pricing of the Ordinary Shares to be offered thereby, then the total number of Ordinary Shares proposed to be included in such Piggyback Registration shall be allocated among the Company, the Investor and any other shareholders of the Company in the following order of priority:

(i)	first, to the Ordinary Shares to be offered by the Company;

(ii)

then, to the Ordinary Shares to be offered by shareholders of the Company that requested such registration or takedown (including any shareholders who requested such registration or takedown pursuant to piggyback registration rights), allocated pro rata amongst all such shareholders;

(iii)	then, to the Ordinary Shares to be offered by shareholders that are affiliates of the Company (other than any shareholders who are included in Clause 13.4(b)(ii) above); and

(iv)	then, to the Ordinary Shares to be offered by any other shareholders, if any.

13.5

Notwithstanding anything to the contrary in this Agreement and the Initial Investment Agreement, (A) the Company shall be entitled to delay the filing or effectiveness of, or suspend the use of, a Registration Statement (or any prospectus related thereto) if (i) it reasonably determines that in order for such Registration Statement not to contain a material misstatement or an omission of a material fact, an amendment thereto would be needed to include information that at that time could not otherwise be included in a current, quarterly, half-yearly or annual report under the Exchange Act, or (ii) the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event the Board reasonably believes, upon the advice of outside legal counsel, would require additional disclosure by the Company in such Registration Statement of material information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in such Registration Statement would be expected, in the reasonable determination of the Board, upon the advice of outside legal counsel, to cause such Registration Statement to fail to comply with applicable disclosure requirements, and (B) the use of any Registration Statement (or any prospectus related thereto) by Investor shall automatically be suspended if Investor determines in its own discretion that it possesses material, non-public information as a consequence of its appointment of an Investor Director to the Company’s Board or pursuant to Investor’s involvement in the joint research and collaboration activities contemplated by the Joint Research and Collaboration Agreement, such automatic suspension terminating automatically when the Investor determines in its own discretion that such information is no longer material, non-public information (each such circumstance, a Suspension Event); provided, however, that the Company may not delay or suspend any Registration Statement pursuant to Clause 13.5(A) on more than four (4) occasions or for more than forty-five (45) consecutive calendar days, or more than one hundred and twenty (120) total calendar days in each case during any twelve (12) month period. The Company shall not, when advising the Investor of a Suspension Event pursuant to

Clause 13.5(A), provide the Investor with any material, non-public information regarding the Company other than to the extent that providing notice to the Investor of the occurrence of the Suspension Event might constitute material, non-public information regarding the Company. Upon receipt of any written notice from the Company of the happening of any Suspension Event pursuant to Clause 13.5(A) or upon Investor’s determination that a Suspension Event pursuant to Clause 13.5(B) is in effect, in each case, during the period that such Registration Statement is effective, or if as a result of a Suspension Event such Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made, in the case of the prospectus) not misleading, the Investor agrees that (i) it will immediately discontinue offers and sales of the Registrable Securities under such Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144 or other applicable exemption from registration) until it receives copies of a supplemental or amended prospectus that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless, in the case of a Suspension Event pursuant to Clause 13.5(A), otherwise notified by the Company that it may resume such offers and sales or, in the case of a Suspension Event pursuant to Clause 13.5(B), Investor determines that such a Suspension Event is no longer in effect, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by applicable Law or subpoena. If so directed by the Company, the Investor will deliver to the Company or, in the Investor’s sole discretion destroy, all copies of the prospectus covering the Registrable Securities in the Investor’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply (a) to the extent the Investor is required to retain a copy of such prospectus (1) to comply with applicable legal, regulatory, self-regulatory or professional requirements or (2) in accordance with a bona fide pre-existing document retention policy or (b) to copies stored electronically on archival servers as a result of automatic data back-up. The Investor may deliver written notice (an Opt-Out Notice) to the Company requesting that it not receive notices from the Company otherwise required by Clause 13.5(A); provided, however, that the Investor may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from the Investor (unless subsequently revoked), (i) the Company shall not deliver any such notices to the Investor and the Investor shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to the Investor’s intended use of an effective Registration Statement, the Investor will notify the Company in writing at least two (2) Business Days in advance of such intended use, and if a notice of a Suspension Event pursuant to Clause 13.5(A) was previously delivered (or would have been delivered but for the provisions of this Clause 13.5 and the related suspension period remains in effect, the Company will so notify the Investor, within one (1) Business Day of the Investor’s notification to the Company, by delivering to the Investor a copy of such previous notice of Suspension Event, and thereafter will provide the Investor with the related notice of the conclusion of such Suspension Event promptly following its availability.

13.6	Indemnification

(a)

Notwithstanding any termination of this Agreement and/or the Initial Investment Agreement, the Company agrees to indemnify, to the extent permitted by law, the Investor, its directors, officers, partners, managers, members, stockholders, advisers, agents, representatives, any Bookrunners, affiliates and each person who controls the Investor (within the meaning of the Securities Act) and the directors, officers, partners, managers, members, stockholders, advisers, agents, representatives, affiliates of each such controlling person, to the extent permitted by law, against all losses, claims, damages, liabilities and reasonable and documented out of pocket costs and expenses (including reasonable and documented attorneys’ fees of one (1) law firm (and one (1) firm of local counsel)) (collectively, Losses) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, except that the Company shall not be liable in any such case (A) insofar as such Losses are directly caused by or contained in any information or affidavit so furnished in writing to the Company by or on behalf of the Investor expressly for use therein, (B) insofar as such Losses arise from the use by the Investor of an outdated or defective prospectus after the Company has notified the Investor in writing that such prospectus is outdated or defective, (C) insofar as such Losses arise from the use by the Investor of an outdated or defective prospectus during a Suspension Event pursuant to Clause 13.5(B), or (D) the Investor’s failure to send or give a copy of the prospectus (as then amended or supplemented), if required (and not exempted) to the person(s) asserting an untrue statement or omission or alleged untrue statement or omission at or prior to the written confirmation of the sale of Registrable Securities.

(b)

In connection with any Registration Statement, the Investor shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or prospectus (to the extent required by applicable securities laws to be disclosed in such Registration Statement) and, to the extent permitted by law, shall indemnify the Company, its directors and officers and each person or entity who controls the Company (within the meaning of the Securities Act) and their directors and officers against any Losses resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained (or not contained in, in the case of an omission) in any information or affidavit so furnished in writing by on behalf of the Investor expressly for use therein; provided, however, that the liability of the

Investor shall be limited to the net proceeds received by the Investor from the sale of Registrable Securities giving rise to such indemnification obligation and the Investor shall not be liable in any such case (A) insofar as such Losses arise from the use by the Company of outdated or defective information and/or affidavits after the Investor has notified the Company in writing that such information and/or affidavits are outdated or defective or (B) insofar as the Company had a legal obligation to send or give a copy of the Registration Statement or prospectus (as then amended or supplemented) to the person(s) asserting an untrue statement or omission or alleged untrue statement or omission and failed to comply with such legal obligation at or prior to the written confirmation of the sale of Registrable Securities.

(c)

Any person or entity entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defence of such claim with counsel reasonably satisfactory to the indemnified party. If such defence is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defence of a claim shall not be obligated to pay the fees and expenses of more than one (1) counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement (i) which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or (ii) which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(d)

The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities.

(e)

If the indemnification provided under this Clause 13.6 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of the Investor shall be limited to the net proceeds received by it from the sale of Registrable Securities giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Clauses 13.6(a), (b) and (c) above, any reasonable, documented, and out of pocket legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Clause 13.6(e) from any person or entity who was not guilty of such fraudulent misrepresentation.

13.7

Subject to receipt from the Investor by the Company and its transfer agent (the Transfer Agent) and, if applicable, the Depositary Agent of customary representations and other documentation reasonably acceptable to the Company, the Transfer Agent and, if applicable, the Depositary Agent in connection therewith, and, if required by the Transfer Agent and/or Depositary Agent (if applicable), an opinion of the Company’s Counsel (which opinion shall be at the Company’s expense), in a form reasonably acceptable to the Transfer Agent and, if applicable, Depositary Agent, to the effect that the removal of any restrictive legends in such circumstances may be effected under the Securities Act, the Investor may request that the Company take all such actions of the Company necessary for the removal of any legend from the certificate(s) representing or the book-entry position evidencing the Ordinary Shares within two (2) Business Days of such request and receipt of such representations and other documentation reasonably acceptable to the Company, the Transfer Agent and the Depositary (if applicable), following the earliest of such time as the Ordinary Shares (i) are subject to and eligible to be sold or transferred pursuant to an effective registration statement or (ii) have been or are about to be sold pursuant to Rule 144. If restrictive legends are no longer required for the Ordinary Shares pursuant to the foregoing, the Company shall, in accordance with the provisions of this Clause 13 and reasonably promptly following any request therefor from the Investor accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such Ordinary Shares. The Company shall be responsible for the fees of the Transfer Agent associated with such issuance.

13.8	Expenses

(a)

All expenses (other than (w) any discounts, commissions and fees of any underwriters, Bookrunners, placement agents, brokers, dealers or similar securities industry professionals, (x) fees required under the Deposit Agreement in connection with any deposit of Ordinary Shares for the issuance of American Depositary Shares, (y) stock transfer taxes applicable to the sale of Registrable Securities and (z) fees and expenses of counsel in excess of the amount specified in clause (viii) below (Selling Expenses)) incurred by the Company in complying with its obligations pursuant to this Clause 13 and in connection with the registration and disposition of Registrable Securities shall be paid by the Company, including, without limitation, all (i) registration and filing fees (including, without limitation, any fees relating to filings required to be made with, or the listing of any Registrable Securities on, any securities exchange or over-the-counter trading market on which the Registrable Securities are listed or quoted); (ii) out-of-pocket underwriting expenses (other than as specified in clause (w) above); (iii) expenses of any audits incident to or required by any such registration; (iv) reasonable fees and expenses of complying with securities and “blue sky” laws (including, without limitation, fees and disbursements of counsel in connection with “blue sky” qualifications or exemptions of the Registrable Securities); (v) printing expenses; (vi) messenger, telephone and delivery expenses; (vii) fees and expenses of the Company’s Counsel and accountants; and (viii) the reasonable fees and expenses of the Investor’s Counsel. In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Clause 13 (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties) and the expense of any annual audits. All Selling Expenses relating to the offer and sale of Registrable Securities registered under the Securities Act pursuant to this Clause 13 shall be borne and paid by the Company, the Investor and any other shareholders of the Company participating in a Piggyback Registration, in proportion to the number of Ordinary Shares included in such registration for each such entity and to which such Selling Expenses relate. For the avoidance of doubt, the parties agree that no additional or incremental expenses are intended to arise as a result of the inclusion of Clause 13 in this Agreement and Clause 10 in the Initial Investment Agreement.

13.9	The Company shall not grant any registration rights to third parties which are more favourable than or inconsistent with the rights granted under this Clause 13.

13.10

The rights and obligations of the Parties pursuant to this Clause 13 are the same as (and not supplemental to) the rights and obligations of the Parties pursuant to Clause 10 of the Initial Investment Agreement.

14.	Payments

14.1	Any payment to be made pursuant to this Agreement shall be made in US dollars or euros, in accordance with the terms of, and unless otherwise provided for in, this Agreement.

14.2	Except as otherwise provided in this Agreement, any payment to be made pursuant to this Agreement by the Investor (or any member of the Investor Group) shall be made to the Company’s Bank Account.

14.3	Any payment to be made pursuant to this Agreement by the Company (or any member of the Company Group) shall be made to the Investor’s Bank Account.

14.4

Payment under Clauses 14.2 and 14.3 shall be in immediately available funds by electronic transfer on the due date for payment. Receipt of the amount due shall be an effective discharge of the relevant payment obligation.

14.5

If any sum due for payment in accordance with this Agreement is not paid on the due date for payment, the person in default shall pay Default Interest on that sum. Any Default Interest will not be compounded and will accrue from day to day and will be calculated based on the actual number of days elapsed from, and including, the payment due date to, but excluding, the actual payment date and a year of 360 days.

15.	Announcements

15.1

Without prejudice to Clause 16, unless otherwise agreed in writing, neither Party (nor any of their respective Affiliates or Connected Persons) shall make any announcement or issue any communication to shareholders in connection with the existence or the subject matter of this Agreement (or any other Transaction Document) without the prior written approval of the other (such approval not to be unreasonably withheld or delayed).

15.2	The restriction in Clause 15.1 shall not apply to:

(a)	the announcements issued by the Company and the Investor, in each case on the date of this Agreement in the Agreed Form;

(b)	the publication of the Preparatory Documents;

(c)	any customer or employee communications made by any member of the Company Group or Investor Group to the extent that such communications only include publicly available information; and

(d)

the extent that the announcement or communication is required by Law, by any stock exchange or any regulatory or supervisory body or authority of competent jurisdiction, whether or not the requirement has the force of applicable Law or any Governmental Entity having applicable jurisdiction.

15.3

If the exception in Clause 15.2(d) applies (other than in respect of any communications in relation to the holding of the Company Shareholder Meeting (including the Preparatory Documents) and the announcement of the results thereof), the Party making the announcement or issuing the communication shall use its reasonable endeavours to consult with the other Party in advance as to its form, content and timing and take into account the reasonable comments of the other Party.

16.	Confidentiality

16.1	Each Party shall keep confidential any information:

(a)

which it may have or acquire before or after the date of this Agreement in relation to the customers, licenses, business, assets or affairs of the other Party (or any of its Affiliates) as a result of:

(i)	negotiating this Agreement;

(ii)	in the case of the Investor, being a direct or indirect shareholder in the Company or having any Investor Director appointed to the Board; or

(iii)	exercising its rights or performing its obligations under this Agreement;

(b)	which relates to the contents of, and negotiations leading to, this Agreement (or any agreement or arrangement entered into pursuant to this Agreement); or

(c)	in the case of the Investor, which it acquires under Clauses 11.1 to 11.2 (inclusive) or Clause 13.5(A),

(all such information being Confidential Information).

16.2	Each Party shall maintain Confidential Information (whether received before or after the date of this Agreement) in strict confidence and shall not:

(a)	copy or reproduce the Confidential Information;

(b)	use Confidential Information for its own business purposes; or

(c)	disclose any Confidential Information to any third party,

in each case, without the prior written consent of the other Party.

16.3	The Parties’ obligations under Clauses 16.1 and 16.2 and (as applicable) any Representative’s obligations under Clause 16.4 do not apply to:

(a)	any disclosure of information which is expressly consented to in writing by the other Party prior to such disclosure being made;

(b)

disclosure (subject to Clause 16.4) in confidence by a Party to its respective Representatives on a “need to know” basis where the recipient, in the reasonable opinion of such Party, requires access to the information for a purpose reasonably incidental to the matters contemplated by the Transaction Documents;

(c)

disclosure of information to the extent required by applicable Law or by the rules of any stock exchange or Governmental Entity, or to the extent reasonably required for the purpose of managing the tax affairs of that Party (or any of its Affiliates);

(d)

disclosure of information which was lawfully in the possession of that Party or any of its Representatives (in either case as evidenced by written records) without any obligation of secrecy prior to it being received or held;

(e)	disclosure of any information which has previously become publicly available other than through the disclosing Party’s fault (or that of its Representatives);

(f)	disclosure required for the purposes of any arbitral or judicial proceedings arising out of this Agreement;

(g)	disclosure that is required pursuant to the terms of this Agreement; or

(h)	any announcement made in accordance with Clause 15.

16.4

Each Party shall inform (and shall ensure that any of its Affiliates informs) any Representatives to whom it provides Confidential Information that such information is confidential and shall instruct each such Representative:

(a)	to keep it confidential;

(b)	not to use it for its own business purposes; and

(c)	not to disclose it to any third party (other than those persons to whom it has already been disclosed in accordance with this Agreement).

16.5	On request, each Party shall promptly give the other Party a list identifying all Representatives to whom it has provided Confidential Information.

16.6

Each Party shall be responsible for any breach of this Clause 16 by any of its Representatives to whom it provides any Confidential Information as if that Party were the party that had breached this Clause 16.

16.7

The undertakings in this Clause 16 shall not apply to any Confidential Information which the relevant Party, Representative or an Affiliate of the relevant Party is required to retain under applicable Law. Any information retained under this Clause 16.7 shall be retained in compliance with this Clause 16.

17.	Assignment

17.1

Except as provided in this Clause 17 or unless the Company and the Investor specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement or any other Transaction Document nor grant, declare, create or dispose of any right or interest in it.

17.2

The Investor may assign the benefit of this Agreement, the Warranties and/or of any other Transaction Document to which it is a party (in whole or in part) to, and it may be enforced by, any Affiliate as if it were the Investor under this Agreement. Any Affiliate to whom an assignment is made in accordance with the provisions of this Clause 17 may itself make an assignment as if it were the Investor under this Clause 17. In each case, the Investor shall remain jointly and severally liable of the due execution by any such direct or indirect assignee of the terms hereof.

18.	Further Assurances

18.1

Each of the Company and the Investor shall do anything that is required by applicable Law or as may be necessary or reasonably required by the other Party to implement and give effect to this Agreement and the Transaction Documents.

18.2	Each of the Company and the Investor shall procure that its Affiliates comply with all obligations under the Transaction Documents which are expressed to apply to any such Affiliates.

19.	Costs

19.1

Subject to Clause 19.2 and except as otherwise provided in this Agreement, the Company and the Investor shall each be responsible for its own costs and expenses (including taxation) (including those of its Affiliates) incurred in connection with the Proposed Transaction.

19.2	The Investor shall bear any stamp duty or other transfer taxes (including interest and penalties) payable in respect of the Investor Securities.

20.	Notices

20.1

Any notice to be given by one Party to the other Party in connection with this Agreement shall be in writing in English and signed by, or on behalf of, the Party giving it. It shall be delivered by hand, email, registered post or courier.

20.2	The addresses of the Parties for the purpose of Clause 20.1 are:

Company	Address:	Email:

For the attention of:	André Choulika Chief Executive Officer 8 rue de la Croix Jarry, Paris, Ile-de-France, 75013 France	[***]

and with a copy to (which copy shall not constitute notice):	Attn: General Counsel 8 rue de la Croix Jarry, Paris, Ile-de-France, 75013 France	[***]

	Renaud Bonnet and Peter Devlin Jones Day 2, rue Saint-Florentin 75001 Paris, France	rbonnet@jonesday.com pdevlin@jonesday.com

Investor	Address:	Email:

For the attention of:	Tyrell Rivers One MedImmune Way, Gaithersburg, MD 20878, United States	[***]

and with a copy to (which copy shall not constitute notice):	Deputy General Counsel, Corporate Legal	legalnotices@astrazeneca.com

	Emma Barton	[***]

	FAO Julian Long Freshfields Bruckhaus Deringer LLP 100 Bishopsgate London EC2P 2SR United Kingdom	julian.long@freshfields.com

20.3	Each Party may notify the other Party in writing of a change to its details in Clause 20.2 from time to time.

20.4	This Clause 20 does not apply to the service of any proceedings or other documents in any legal action or, where applicable, any arbitration or other method of dispute resolution.

21.	Conflict with other Agreements

If there is any conflict between the terms of this Agreement and any other agreement between the Parties, this Agreement shall prevail (as between the Parties and as between any members of the Company Group and any members of the Investor Group) unless (i) such other agreement expressly states that it overrides this Agreement in the relevant respect and (ii) the Company and the Investor are either also Parties to that other agreement or otherwise expressly agree in writing that such other agreement shall override this Agreement in that respect.

22.	Whole Agreement

22.1

This Agreement sets out the whole agreement between the Parties in respect of the issuance and subscription of the Investor Securities and supersedes any previous draft, agreement, arrangement or understanding, whether in writing or not, relating to the Proposed Transaction. It is agreed that:

(a)

no Party has relied on or shall have any claim or remedy arising under or in connection with any statement, representation, warranty or undertaking made by or on behalf of the other Party in relation to the Proposed Transaction that is not expressly set out in this Agreement;

(b)

any terms or conditions implied by applicable Law in any jurisdiction in relation to the Proposed Transaction are excluded to the fullest extent permitted by applicable Law or, if incapable of exclusion, any right or remedies in relation to them are irrevocably waived;

(c)	the only right or remedy of a Party in relation to any provision of this Agreement shall be for breach of this Agreement; and

(d)

except for any liability in respect of a breach of this Agreement, no Party shall owe any duty of care or have any liability in tort or otherwise to the other Party in relation to the Proposed Transaction.

22.2	Nothing in this Clause 22 shall limit any liability for (or remedy in respect of) fraud or fraudulent misrepresentation.

23.	Waivers, Rights and Remedies

23.1

Except as expressly provided in this Agreement, no failure or delay by any Party in exercising any right or remedy provided by applicable Law or under this Agreement shall affect or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other right or remedy.

23.2

The rights and remedies of the Investor under this Agreement shall not be affected, and the liabilities of the Company and/or its Affiliates under this Agreement shall not be released, discharged or impaired by: (i) Closing; (ii) any investigation made into the affairs of the Company Group or any knowledge held or gained of any such affairs by or on behalf of the Investor (except, in respect of the Warranties only, for matters Disclosed); (iii) the expiry of any limitation period prescribed by applicable Law in relation to a claim; or (iv) any event or matter, other than a specific and duly authorised written waiver or release by the Investor.

24.	Effect of Closing

Notwithstanding Closing, (i) each provision of this Agreement and any other Transaction Document not performed at or before Closing but which remains capable of performance, (ii) the Warranties and (iii) all covenants, indemnities and other undertakings and assurances contained in or entered into pursuant to this Agreement or any other Transaction Document, will remain in full force and effect and (except as otherwise expressly provided) without limit in time.

25.	Counterparts

This Agreement may be executed in any number of counterparts, and by each Party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument.

26.	Variations

No amendment of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of all of the Parties to it.

27.	Invalidity

Each of the provisions of this Agreement is severable. If any such provision is held to be or becomes invalid or unenforceable in any respect under the applicable Law of any jurisdiction, it shall have no effect in that respect and the Parties shall use all reasonable efforts to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.

28.	Governing Law

This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and interpreted in accordance with, New York law.

29.	Dispute resolution

29.1

All disputes arising out of, in connection with, or relating to this Agreement or any document or instrument delivered in connection herewith, including with respect to its formation, interpretation, applicability, breach, termination, validity, or enforceability (each, a Dispute), shall in the first instance be referred to the Parties’ respective officers designated below (each, an Executive Officer) for attempted resolution before instituting binding arbitration in accordance with Clause 29.2 (Arbitration Procedure):

(a)	For the Company: [***]

(b)	For the Investor: [***]

Such discussions shall be initiated by one Party transmitting to the other Party in writing a notice of dispute and request for Executive Officer negotiations with respect thereto. If any Dispute remains unresolved thirty (30) days after transmission of a written notice of request for Executive Officer negotiations, either Party shall be free to institute binding arbitration in accordance with Clause 29.2 (Arbitration Procedure) upon written notice to the other Party (an Arbitration Notice), which binding arbitration shall be the sole and exclusive manner of resolving any such Dispute.

29.2	Arbitration Procedure

(a)

Upon receipt of an Arbitration Notice by a Party, the applicable Dispute shall be resolved by final and binding arbitration in accordance with the then-current Rules of Arbitration of the International Chamber of Commerce (ICC) (ICC Rules) before a panel of three (3) arbitrators (the Arbitrators). The claimant shall nominate an Arbitrator in its request for arbitration. The respondent shall nominate an Arbitrator within thirty (30) days of the receipt of the request for arbitration. The two (2) Arbitrators nominated by the Parties shall jointly nominate a third (3rd) Arbitrator within thirty (30) days after the nomination of the later-nominated Arbitrator. The third (3rd) Arbitrator shall act as chair of the tribunal. If any of the three (3) Arbitrators are not nominated within the time prescribed above, then the ICC shall appoint the Arbitrator(s) in accordance with the ICC Rules, unless the Parties agree to extend the time prescribed above.

(b)

The place of arbitration shall be New York, New York. The arbitration proceedings shall be conducted in the English language and all correspondence shall be in English. The decision or award rendered by the Arbitrators shall be final and binding on the Parties, and judgment may be entered in any court of competent jurisdiction.

(c)

Each Party shall bear its own counsel fees, costs, and disbursements arising out of the arbitration described in this Clause 29.2 (Arbitration Procedure) and shall pay an equal share of the fees and costs of the Arbitrators and all other general fees related to the arbitration; provided, that the Arbitrators shall be authorized to determine whether a Party is the prevailing Party, and, if so, to award to that prevailing Party reimbursement for its reasonable counsel fees, costs, and disbursements (including expert witness fees and expenses, photocopy charges, or travel expenses), and the fees and costs of the Arbitrators.

(d)

Nothing contained in this Agreement shall deny any Party the right to seek temporary injunctive or other equitable relief from a court of competent jurisdiction, and such an action may be filed and maintained notwithstanding any ongoing arbitration proceeding. All arbitration proceedings, including the existence thereof, submissions in the proceedings, and decisions of the tribunal under this Clause 29.2 (Arbitration Procedure), shall be deemed Confidential Information of both Parties. The Parties agree that the ICC shall not publish any arbitration award or order rendered in an arbitration under this Clause 29.2 (Arbitration Procedure).

(e)

In order to facilitate the comprehensive resolution of related Disputes, and upon request of any Party to the arbitration proceeding, the Parties agree in advance that any arbitration proceeding initiated in accordance with this Clause 29.2 (Arbitration Procedure) may be consolidated with any other arbitration proceeding relating to this Agreement or to related agreements (including the Joint Research and Collaboration Agreement) provided that: (i) there are issues of fact or law common to the proceedings so that a consolidated proceeding would be more efficient than separate proceedings; and (ii) no Party would be prejudiced as a result of such consolidation, through undue delay or otherwise.

Schedule 1

Company Warranties

1.	Capacity and authority

1.1	The Company is validly incorporated, in existence and duly registered under the laws of its jurisdiction and has full power to conduct its business as conducted at the date of this Agreement.

1.2

Other than to the extent specified in the Closing Conditions, the Company has obtained all corporate authorisations and all other governmental, statutory, regulatory or other consents, licences, authorisations, waivers or exemptions required to empower it to enter into and perform its obligations under this Agreement and any other Transaction Document to which it is a party.

1.3

This Agreement and the Transaction Documents will, when executed, constitute valid and binding obligations of the Company, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

1.4

Entry into and performance by the Company of this Agreement and/or any other Transaction Document to which it is a party will not: (i) breach any provision of its Constitutional Documents; or (ii) subject to fulfilment of the Closing Conditions, result in a breach of any applicable Laws, judgment, order, writ or decree of any Governmental Entity where, in either case, such breach would adversely affect to a material extent its ability to enter into or perform its obligations under this Agreement and/or any other Transaction Document to which it is a party.

1.5	The Company is a “foreign issuer” (as defined in Regulation S under the Securities Act).

2.	Share instruments and members of the Company Group

2.1

All the shares issued in each of the Company’s Subsidiaries are legally and beneficially owned, directly or through Subsidiaries, by the Company free from all Third Party Rights. All such shares are fully paid and there is no outstanding liability to pay any additional contributions on them.

2.2

Except as otherwise Disclosed, no person other than the Investor has the right (exercisable now or in the future and whether contingent or not) to call for the allotment or issue of any Share Instruments or loan capital in any member of the Company Group.

2.3

Subject to the fulfilment of the applicable Closing Conditions, the Company and the Board have or will have the power to allot and issue the Convertible Preferred Shares to the Investor at Closing. There are no consents required by the Company for the allotment and issue of the Investor Securities except as set out in this Agreement which have not been irrevocably and unconditionally obtained.

3.	Compliance with laws, authorisations and defaults

3.1

The Company and its Subsidiaries possess and are operating in compliance with such permits, licenses, franchises, exemptions, approvals, certifications, clearances, consents and other authorizations (collectively, Governmental Licenses) issued by the FDA, the HHS, the EMA, the Competent Authorities of the Member States of the European Economic Area (including the Agence Nationale de Sécurité du Médicament et des Produits de Santé), or other comparable federal, state, local or foreign governmental and regulatory authorities (collectively, the Regulatory Authorities) related to the Company Products or necessary to effectively conduct the business now operated by them. All such Governmental Licenses are in full force and effect and are not limited in duration or subject to any conditions that the Company believes to be unusual or onerous compared to those customarily included for similarly situated companies. To the Company’s knowledge, the Company has fulfilled and performed all of its material obligations with respect to the Governmental Licenses, and no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination of such Governmental Licenses.

3.2

Neither the Company nor any of its Subsidiaries is (A) in violation of its Constitutional Documents, (B) in default or to the Company’s knowledge, in circumstances likely to give rise to such a default (or with the giving of notice or lapse of time would be in default) in the performance or observance of any material contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which it or any of them may be bound or to which any of the properties or assets of the Company or any Subsidiary is subject (collectively, Agreements and Instruments), or (C) in violation of any applicable Law, judgment, order, writ or decree of any Government Entity, in each case where such breach or default is (or is expected to be) material. For this purpose, material refers to any breach or default which would have a cost to the Company Group (including a loss of profit) of US$1,500,000 or more.

3.3

Neither the Company, its Subsidiaries, nor, to the knowledge of the Company, any of its or its Subsidiaries’ directors, officers, employees, agents, affiliates or other person associated with or acting on behalf of the Company or any of its Subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, His Majesty’s Treasury, France or other relevant sanctions authority (collectively, Sanctions), nor is the Company or any of its Subsidiaries located, organized or resident in a country or territory that is the subject or target of Sanctions, including, without limitation, Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Crimea and regions of Ukraine (each, a Sanctioned Country); for the past five years, the Company, its Subsidiaries and, to the knowledge of the Company, any officer, director or employee of the Company and its Subsidiaries, have not knowingly engaged in or facilitated and are not now knowingly engaged in or facilitating any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country. To the knowledge of the Company, none of the Company, its Subsidiaries, and any of its or its Subsidiaries’ directors, officers, employees, agents, affiliates or other person associated with or acting on behalf of the Company or any of its Subsidiaries is currently under investigation in respect of any violation of Sanctions.

3.4	Each member of the Company Group has taken reasonable measures designed to ensure compliance with applicable Sanctions.

3.5

With respect to the transactions contemplated by this Agreement, none of the Company nor any of its Affiliates nor any person acting on its or their behalf has engaged or will engage in any “directed selling efforts” (within the meaning of Regulation S under the Securities Act).

3.6

Neither the Company, its Subsidiaries, nor, to the knowledge of the Company, any of its or its Subsidiaries’ directors, officers, employees, agents, affiliates or other person associated with or acting on behalf of the Company or any of its Subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government official or employee, including of any Governmental Entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offence under the Bribery Act 2010 of the United Kingdom, Articles 432-11 et seq., 433-1 and 433-2, 433-22 to 433-25, 435-1 et seq. and 445-1 et seq. of the French Criminal Code (code pénal) or any other applicable anti-bribery or anti-corruption law; or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Company and its Subsidiaries have instituted, maintain and enforce, and are reasonably expected to continue to maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws.

3.7

The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Bank Secrecy Act, as amended by Title III of the USA Patriot Act, and other applicable money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency, including but not limited to, the Cellule française de lutte contre le blanchiment de capitaux et le financement du terrorisme (TRACFIN) and the Office central pour la repression de la grande délinquance financière (OCRGDF) (collectively, the Anti-Money Laundering Laws), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

4.	Disclosure obligations

4.1

The Company has established and maintains and, following Closing, will continue to maintain (a) procedures which enable the Company and the Board to comply with their respective disclosure obligations under applicable French laws and regulations, EU Market Abuse Regulation 596/2014 of 16 April 2016 and its delegated regulations (the European Disclosure Requirements); and (b) disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) and internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act (the US Disclosure Requirements).

4.2

Except as Disclosed, the Company and its Subsidiaries have complied with the Disclosure Requirements in all material respects in the three (3) years prior to the date of this Agreement and maintain a system of internal accounting controls (as designed in Rule 13a-15(f) of the Exchange Act) sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The report of the Company’s management on the Company’s internal control over financial reporting is included in the Company’s annual report on Form 20-F for the year ended 31 December 2022. Since the end of the Company’s most recent audited fiscal year, there has been (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially adversely affected, or is reasonably likely to materially adversely affect, the Company’s internal control over financial reporting. The Company and each of its Subsidiaries maintain a system of disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to the Company’s management, including its principal executive officer or officers and principal financial officer or officers, as appropriate, to allow timely decisions regarding disclosure.

4.3

The Company has filed or furnished, as applicable, in a timely manner all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act (the SEC Reports), including as required by Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding three (3) years. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the SEC Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the latest time they were filed, amended, or superseded, as applicable, the SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As used in this paragraph 4.3, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is publicly furnished, supplied or otherwise made available to the SEC. There are no material outstanding or unresolved comments in comment letters from the staff of the SEC with respect to any of the SEC Reports.

4.4

Each financial or operational projection or other “forward-looking statement” (as defined by Section 27A of the Securities Act or Section 21E of the Exchange Act) contained in the SEC Reports (i) was so included by the Company in good faith and with reasonable basis after due consideration by the Company of the underlying assumptions, estimates and other applicable facts and circumstances and (ii) is accompanied by meaningful cautionary statements identifying those factors that could cause actual results to differ materially from those in such forward-looking statement.

4.5

Any statistical and market-related data included in the SEC Reports are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate and, to the extent required, the Company has obtained the written consent to the use of such data from such sources.

4.6

There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

5.	Material Assets

5.1

Each member of the Company Group owns or is entitled to use in connection with its business as currently conducted all the Material Assets of each member of the Company Group, and the facilities and services to which each member of the Company Group has a contractual right, necessary to conduct its business as currently conducted.

5.2

The Material Assets are in the possession or under the control of the relevant member of the Company Group and, where any assets are used but not owned by a member of the Company Group, to the knowledge of the Company, no event or circumstance has occurred which may entitle any person to terminate any agreement in respect of such use (or any event or circumstance which with the giving of notice and/or the lapse of time and/or a relevant determination would constitute such an event or circumstance).

6.	Accounts

6.1

The financial statements included in the SEC Reports (including the Accounts), together with the related schedules, if any, and notes, present fairly, in all material respects, the financial position of the Company and its consolidated Subsidiaries at the dates indicated and the statement of operations, shareholders’ equity and cash flows of the Company and its consolidated Subsidiaries for the periods specified; said financial statements have been prepared in conformity with IFRS applied on a consistent basis throughout the periods involved, except as Disclosed. The supporting schedules included in the SEC Reports, if any, present fairly in accordance with IFRS the information required to be stated therein. Except as included therein, no historical or pro forma financial statements or supporting schedules are required to be included SEC Reports under the Exchange Act. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or any of its Subsidiaries with unconsolidated entities or other Persons.

7.	No Material Adverse Change

7.1

Except as otherwise Disclosed, since [***], (A) the Company Group has carried on its business in the ordinary course of business, and no member of the Company Group has made or agreed to make any payment other than routine payments in the ordinary course of business, (B) there has been no Material Adverse Effect, (C) no member of the Company Group has entered into or assumed or incurred any contract, commitment, borrowing, indebtedness, guarantee, liability (including contingent liability) or entered into any transaction or arrangements not in the ordinary course of business which involved or may involve expenditure of more than [***]; and (D) there has been no dividend or distribution of any kind declared, authorised, paid or made by the Company on any class of its capital stock, nor has any member of the Company Group reduced its paid up share capital.

7.2

Since [***], each member of the Company Group has carried out all transactions in accordance, in all material respects, with all applicable laws and regulations. No such transaction constituted a transfer at an undervalue or an unlawful distribution or unlawful financial assistance by or to any member of the Company Group. At no time since [***] has the parent company, Cellectis S.A., been in a situation in which deduction of accumulated losses from reserves (and all other elements generally considered as part of the own funds of the company) leads to a negative cumulative amount that exceeds one-half of the subscribed share capital.

8.	Debt position

8.1

Except as Disclosed, no member of the Company Group has lent any money which is due to be repaid and as at the date of this Agreement has not been repaid to it, and no member of the Company Group beneficially owns any debt (whether trading or otherwise), in each case, other than intercompany trading and non-trading receivables and debt and any other trade debts, in each case incurred in the ordinary course of business.

8.2

Except as Disclosed, no demand or other notice has been received requiring, and no event of default or any other event or circumstance which would entitle any person to call for, early repayment or repayment on demand of any Financial Debt of any member of the Company Group or to enforce any security given by any member of the Company Group (or, in either case, any event or circumstance which with the giving of notice would constitute such an event or circumstance) has occurred or will occur, and no Financial Debt will become due and payable, as a result of the Company entering into this Agreement or the Proposed Transaction.

9.	Insolvency

9.1

No member of the Company Group is insolvent or bankrupt under the laws of its jurisdiction of incorporation, unable to pay its debts as they fall due or has proposed or is liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them.

9.2

There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning any member of the Company Group and no events have occurred which would justify such proceedings. No steps have been taken to enforce any security over any assets of any member of the Company Group and no event has occurred to give the right to enforce such security.

10.	Material contracts

10.1	Except as otherwise Disclosed, no member of the Company Group is a party to any agreement or arrangement:

(a)

under which, by virtue of the Proposed Transaction, (i) any other party is likely to be relieved of any material obligation or become entitled to exercise any material right (including any termination right or any pre-emption right or other option) or (ii) any member of the Company Group is likely to be in material default or lose any material benefit, right or licence which it currently enjoys;

(b)	which was entered into not in the ordinary course of business or not on arm’s length terms;

(c)	which establishes any joint venture, ownership, consortium, partnership, collaboration, strategic alliance, profit (or loss) sharing agreement or similar arrangement;

(d)	under which any member of the Company Group has sold or disposed of any company, business or assets where it remains subject to any liability exceeding [***] (whether contingent or otherwise);

(e)

which involves or is likely to involve expenditure by any member of the Company Group totalling in excess of [***] per annum, including with respect to (i) milestone or similar payments, including upon the achievement of development, regulatory or commercial milestones, or (ii) payment of royalties or other amounts calculated based upon any revenues or income with respect to the Company Products;

(f)

which imposes any restriction on the Company Group: (i) to compete with any other person or entity or in any geography; (ii) (A) to acquire any product or other asset or to obtain any services from any other person or entity, (B) to sell any product or other asset or to perform any services for any other person or entity or (C) to transact business or deal in any other manner with any other person or entity; (iii) to use any IPR that is necessary for the Company Group to use in its business as currently conducted and as currently proposed to be conducted; or (iv) to develop, manufacture or distribute any products;

(g)

which relates to the acquisition, transfer, development, distribution, licensing, granting rights to or sharing of any Company Group IPR or other IPR that is otherwise necessary to the conduct of the Company Group’s business as currently conducted and as currently proposed to be conducted, other than (i) Excepted IP Agreements or (ii) licenses for “open source” software; or

(h)

that, if entered into, would commit any member of the Company Group to enter into any agreement or arrangement of a kind described in paragraphs (a) to (g) (the agreements or arrangements Disclosed pursuant to this paragraph 10.1, collectively, Material Contracts).

10.2

All Material Contracts are (a) valid, binding and enforceable on the applicable member of the Company Group and, to the knowledge of the Company, each other party thereunder (subject to bankruptcy, insolvency, fraudulent transfer, reorganisation, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles), and (b) in full force and effect. Except as Disclosed, no party to any Material Contract has exercised or, to the Company’s knowledge, purported or threatened to exercise any termination right with respect to any Material Contract.

10.3

Neither (a) the entry into and performance by the Company of this Agreement or any other Transaction Document to which it is a party nor (b) the consummation of the transactions contemplated by this Agreement will (i) affect the enforceability against any person of any Material Contract, or (ii) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Material Contract.

11.	Disputes and investigations

11.1

Except as Disclosed, there is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Entity now pending or, to the knowledge of the Company, threatened, against or affecting the Company or any of its Subsidiaries nor has any notice of such investigation or inquiry from any Governmental Entity been received in the past three (3) years and there are no pending litigation, arbitration, administrative or governmental proceedings to which the Company or any such Subsidiary is a party or of which any of their respective properties or assets is the subject, including ordinary routine litigation incidental to the business, where such proceedings could have a cost (including a loss of profit), benefit or value to the Company Group of US$2,000,000 or more, nor is the Company aware of any circumstances which are likely to give rise to any such proceeding.

12.	Intellectual Property / IT Systems

12.1	Schedule 8 sets forth a true, complete and correct list of all Registered Owned IPR and Registered Licensed IPR.

12.2	[***].

12.3	[***].

12.4

The Company Group has [***] to diligently prosecute all Patent applications included in the Company Group IPR that they have filed or which they otherwise possess the right to control prosecution and, to the Company’s knowledge, all such Patent applications which a third party has filed (or for which a third party possesses such right) have been diligently prosecuted by the applicable third party. All actions required by any Governmental Entity to be taken by any member of the Company Group to maintain all registrations relating to any Company Group IPR , including payment of all filing, examination, registration, annuity, issuance, renewal, maintenance and other fees and filing of all documents or other materials required to be paid or filed with the applicable intellectual property office, have been taken.

12.5	[***].

12.6

None of the execution, delivery, or performance of this Agreement or the Transaction Documents will result in the loss, termination or impairment with respect to any Company Group IPR material to the business of the Company.

12.7	The [***] is not necessary to conduct the business now conducted or currently planned to be conducted by the Company Group.

12.8	Except as Disclosed, and except for with respect to the Excepted IP Agreements, the Company Group [***].

12.9

Each inventor of Owned IPR material to the business of the Company Group and, to the knowledge of the Company, each inventor of (a) all other Owned IPR and (b) Licensed IPR executed a valid and enforceable written agreement assigning all of such inventor’s rights, title and interests in and to such IPR (and the inventions claimed or otherwise disclosed therein) to the Company Group or the applicable licensor of the Company Group.

12.10

The Company Group has [***] actions to protect the Company Group IPR and maintain the confidentiality, secrecy and value of the Trade Secrets included in the Company Group IPR. To the knowledge of the Company, no Trade Secret material to the business of the Company Group has been disclosed by any member of the Company Group to any person in any manner that has, or is reasonably likely to, result in the loss of any Trade Secret or other rights in or to such Trade Secret.

12.11

Except as Disclosed, no funding, facilities, or personnel of any Governmental Entity or any public or private educational or research institutions were used to develop or create any Owned IPR or, to the Company’s knowledge, any Licenced IPR, and the Company Group has not entered into a government funding relationship that would result in rights with respect to any Company Group IPR residing in any Governmental Entity (including the U.S. Government or the U.S. National Institutes of Health).

12.12

The Company and its Subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, IT Systems) are in all material respects adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its Subsidiaries as currently conducted, free and clear, to the Company’s knowledge, of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. The Company and its Subsidiaries have implemented and maintained commercially reasonable physical, technical and administrative controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data, including “Personal Data,” used in connection with their businesses. “Personal Data” means (i) any information reasonably capable of being used to identify any natural person, household or device; (ii) any information which would qualify as “personally identifying information” under the Federal Trade Commission Act, as amended; (iii) “personal data” as defined by GDPR; (iv) any information which would qualify as “protected health information” under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, HIPAA); and (v) any other information governed by applicable Privacy Laws (as defined below). To the Company’s knowledge, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. The Company and its Subsidiaries are presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification, except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

13.	Insurance

13.1

The Company and its Subsidiaries carry or are entitled to the benefits of insurance, with reputable insurers, in such amounts and covering such risks as is considered adequate by the Company and as is, to the Company’s knowledge, generally maintained by companies of established repute and of comparable size engaged in the same or similar business, and all such insurance is in full force and effect and all premiums have been paid. So far as the Company is aware, there are no circumstances which could render any of such insurances void or voidable. The Company has no reason to believe that it or any of its Subsidiaries will not be able (A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted which would not require any material capital improvements or expenditures in order to continue such insurance. Neither the Company nor any of its Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied. Closing will not have the effect of terminating, or entitling any insurer to terminate, cover under any such insurance.

14.	Employment

14.1

The Company and its Subsidiaries have timely paid to all their present and past employees all the material amounts and payments due to them under law, agreement, collective bargaining agreement or contractual arrangement by the Company or the applicable Subsidiary for salaries, benefits and severance compensation.

14.2	[***].

14.3

No labour dispute, strike or industrial action with the employees of the Company or any of its Subsidiaries exists or, to the knowledge of the Company, is imminent, and to the knowledge of the Company (it being understood that the Company has not conducted any specific enquiry to establish such knowledge), there are no existing or imminent labour disturbances by the employees of any of the Company’s or any Subsidiary’s principal suppliers, manufacturers, customers or contractors.

15.	Environmental and Health and Safety Matters

15.1

Except as Disclosed, (A) neither the Company nor any of its Subsidiaries is in violation of any applicable federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, noise, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, biological materials, wastes, toxic substances, hazardous substances, petroleum or petroleum products, or nuclear or radioactive material, asbestos-containing materials or mold (collectively, Hazardous Materials) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, Environmental Laws), (B) the Company and its Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or, to the knowledge of the Company, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, complaints, liens, notices of noncompliance or violation, investigations or proceedings relating to any Environmental Law against the Company or any of its Subsidiaries and (D) to the knowledge of the Company, there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Entity, against or affecting the Company or any of its Subsidiaries relating to Hazardous Materials or any Environmental Law.

16.	Real estate

16.1

Any Properties held under lease by any member of the Company Group are held by them under valid, subsisting and enforceable leases except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights generally and by the application of general principles of equity and with such exceptions as do not, individually or in the aggregate, materially interfere with the use made and proposed to be made of such Property and buildings by any member of the Company Group.

17.	Tax

17.1

The Company is not aware of any outstanding dispute, audit, investigation, proceeding or claim with any relevant Tax Authority in relation to any material liability or accountability of the Company Group for taxation, any material claim made by it, any material relief, deduction, or allowance afforded to it, or in relation to the status or characterization of the Company or any of its Subsidiaries under or for the purpose of any provision of applicable Law.

17.2

The Company and its Subsidiaries have timely filed all material tax returns that are required to have been filed by them pursuant to applicable Law, have paid all material taxes due pursuant to such returns or pursuant to any assessment received by the Company and its Subsidiaries, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been established by the Company. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined, in each case to the extent material in the context of the Company Group.

18.	Regulatory Matters

18.1

The Company Group (A) is and at all times has been in material compliance with all applicable statutes, rules or regulations of the Regulatory Authorities applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, import, export or disposal of any product candidate under development, manufactured or distributed by the Company Group, including, without limitation, the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.), the U.S. Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)), the U.S. Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), the U.S. Civil False Claims Act (31 U.S.C. Section 3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a- 7b(a)), all criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. Sections 286 and 287, and the health care fraud criminal provisions under the U.S. Health Insurance Portability and Accountability Act of 1996 (HIPAA) (42 U.S.C. Section 1320d et seq.), the exclusion laws (42 U.S.C. § 1320a-7), the civil monetary penalties law (42 U.S.C. § 1320a-7a), the Medicare statute (Title XVIII of the Social Security Act), the Medicaid statute (Title XIX of the Social Security Act), and regulations promulgated pursuant to such laws, and comparable state laws, and all other local, state, federal, national, supranational and foreign health care laws relating to the regulation of the Company (collectively, the Healthcare Laws); (B) has not received any notice of adverse finding, warning letter, untitled letter or other correspondence or notice from any Regulatory Authority or court of competent jurisdiction alleging or asserting material noncompliance with any Healthcare Laws or any Governmental Licenses; (C) possesses all material Governmental Licenses relating to the Company’s products or that are necessary for the Company Group to conduct its business as presently conducted and such Governmental Licenses are valid and in full force and effect and the Company is not in material violation of any requirement or condition of such Governmental Licenses; (D) has not received notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Regulatory Authority or third party alleging that any product development activity is in material violation of any Healthcare Laws or Governmental Licenses and to its knowledge, no Regulatory Authority or third party is considering or threatening to initiate any such claim, litigation, arbitration, action, suit, investigation or proceeding related thereto; (E) has not received notice that any Regulatory Authority has taken, is taking or intends to take action to suspend or revoke any material Governmental Licenses and to its knowledge, no such Regulatory Authority action has been threatened; and (F) has filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Healthcare Laws or Governmental Licenses and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were materially complete and correct on the date filed (or were corrected or supplemented by a subsequent submission).

18.2

The Company Group is not a party to nor does it have any ongoing reporting obligations pursuant to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, plans of correction or similar agreements with or imposed by any Governmental Entity. Additionally, neither the Company Group, nor to the knowledge of the Company, any of their respective employees, officers, agents or directors (A) has been excluded, suspended or debarred or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (1) debarment under 21 U.S.C. Section 335a or any similar Healthcare Laws, or (2) exclusion under 42 U.S.C. Section 1320a-7, or any similar Healthcare Laws, or (B) is subject to a governmental inquiry, investigation, proceeding, or other similar action that could reasonably be expected to result in debarment, suspension, or exclusion.

18.3

The clinical, pre-clinical and other studies and tests conducted by the Company Group or, to the Company’s knowledge, on behalf of the Company Group, are being and have been conducted in all material respects in accordance with any applicable study protocols, procedures and controls pursuant to applicable good laboratory practices (“GLP”) and applicable good clinical practices (“GCP”), as applicable, and all applicable Governmental Licenses and Healthcare Laws. To the Company’s knowledge, there have been no serious or unanticipated adverse effects associated with the Company’s products during clinical trials that have not been reported to any applicable Governmental Entities to the extent required by Healthcare Laws. No Governmental Entity has sent any written notices or other correspondence to the Company Group with respect to any ongoing clinical or pre-clinical studies or tests requiring the termination, suspension or material modification of such studies or tests. The Company Group has not received any written notifications from any institutional review board, ethics committee or safety monitoring committee responsible for review, oversight, or approval of any clinical trial involving a Company Group product raising any material issues that require or would require the termination, suspension or investigation of, or seeking to place a clinical hold order on or otherwise delay or materially restrict any, clinical trials proposed or currently conducted by, or on behalf of, the Company Group, and to Company’s knowledge, no such action has been threatened.

Schedule 2

Investor Warranties

1.

The Investor is validly incorporated, in existence and duly registered under the laws of its jurisdiction and has full power and authority to conduct its business as conducted at the date of this Agreement.

2.

The Investor has obtained all corporate authorisations and (other than to the extent expressly contemplated in this Agreement to be obtained as a Closing Condition subsequent to the date of this Agreement) all governmental, statutory, regulatory or other consents, licences, authorisations, waivers or exemptions required to empower it to enter into, deliver and perform its obligations under this Agreement and any other Transaction Document to which it is a party.

3.	Each of this Agreement and the Transaction Documents will, when executed, constitute valid and binding obligations of each relevant member of the Investor Group.

4.

Entry into and performance by the Investor of this Agreement and any Transaction Document to which it is a party will not: (i) breach any provision of its Constitutional Documents; or (ii) (subject to fulfilment of the Closing Conditions) result in a breach of any laws or regulations in its jurisdiction of incorporation or of any order, decree or judgment of any court or any governmental or regulatory authority, where (in either case) breach would adversely affect to a material extent its ability to enter into or perform its obligations under this Agreement and/or any Transaction Document to which it is a party.

5.

The Transaction Securities to be received by the Investor hereunder are being acquired for the Investor’s own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof, and without prejudice to the Investor’s right at all times to sell or otherwise dispose of in compliance with applicable US federal and state securities laws all or any part of the Ordinary Shares issuable to Investor upon conversion of the Convertible Preferred Shares, the Investor is not a “distributor” (within the meaning of Rule 902 under the Securities Act). The Investor is not a broker-dealer registered with the SEC under the Exchange Act or an entity engaged in a business that would require it to be so registered.

6.

The Investor has had an opportunity to receive, review and understand all information related to the Company requested by it and to ask questions of and receive answers from the Company regarding the Company, its business and the terms and conditions of the investment in the Transaction Securities, and has conducted and completed its own independent due diligence. Based on the information that the Investor has deemed adequate and appropriate, the Investor has independently made its own analysis and decision to enter into this Agreement. However, no investigation conducted by or on behalf of the Investor or its representatives or counsel will modify, amend or affect the Investor’s right to rely on (i) the accuracy and completeness, in all material respects, as of their respective dates, of the SEC Reports and (ii) the Company’s representations and warranties contained in this Agreement.

7.

The Investor is, and each Affiliate of Investor to which Transaction Securities are transferred in accordance with this Agreement shall be, (A) either (i) an “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act or (ii) a person (other than a U.S. person (as defined in Rule 902 of Regulation S under the Securities Act) or a person acting for the account or benefit of a U.S. person) outside the United States and (B) a sophisticated institutional investor with sufficient knowledge and experience in investing in private placement transactions to properly evaluate the risks and merits of its investment in the Transaction Securities.

8.

The Investor did not learn of the investment in the Transaction Securities as a result of any directed selling efforts (as defined in Rule 902 of Regulation S under the Securities Act) or any general solicitation or general advertising.

9.

No person will have as a result of the transactions contemplated by this Agreement any valid right, interest or claim against or upon the Company or Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Investor.

10.	The Investor is not subject to the disqualification of Rule 506(d)(1) of the Securities Act.

11.

Except to the extent it would be unenforceable by reason of breach of (i) any provision of Council Regulation (EC) No 2271/96; or (ii) any similar anti-boycott law or regulation in any member state of the European Union or the United Kingdom, neither the Investor, its Affiliates, nor, to the knowledge of the Investor, any of its or its Affiliates’ directors, officers, employees, agents, or other person associated with or acting on behalf of the Investor or any of its Affiliates is currently the subject or the target of any Sanctions, nor is the Investor or any of its Affiliates located, organised or resident in a Sanctioned Country in violation of any Sanctions; for the past three years, the Investor and its Affiliates have not knowingly engaged in and are not now knowingly engaged in any unlawful dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country in violation of any Sanctions.

Schedule 3

Closing Arrangements

(a)	The Investor shall deliver to the Company on the Closing Date:

(i)	the subscription form for the Convertible Preferred Shares to be subscribed for by the Investor in connection with the Investment duly executed; and

(ii)

the Investment Price for the Convertible Preferred Shares to be subscribed for by the Investor in connection with the Investment by irrevocable wire transfer of US dollars in immediately available funds to the Share Capital Increase Bank Account for the purpose of the share capital increase reserved to the Investor, and any document evidencing such wire transfer.

(b)	The Company shall deliver to the Company on the Closing Date:

(i)

the Convertible Preferred Shares which relate to the Investment, which shall (a) not be admitted to trading on Euronext Growth and (b) be free and clear of all mortgages, pledges, liens, security interests, charges, claims, restrictions or encumbrances of any kind in registered form (au nominatif) against receipt by the Company of a Certificat du dépositaire des fonds pursuant to Article L. 225-146 of the French Commercial Code from the bank confirming receipt of payment of the Investment Price;

(ii)

a copy of the minutes of the Board acknowledging the satisfaction of the Closing Conditions and deciding the issuance by the Company of the Convertible Preferred Shares in accordance with paragraph (i) above to the Investor;

(iii)

a copy of the Company’s Directeur général’s decisions acknowledging the completion of the issuance by the Company of the Convertible Preferred Shares in accordance with paragraph (i) above to the Investor; and

(iv)	a copy of the Company’s register evidencing the ownership by the Investor of the Convertible Preferred Shares.

Schedule 4

Company Resolutions

English version (for information purposes)

CELLECTIS

French société anonyme with share capital of EUR [3,579,188.40]

Registered office: 8, rue de la Croix Jarry - 75013 Paris

428 859 052 R.C.S. Paris

(the “Company”)

NOTICE OF

COMBINED EXTRAORDINARY AND ORDINARY SHAREHOLDERS’ GENERAL MEETING

OF [-] 2023

Shareholders are hereby informed that they are invited to attend the combined extraordinary and ordinary general meeting to be held on [-] 2023 at [-] [a.m/p.m.], at the Biopark auditorium, 11 rue Watt, 4th floor, 75013 Paris, France, to deliberate on the following agenda:

Agenda under the competence of the extraordinary general meeting

•

creation of a class of preferred shares referred to as “Class A preferred shares” convertible into ordinary shares (the “A Shares”)—determination of the specific rights attached to the A Shares—corresponding amendment to the bylaws,

•

delegation of authority to the board of directors to increase the share capital by a maximum nominal amount of EUR 500,000, through the issuance of a maximum of 10,000,000 A Shares, with cancellation of the shareholders’ preferential subscription rights in favor of a named person,

•

creation of a class of preferred shares referred to as “Class B preferred shares” convertible into ordinary shares (the “B Shares”)—determination of the specific rights attached to the B Shares—corresponding amendment to the bylaws,

•

delegation of authority to the board of directors to increase the share capital by a maximum nominal amount of EUR 900,000, through the issuance of a maximum of 18,000,000 B Shares, with cancellation of the shareholders’ preferential subscription rights in favor of a named person,

•	cancellation of the shareholders’ preferential subscription rights in favor of AstraZeneca Holdings B.V.,

•

delegation of authority to the board of directors to carry out a share capital increase reserved for members of a company savings plan set up in accordance with Articles L. 3332-1 et seq. of the French Labor Code.

Agenda presented to the ordinary shareholders’ meting

•	appointment of a director ([•]) subject to condition precedent,

•	appointment of a director ([•]) subject to condition precedent.

TEXT OF RESOLUTIONS

First resolution

Creation of a class of preferred shares referred to as “Class A preferred shares” convertible into ordinary shares (the “A Shares”)—determination of the specific rights attached to the A Shares—corresponding amendment to the bylaws

The general meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings,

after having reviewed :

•	the board of directors’ report,

•	the special report of the statutory auditors referred to in Articles L. 228-12 and R. 228-18 of the French Commercial Code,

•

the report of the specially appointed auditor (commissaire aux avantages particuliers)‘s on the specific rights attached to preferred shares prepared in accordance with Articles L. 228-15 and L. 225-147 of the French Commercial Code,

•

the draft of the Company’s new bylaws appended to the board of directors’ report to this shareholders’ meeting (the “Revised By-laws”), which is available free of charge at the registered office and can be consulted on the Company’s website under the heading “General Meeting of [-] 2023”.

•	the approval of the terms of this resolution by each meeting of holders of securities giving access to the Company’s share capital,

subject to the condition subsequent (condition résolutoire) of the non-adoption of the second and the fourth resolutions below,

resolves, in accordance with the provisions of Article L. 228-11 of the French Commercial Code, to create a new class of preferred shares convertible into ordinary shares referred to as “Class A preferred shares” (hereinafter the “A Shares”), the characteristics of which are as follows:

a)	from their date of issuance, the A Shares carry one voting right per A Share at the Company’s shareholders’ general meetings. The A Shares will therefore not be eligible for double voting rights,

b)	no application will be made for the A Shares to be admitted for trading on the Euronext Growth market or any other market on which the Company’s shares (or ADSs or ADRs) may be admitted,

c)	the A Shares will have a par value equal to that of the Company’s ordinary shares, i.e. EUR 0.05,

d)	the A Shares will be held in registered form and may not be transferred to bearer form,

e)	the A Shares will not be transferable except to an “Affiliate” (as this term is defined in the Revised By-laws) of the holder of A Shares,

f)	the A Shares benefit from a preferential distribution right of the boni in the event of a liquidation of the Company, as described in the Revised By-laws,

g)

any holder of A Shares may request the conversion of some or all of its A Shares into new ordinary shares of the Company in accordance with the terms and conditions set out in the Revised By-laws, on the basis of one ordinary share for one A Share (the “Conversion Ratio”),

The new ordinary shares resulting from the conversion of the A Shares will be assimilated to the outstanding ordinary shares and will carry dividend rights as from the first day of the financial year in progress on the date of their conversion, and will confer to their holders, as from their delivery, all the rights attached to ordinary shares. They will be subject to a request for admission for trading on the Euronext Growth market on the same quotation line as the ordinary shares.

The board of directors will acknowledge the conversion of the A Shares into ordinary shares, will acknowledge the number of ordinary shares resulting from the conversion of A Shares and will make the necessary amendments to the bylaws. This power may be delegated to the managing director (Directeur Général) under the conditions provided for by law.

Notwithstanding the foregoing, any A Shares outstanding will automatically convert into ordinary shares on the basis of the Conversion Ratio upon the acquisition by any person of such number of ordinary shares causing such person to hold over ninety (90) per cent of the share capital and voting rights of the Company, acknowledges that the conversion of the A Shares into ordinary shares results in shareholders waiving their preferential subscription rights to the new ordinary shares resulting from the conversion,

resolves that the specific rights attached to the A Shares are attached to the A Shares and not to their holders, and will therefore benefit to the successive holders of said A Shares,

resolves that in the event of a share capital increase by incorporating reserves and distribution of free shares, distribution of dividends in the form of shares or allocation of free shares, the shares allocated by virtue of the rights attached to the A Shares will themselves be A Shares, resolves that new shares subscribed to by a shareholder holding A Shares through the exercise of a preferential subscription right will themselves be A Shares, unless otherwise decided by the general meeting authorizing such share capital increase, specifies, as necessary, that in the event of a reverse stock-split or split of the nominal value of the Company’s shares (or other equivalent transactions), the shares allotted in respect of the A Shares will themselves be A Shares, specifies that the specific rights attached to A Shares are set out in the Revised By-laws, which shall form an integral part of this first resolution,

resolves, as a consequence of the foregoing, to amend the Company’s bylaws and to adopt the Articles of the Revised By-laws relating to the A Shares, as appended to the board of directors’ report to the general meeting.

Second resolution

Delegation of authority to the board of directors to increase the share capital by a maximum nominal amount of EUR 500,000, through the issuance of a maximum of 10,000,000 A Shares, with cancellation of the shareholders’ preferential subscription rights in favor of a named person.

The general meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings,

having reviewed the report of the board of directors, the statutory auditors’ report and the report of the specially appointed auditor (commissaire aux avantages particuliers),

in accordance with the provisions of Articles L. 225-129 et seq. of the French Commercial Code, and in particular Articles L. 225-129-2, L. 225-135 and L-225-138 of the French Commercial Code and Article L. 22-10-49 of the French Commercial Code,

subject to the adoption of the first resolution above and the third resolution below,

delegates, subject to the condition precedent of the adoption of the fifth resolution below relating to the cancellation of the shareholders’ preferential subscription rights in favor of the person referred to in said resolution, to the board of directors, with powers to subdelegate in accordance with applicable law, its authority to decide, in the proportions and at the times it deems appropriate, one or several share capital increases through the issuance, in France or abroad, of preferred shares of category A (the “A Shares”), resolves that the total nominal amount of share capital increases that may be carried out under this delegation shall not exceed EUR 500,000, or its equivalent in foreign currency, through the issuance of a maximum of 10,000,000 A Shares with a par value of EUR 0.05 each, to which will be attached the specific rights referred to in the first resolution above, as more fully described in the Revised By-laws adopted pursuant to the first resolution above, resolves that the issuance price of the A Shares issued under this delegation will be 5 US dollars, the euro equivalent of which will be determined by the board of directors on the date on which the share capital increase is decided, resolves to issue a maximum of 10,000,000 ordinary shares, representing a maximum par value of EUR 500,000, which may be issued by the Company in the event of conversion of the A Shares in accordance with the terms and conditions set out in the Revised By-laws, resolves that the subscription price of the A Shares issued pursuant to this delegation must be fully paid up in cash (including, where applicable, by offsetting receivables) at the time of the subscription, resolves that the A Shares will accrue rights from the date of their issuance and will be subject to all the provisions of the Company’s bylaws and to the decisions of the Company’s shareholders’ general meetings from that date, specifies that the delegation thus granted to the board of directors is valid for a period of twelve months from the date of this meeting,

resolves that the board of directors will have full powers, with powers to subdelegate in accordance with applicable law, to implement this delegation in accordance with applicable law and the Company’s bylaws, and in particular to:

•

decide and implement the share capital increases pursuant to this resolution, determine the exact amount of any share capital increase, the number of A Shares to be issued and the exact amount of the issuance premium within the aforementioned limits;

•	set the opening and closing dates of the subscription period, and close the subscription period early or extend its duration;

•	set the terms and conditions of any issues within the limits set by this resolution;

•	collect from the beneficiary the subscription of A Shares and the related payments;

•

at its sole discretion and when it deems it appropriate, to deduct the expenses, duties and fees incurred by the share capital increases implemented pursuant to the delegation referred to in this resolution, from the amount of the premiums relating to these transactions, and to deduct from the amount of these premiums the sums necessary to increase the legal reserve to one-tenth of the new share capital, after each transaction;

•

acknowledge the full payment of the subscription price of the issued A Shares, and consequently, to acknowledge the completion of each share capital increase and make the corresponding amendments to the bylaws;

•

generally, enter into any and all agreements, in particular to successfully complete the proposed issuances, take any and all measures and carry out any and all formalities required in connection with the issuances,

•

acknowledge the conversion of the A Shares into ordinary shares, acknowledge the resulting share capital increase, if any, amend the bylaws accordingly, take any and all decisions relating to the admission of the ordinary shares thus issued to any market on which the Company’s shares may be admitted for trading, and carry out any and all formalities arising therefrom,

•

where necessary, to take any measures required to protect the interests of holders of securities and other rights giving access to the share capital in accordance with Article L. 228-99 of the French Commercial Code, acknowledges that, should the board of directors decide to use the delegation granted in this resolution, it will report to the next ordinary shareholders’ meeting, in accordance with applicable laws and regulations, on the use made of the delegations granted in this resolution.

Third resolution

Creation of a class of preferred shares referred to as “Class B preferred shares” convertible into ordinary shares (the “B Shares”)—determination of the specific rights attached to the B Shares—corresponding amendment to the bylaws

The general meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings,

after having reviewed :

•	the board of directors’ report,

•	the special report of the statutory auditors referred to in Articles L. 228-12 and R. 228-18 of the French Commercial Code,

•

the report of the specially appointed auditor (commissaire aux avantages particuliers)‘s on the specific rights attached to preferred shares prepared in accordance with Articles L. 228-15 and L. 225-147 of the French Commercial Code,

•	the draft of the Revised By-laws which is available free of charge at the registered office and can be consulted on the Company’s website under the heading “General Meeting of [-] 2023”.

•	the approval of the terms of this resolution by each meeting of holders of securities giving access to the Company’s share capital,

subject to the condition subsequent (condition résolutoire) of the non-adoption of the second resolution above and the fourth resolution below,

resolves, in accordance with the provisions of Article L. 228-11 of the French Commercial Code, to create a new class of preferred shares convertible into ordinary shares referred to as “Class B preferred shares” (hereinafter the “B Shares”), the characteristics of which are as follows:

a)

from their date of issuance and for a period of 74 years from their subscription, the B Shares will not carry any voting rights at the Company’s shareholders’ general meetings except for resolutions relating to the payment of any dividend or distribution. The B Shares will not be eligible for double voting rights,

b)	no application will be made for the B Shares to be admitted for trading on the Euronext Growth market or any other market on which the Company’s shares (or ADSs or ADRs) may be admitted,

c)	the B Shares will have a par value equal to that of the Company’s ordinary shares, i.e. EUR 0.05,

d)	the B Shares will be held in registered form and may not be transferred to bearer form,

e)	the B Shares will not be transferable except to an “Affiliate” (as this term is defined in the Revised By-laws) of the holder of B Shares,

f)	the B Shares benefit from a preferential distribution right of the boni in the event of a liquidation of the Company, as described in the Revised By-laws,

g)

any holder of B Shares may request the conversion of some or all of its B Shares into new ordinary shares of the Company in accordance with the terms and conditions set out in the Revised By-laws, on the basis of one ordinary share for one B Share (the “Conversion Ratio”),

The new ordinary shares resulting from the conversion of the B Shares will be assimilated to the outstanding ordinary shares and will carry dividend rights as from the first day of the financial year in progress on the date of their conversion, and will confer to their holders, as from their delivery, all the rights attached to ordinary shares. They will be subject to a request for admission for trading on the Euronext Growth market on the same quotation line as the ordinary shares.

The board of directors will acknowledge the conversion of the B Shares into ordinary shares, will acknowledge the number of ordinary shares resulting from the conversion of B Shares and will make the necessary amendments to the bylaws. This power may be delegated to the managing director (Directeur Général) under the conditions provided for by law.

Notwithstanding the foregoing, any B Shares outstanding will automatically convert into ordinary shares on the basis of the Conversion Ratio upon the acquisition by any person of such number of ordinary shares causing such person to hold over ninety (90) per cent of the share capital and voting rights of the Company, acknowledges that the conversion of the B Shares into ordinary shares results in shareholders waiving their preferential subscription rights to the new ordinary shares resulting from the conversion,

resolves that the specific rights attached to the B Shares are attached to the B Shares and not to their holders, and will therefore benefit to the successive holders of said B Shares,

resolves that in the event of a share capital increase by incorporating reserves and distribution of free shares, distribution of dividends in the form of shares or allocation of free shares, the shares allocated by virtue of the rights attached to the B Shares will themselves be B Shares, resolves that new shares subscribed to by a shareholder holding B Shares through the exercise of a preferential subscription right will themselves be B Shares, unless otherwise decided by the general meeting authorizing such share capital increase, specifies, as necessary, that in the event of a reverse stock-split or split of the nominal value of the Company’s shares (or other equivalent transactions), the shares allotted in respect of the B Shares will themselves be B Shares, specifies that the specific rights attached to B Shares are set out in the Revised By-laws, which shall form an integral part of this third resolution,

resolves, as a consequence of the foregoing, to amend the Company’s bylaws and to adopt the Articles of the Revised By-laws relating to the B Shares, as appended to the board of directors’ report to the general meeting.

Fourth resolution

Delegation of authority to the board of directors to increase the share capital by a maximum nominal amount of EUR 900,000, through the issuance of a maximum of 18,000,000 B Shares, with cancellation of the shareholders’ preferential subscription rights in favor of a named person.

The general meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings,

having reviewed the report of the board of directors, the statutory auditors’ report and the report of the specially appointed auditor (commissaire aux avantages particuliers),

in accordance with the provisions of Articles L. 225-129 et seq. of the French Commercial Code, and in particular Articles L. 225-129-2, L. 225-135 and L-225-138 of the French Commercial Code and Article L. 22-10-49 of the French Commercial Code,

subject to the adoption of the first and the third resolutions above,

delegates, subject to the condition precedent of the adoption of the fifth resolution below relating to the cancellation of the shareholders’ preferential subscription rights in favor of the person referred to in said resolution, to the board of directors, with powers to subdelegate in accordance with applicable law, its authority to decide, in the proportions and at the times it deems appropriate, one or several share capital increases through the issuance, in France or abroad, of preferred shares of category B (the “B Shares”), resolves that the total nominal amount of share capital increases that may be carried out under this delegation shall not exceed EUR 900,000, or its equivalent in foreign currency, through the issuance of a maximum of 18,000,000 B Shares with a par value of EUR 0.05 each, to which will be attached the specific rights referred to in the third resolution above, as more fully described in the Revised By-laws adopted pursuant to the third resolution above, resolves that the issuance price of the B Shares issued under this delegation will be 5 US dollars, the euro equivalent of which will be determined by the board of directors on the date on which the share capital increase is decided, resolves to issue a maximum of 18,000,000 ordinary shares, representing a maximum par value of EUR 900,000, which may be issued by the Company in the event of conversion of the B Shares in accordance with the terms and conditions set out in the Revised By-laws, resolves that the subscription price of the B Shares issued pursuant to this delegation must be fully paid up in cash (including, where applicable, by offsetting receivables) at the time of the subscription, resolves that the B Shares will accrue rights from the date of their issuance and will be subject to all the provisions of the Company’s bylaws and to the decisions of the Company’s shareholders’ general meetings from that date, specifies that the delegation thus granted to the board of directors is valid for a period of twelve months from the date of this meeting,

resolves that the board of directors will have full powers, with powers to subdelegate in accordance with applicable law, to implement this delegation in accordance with applicable law and the Company’s bylaws, and in particular to:

•

decide and implement the share capital increases pursuant to this resolution, determine the exact amount of any share capital increase, the number of B Shares to be issued and the exact amount of the issuance premium within the aforementioned limits;

•	set the opening and closing dates of the subscription period, and close the subscription period early or extend its duration;

•	set the terms and conditions of any issues within the limits set by this resolution;

•	collect from the beneficiary the subscription of B Shares and the related payments;

•

at its sole discretion and when it deems it appropriate, to deduct the expenses, duties and fees incurred by the share capital increases implemented pursuant to the delegation referred to in this resolution, from the amount of the premiums relating to these transactions, and to deduct from the amount of these premiums the sums necessary to increase the legal reserve to one-tenth of the new share capital, after each transaction;

•

acknowledge the full payment of the subscription price of the issued B Shares, and consequently, to acknowledge the completion of each share capital increase and make the corresponding amendments to the bylaws;

•

generally, enter into any and all agreements, in particular to successfully complete the proposed issuances, take any and all measures and carry out any and all formalities required in connection with the issuances,

•

acknowledge the conversion of the B Shares into ordinary shares, acknowledge the resulting share capital increase, if any, amend the bylaws accordingly, take any and all decisions relating to the admission of the ordinary shares thus issued to any market on which the Company’s shares may be admitted for trading, and carry out any and all formalities arising therefrom,

•

where necessary, to take any measures required to protect the interests of holders of securities and other rights giving access to the share capital in accordance with Article L. 228-99 of the French Commercial Code, acknowledges that, should the board of directors decide to use the delegation granted in this resolution, it will report to the next ordinary shareholders’ meeting, in accordance with applicable laws and regulations, on the use made of the delegations granted in this resolution.

Fifth resolution

Cancellation of the shareholders’ preferential rights in favor of AstraZeneca Holdings B.V.

The general meeting, voting in accordance with the quorum and majority requirements for extraordinary general meetings,

having reviewed the report of the board of directors, the statutory auditors’ report and the report of the specially appointed auditor (commissaire aux avantages particuliers),

resolves, in accordance with the provisions of Articles L. 225-135 and L. 225-138 of the French Commercial Code, and as a consequence of the adoption of the foregoing resolutions, to cancel the preferential subscription rights reserved to shareholders under Article L. 225-132 of the French Commercial Code, and to reserve the right to subscribe the 10,000,000 A Shares and the 18,000,000 B Shares that may be issued under the delegations granted pursuant to the second and the fourth resolutions of this shareholders’ meeting to AstraZeneca Holdings B.V., a Dutch law company the registered office of which is located at [-], registered under number [-], approves, where necessary, the specific rights arising from the issuance of A Shares and the issuance of B Shares to the above-mentioned person.

Sixth resolution

Delegation of authority to the board of directors to carry out a share capital increase reserved for members of a company savings plan set up in accordance with Articles L. 3332-1 et seq. of the French Labor Code.

The general meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings,

having reviewed the board of directors’ report and the statutory auditors’ report, prepared in accordance with applicable law,

in accordance with the provisions of articles L. 225-129 et seq. of the French Commercial Code, in particular articles L. 225-129-2, L. 225-129-6 and L. 225-138-1, and articles L. 3332-18 et seq. of the French Labor Code, delegates to the board of directors its authority to increase the share capital, on one or more occasions, at its sole discretion, by issuing ordinary shares reserved, directly or through a company mutual fund, for members of a savings plan as provided for in articles L. 3332-1 et seq. of the French Labor Code, which would be open to employees of the Company and its affiliates within the meaning of Article L. 225-180 of the French Commercial Code and Article L. 3344-1 of the French Labor Code, who also meet the conditions set by the board of directors (hereinafter referred to as “Group Employees”), resolves to cancel the shareholders’ preferential subscription rights under article L. 225-132 of the French Commercial Code, and to reserve the right to subscribe to said ordinary shares for the Group Employees, sets the period of validity of this delegation at eighteen (18) months from the date of this meeting,

sets the maximum nominal amount of share capital increases that may be carried out in this way at EUR 83,300,

resolves that the issuance price of each share will be determined by the board of directors in accordance with the provisions of Article L. 3332-20 of the French Labor Code.

Seventh resolution

Appointment of a director ([•]) subject to conditions precedent

The general meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings,

having reviewed the report of the board of directors,

subject to the condition precedent of the completion of the share capital increases pursuant to the second and the fourth resolutions above of an aggregate nominal amount of EUR 1,400,000,

appoints as new director for a term of three (3) years, expiring at the close of the annual general meeting convened to approve the financial statements for the financial year ending on December 31, [2025/2026] [•], the first permanent representative of which will be [•].

[•], has already accepted its appointment and declared that it does not hold any positions in other companies that would prevent it from accepting said offices.

Eighth resolution

Appointment of a director ([•]) subject to conditions precedent

The general meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings,

having reviewed the report of the board of directors,

subject to the condition precedent of the completion of the share capital increases pursuant to the second and the fourth resolutions above of an aggregate nominal amount of EUR 1,400,000,

appoints as new director for a term of three (3) years, expiring at the close of the annual general meeting convened to approve the financial statements for the financial year ending on December 31, [2025/2026], [•].

[•] has accepted [his/her] appointment as director, and declared that [he][she] does not hold any positions in other companies that would prevent [him][her] from accepting said offices.

MODALITIES OF PARTICIPATION

1.	Participation in the meeting

All shareholders, regardless of the number of shares they own, have the right to participate in the meeting.

1.1 Preliminary formalities to be carried out in order to participate in the general meeting

In accordance with article R.225-85 of the French Commercial Code, shareholders must provide proof of ownership of their shares on the Record Date, i.e. [•] at midnight, Paris time (hereinafter referred to as D-2), either in the registered share accounts held on behalf of the Company by its agent, Société Générale, or in the bearer share accounts held by an authorized intermediary.

For registered shareholders, this registration on D-2 in the registered share accounts is sufficient to enable them to participate in the meeting.

For bearer shareholders, this registration of shares in the account must be evidenced by a certificate of participation issued by the account holder, who will thus provide proof of the shareholder’s status as a shareholder. The certificate of participation is established in the name of the shareholder or on behalf of the non-resident shareholder represented by the registered intermediary. The account holder must attach the certificate of participation to the postal or proxy voting form, or to the request for an admission card, and send it to Société Générale (Service Assemblées, CS 30812, 44 308 Nantes Cedex 3).

Shareholders may sell all or part of their shares at any time, however if the sale (transfer of ownership) is completed

•	before D-2 – midnight Paris time, the vote expressed by mail, the proxy, the admission card, possibly accompanied by a certificate of participation, will be invalidated or modified accordingly;

•	after D- midnight Paris time, whatever the means used, it will neither be notified by the authorized intermediary nor taken into consideration by the Company.

1.2 Methods of participation in the meeting

The shareholder has the right to participate in the general meeting :

•	either by attending in person,

•	or by voting by correspondence,

•	or by being represented by any individual or legal entity of his choice,

•	or by being represented by the Chairperson of the general meeting.

Any shareholder who has already cast a postal vote, sent a proxy or requested an admission card or a certificate of participation (under the conditions defined in paragraph II of article R225-85), may no longer choose another method of participation in the meeting. It is however specified that the shareholder who has voted remotely (by Internet or by using the paper voting form) will no longer be able to vote directly at the meeting or to be represented at the meeting by virtue of a proxy, but will be able to attend the meeting, unless otherwise provided for in the bylaws.

1.2.1 Shareholders wishing to participate personally in the general meeting

The shareholder wishing to attend the general meeting in person must obtain an admission card.

Registered shareholders who have been registered for at least one month as of the date of the notice of meeting will receive the notice of meeting brochure together with a single form by post.

They may obtain an admission card by returning the duly completed and signed single form using the pre-paid reply envelope enclosed with the notice of meeting received by post.

Holders of bearer shares should send a request for a single form to their securities account holder. In the latter case, if they have not received their admission card by [•] (D-2 business days), they must ask their securities account holder to deliver them a certificate of participation which will enable them to prove their status as shareholders on D-2 in order to be admitted to the meeting.

Any request received by [•] (D-3) at the latest will be taken into account. In order to facilitate the organization of the reception, it would nevertheless be advisable for shareholders wishing to attend the meeting to make their request as soon as possible in order to receive the card in due time.

1.2.2 Shareholders unable to attend the general meeting in person

Shareholders who are unable to attend the meeting in person may participate by i) appointing a proxy or ii) voting by mail.

1.2.2.1 Appointment—Revocation of a proxy

A shareholder who has chosen to be represented by a proxy of his or her choice may notify this appointment or revoke it :

•

by post, using the voting form sent either directly for the registered shareholders or by the holder of the securities account for bearer shareholders and received by Société Générale, Service des assemblées générales, CS 30812, 44 308 Nantes Cedex no later than [•];

•

In accordance with the provisions of Article R.225-79 of the French Commercial Code, and subject to having signed a duly completed proxy form, notification to the company of the appointment and revocation of a proxy may also be made electronically, in the form of a scanned copy, in accordance with the following procedures:

•	for pure registered shareholders, by sending an e-mail containing the scanned copy of the proxy form as an attachment to the following e-mail address: agm@cellectis.com.

The message must specify the name, first name and address of the shareholder as well as the surname, first name and address of the appointed or revoked proxy,

•	for holders of administered registered shares or bearer shares, by sending an e-mail containing a scanned copy of the proxy form as an attachment to the following e-mail address: agm@cellectis.com.

The message must specify the name, first name, address and bank details of the shareholder as well as the surname, first name and address of the appointed or revoked proxy. The shareholders concerned must ask their account holder who manages their securities account to send written confirmation (by mail or fax) to Société Générale, Service des assemblées générales, CS 30812, 44 308 Nantes Cedex.

Scanned copies of unsigned proxy forms will not be taken into account.

Only duly signed notifications of appointment or revocation of proxies, completed and received by [•] at the latest, will be taken into account. Moreover, only notifications of appointment or revocation of proxies may be sent to the e-mail address agm@cellectis.com, any other request or notification relating to any other subject may not be taken into account and/or processed.

It is reminded that written and signed proxies must indicate the name, first name and address of the shareholder as well as those of the proxy. The revocation of a proxy is carried out under the same formal conditions as those used for its appointment.

It is specified that for any proxy given by a shareholder without indication of a proxy, the chairperson of the shareholders’ meeting will issue a vote according to the recommendations of the board of directors.

1.2.2.2 Remote voting using the single form

Shareholders who do not attend this meeting in person and who wish to vote by mail or be represented by proxy by giving their proxy to the chairperson of the meeting, may :

•

for registered shareholders: return the single postal voting form or proxy form, which will be sent to them with the convening notice, using the pre-paid reply envelope enclosed with the convening notice,

•	for bearer shareholders: request this form by letter to the account holder. This request must be received no later than six (6) days before the date of this meeting, i.e. [•].

The single postal voting form or proxy form must be returned to the account keeper, who will forward it to Société Générale together with a certificate of participation proving the shareholder’s status on D-2.

The shareholders will return their forms in such a way that Société Générale can receive them at the latest on [•].

It is specified that no form received by the Company after this date will be taken into account.

2.	Requests for the inclusion of draft resolutions or items on the agenda

One or more shareholders representing at least the fraction of the share capital provided for by the applicable legal and regulatory provisions may request the inclusion of items on the agenda or draft resolutions under the conditions provided for in Articles L.225-105 and R.225-71 to R.225-73 of the French Commercial Code.

Requests for the inclusion of items or draft resolutions on the agenda by shareholders meeting the legal requirements must be sent, under the conditions provided for in Article R.225-73 of the French Commercial Code, to the registered office of the Company (8, rue de la Croix Jarry—75013 Paris – France), by registered letter with acknowledgement of receipt no later than the twenty-fifth calendar day before the date set for the holding of the general meeting, i.e. [•].

They must be accompanied by a certificate of account registration which proves that the authors of the request hold or are represented by the fraction of the share capital required by article R. 225-71 above. Requests for the inclusion of draft resolutions must also be accompanied by the text of the draft resolutions, and requests for the inclusion of items on the agenda must be substantiated.

The consideration by the meeting of the items and draft resolutions submitted by the shareholders in accordance with the legal and regulatory conditions is subject to the transmission by the authors of the request of a new certificate proving the registration of the shares in account under the same conditions on D-2.

These new items or draft resolutions will be included in the agenda of the meeting and brought to the attention of the shareholders under the conditions determined by the regulations in force.

3.	Written questions

In accordance with Article R.225-84 of the French Commercial Code, any shareholder wishing to ask written questions must, as from the date of this publication and no later than the fourth business day preceding the date of the meeting, i.e. [•], send their questions to the registered office by registered letter with acknowledgement of receipt to the chairman of the board of directors, or by electronic means to the e-mail address provided in the convening brochure.

In order to be taken into account, such questions must be accompanied by a certificate of registration.

4.	Shareholders’ right of communication

The documents that must be made available to shareholders in connection with the meeting will be made available at the Company’s registered office, as from the publication of the convening notice of the meeting.

The Board of Directors

Revised By-Laws

English version (for information purposes)

Amendments are shown as bold and underlined.

ARTICLE 1 -FORM

The Company is a corporation (société anonyme), governed by Book II of the French commercial code (code de commerce) and by the present bylaws.

ARTICLE 2 -NAME

The name of the Company is:

CELLECTIS

In all deeds and documents emanating from the Company and addressed to third parties, this name must always be immediately preceded or followed by the words “société anonyme” or the initials “S.A.” and by the mention of the amount of the share capital.

ARTICLE 3 -PURPOSES

The Company’s purposes, both in France and abroad, are all activities relating to genetics and more particularly to genome engineering and, notably, research, development and invention, filing and use of patents and trademarks, valorization, sale and marketing, advice and assistance in any field, and more particularly in the fields of agrifood, pharmaceuticals, textile and environment; and generally, all industrial, commercial, financial, civil, and personal or real property operations that may be directly or indirectly related to the purposes above or any similar or connected purposes.

ARTICLE 4 -REGISTERED OFFICE

The registered office of the Company is located at 8 rue de la Croix Jarry, 75013 Paris.

It may be transferred anywhere else in French territory by a decision of the Board of Directors, subject to the ratification of such decision by the next ordinary general meeting, and elsewhere by virtue of a resolution of the extraordinary general meeting.

If a transfer is decided by the Board of Directors, the Board is authorized to amend the bylaws and perform the publication and filing formalities required as a result, provided it is stated that the transfer is subject to the aforementioned ratification.

ARTICLE 5 -DURATION

The term of the Company shall be ninety-nine (99) years starting from the date of its registration with the Trade and Companies Registry, except in the event it is dissolved before the expiration of its term or if said term is extended by an extraordinary general shareholders’ meeting.

ARTICLE 6 -SHARE CAPITAL – CHANGES IN SHARE CAPITAL

6.1 Share Capital

The Company has a share capital of €[•] divided into [•] shares, with a par value of €0.05 each all fully paid, comprising:

-	[•] ordinary shares (the “Ordinary Shares”);

-	[•] series A preferred shares (the “Series A Shares”),

-	[•] series B preferred shares (the “Series B Shares” and, together with the Ordinary Shares and the Series A Shares, the “Shares”),

The rights and obligations pertaining to the Shares are defined in Article 9.

6.2 Changes in share capital

The share capital of the Company may be increased or reduced as provided by the French commercial code (code de commerce).

On October 28, 2011, the shareholders’ general meeting approved the contribution to the Company of 11,111,089 shares of Cellartis, a Swedish Company with a share capital of SEK 2,222,217.80, which registered office is located at Arvid Wallgrens Backe 20, SE-41346 Goteborg (Sweden). This contribution, valued at €17,399,997, resulted in a share capital increase of a nominal amount of € 96,666.65 and the issuance of 1,933,333 Ordinary Shares at a price of € 9 each (share premium included), with a par value of €0.05 each, allocated to Cellartis shareholders in exchange for their respective contributions.

ARTICLE 7 -LEGAL FORM

Fully paid-up Ordinary Shares are either held in registered or bearer form at the option of each shareholder, subject to the applicable legal provisions regarding the form of shares held by certain natural or legal persons. Non fully paid-up Ordinary Shares must be held in registered form.

Series A Shares and Series B Shares are held in registered form and are not admitted to trading to any stock exchange.

Shares are registered in an account under the conditions and in the manner prescribed by applicable laws and regulations.

Ownership of the Shares delivered in registered form results from their registration in a registered account.

ARTICLE 8 -SHARE TRANSFERS — IDENTIFYING THE SHAREHOLDERS

Ordinary Shares registered in accounts are freely transferable from one account to another through a wire, in accordance with applicable laws and regulations.

Series A Shares and Series B Shares are not transferrable except to an Affiliate of AstraZeneca Holdings B.V.

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For the purpose of this ARTICLE 8, “Affiliate” when used with reference to a specified person, shall mean any person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with such specified person; for such purposes, the term “control” (including the terms “controlling”, “controlled by” and “under common control with”) shall mean the control as defined by article L. 233-3 I of the French commercial code, it being agreed that, for the purpose of this definition, the management company or general partner of a partnership, fund or investment vehicle (or the person which controls such management company or general partner) shall be deemed to have control over such partnership, fund or investment vehicle.

The Company may also, subject to applicable laws and regulations, at its own expense, request from an authorized agency at any time, the name, or, in the case of a legal entity, the corporate name, nationality, and address of holders of securities granting an immediate or future right to vote at its shareholders’ meetings, and the number of securities held by each of them and, if applicable, any restrictions to which these securities may be subject.

ARTICLE 9 -RIGHTS AND OBLIGATIONS PERTAINING TO SHARES

9.1 Common provisions applicable to the Shares

The rights and obligations attached to a Share follow the Share to any transferee to whom it may be transferred and the transfer includes all unpaid dividends due and dividends to be paid, as well as, as the case may be, the pro-rata portion of the reserve funds and provisions.

The ownership of a Share implies ipso facto the owner’s approval of the present bylaws and the decisions adopted by general shareholders’ meetings.

One voting right is attached to each Ordinary Share and each Series A Share.

Except as set out in these by-laws, each Share gives right to a pro-rata portion of corporate assets, profits, and of liquidation surplus, proportional to the portion of the share capital it represents. For the avoidance of doubt and except as set out in these by-laws, the Ordinary Shares, Series A Shares and Series B Shares, which constitute separate classes of share, rank pari passu among themselves.

In the event of:

(i)	the issue, in any form whatsoever, of new shares with preferential subscription rights reserved to shareholders;

(ii)	the free distribution of shares to shareholders, share split or reverse share split;

(iii)	the free distribution to the Company’s shareholders of any financial instrument other than the shares;

(iv)	the distribution of reserves or premiums, in cash or in kind;

(v)	the capitalisation of reserves, profits or premiums through an increase in the nominal value of shares;

(vi)	a change in profit distribution by the creation of preferred shares;

(vii)	a merger (absorption or fusion) or spin-off (scission);

(viii)	a repurchase by the Company of its own shares at a price higher than the market price; and

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(ix)	the redemption of share capital,

the Company shall enable the holders of Series A Shares and Series B Shares to exercise their rights so as to participate in or benefit from the above-mentioned transactions in accordance with article L. 228-99 of the French commercial code (code de commerce).

Whenever it is necessary to hold several shares to exercise any right, shareholders or securities’ holders shall take it upon themselves to pool the number of shares or securities required.

In accordance with the provisions of the French commercial code (code de commerce), all fully paid-up Ordinary Shares which have been held in registered form for at least two years by the same shareholder will be granted double voting rights in comparison to the voting right attached to other Shares (other than the Series B Shares) which shall be equal to amount of share capital it represents. Series A Shares and Series B Shares will not be eligible for double voting rights.

9.2 Specific provisions applicable to the Series A Shares and Series B Shares

Any Series A Shares shareholder shall be entitled, by notice in writing to the Company, to require conversion into Ordinary Shares of some or all of the Series A Shares held by such shareholder at any time and, unless otherwise agreed in writing by the Company and the relevant Series A Shareholder, those Series A Shares shall convert automatically on the third business day after the date of such notice. The Series A Shares shall convert into Ordinary Shares on the basis of one Ordinary Share for each Series A Share held (the “Conversion Ratio”). The Ordinary Shares resulting from such conversion shall in all other respects rank pari passu with the existing issued Ordinary Shares.

Series B Shares will not carry any voting rights during a period of 74 years from their subscription, except for resolutions relating to the payment of any dividend or distribution (including a repurchase or redemption of any shares in the capital of the Company). Any Series B Shares shareholder shall be entitled, by notice in writing to the Company, to require conversion into Ordinary Shares of some or all of the Series B Shares held by such shareholder at any time and, unless otherwise agreed in writing by the Company and the relevant Series B Shareholder, those Series B Shares shall convert automatically on the third business day after the date of such notice. The Series B Shares shall convert into Ordinary Shares on the basis of the Conversion Ratio. The Ordinary Shares resulting from such conversion shall in all other respects rank pari passu with the existing issued Ordinary Shares.

The Board of Directors acknowledges the conversion of the Series A Shares or the Series B Shares into Ordinary Shares and makes the corresponding amendments to the articles of association of the Company.

Notwithstanding the above, any Series A Shares and/or Series B Shares outstanding will automatically convert into Ordinary Shares on the basis of the Conversion Ratio upon the acquisition by any person of such number of Ordinary Shares causing such person to hold over ninety (90) per cent of the share capital and voting rights of the Company.

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ARTICLE 10 -PAYING UP OF THE SHARES

Amounts to be paid as payment for shares subscribed pursuant to a share capital increase shall represent not less than one-fourth of their par value and the entire amount of the premium (as the case may be).

The Board of Directors shall make calls for payment of the balance, in one or more installments, within a period of five years from the date the capital increase is completed.

Each shareholder shall be notified of the amounts called and the date on which the corresponding sums are to be paid at least fifteen days before the due date.

Shareholders who do not pay amounts owed on the shares they hold by the due date shall automatically and without the need for a formal demand for payment owe the Company late payment interest calculated on a daily basis, on the basis of a 360 day year, starting as of the due date at the legal rate in commercial matters, plus three points, without prejudice to the Company’s personal action against such defaulting shareholder and the enforcement measures authorized by law.

ARTICLE 11 -BOARD OF DIRECTORS

11.1 Composition

The Company is managed by a Board of Directors composed of individuals or legal entities, the number of which is determined by the ordinary general shareholders’ meeting within the limits of law.

At the time they are appointed, legal entities shall designate an individual as their permanent representative to the Board of Directors. The term of office of the permanent representative shall be the same as the term of office of the legal entity it represents. If a legal entity removes its permanent representative from office, it shall immediately appoint a replacement. The same provision shall also apply in the event of the death or resignation of the permanent representative.

The term of directors’ office shall be three years (3), with a year being defined as the period between two consecutive ordinary general shareholders’ meetings. Directors’ term of office shall occur at the end of the ordinary general shareholders’ meeting which voted on the financial statements for the past fiscal year and held in the year during which said directors’ term of office occurs.

Directors are always eligible for reappointment. They may be removed from office at any time by a decision of a general shareholders’ meeting.

In the event of one or more vacancies on the Board of Directors due to death or resignation, the Board may make temporary appointments between two general shareholders’ meetings.

Appointments made by the Board pursuant to the preceding paragraph shall be submitted for ratification by the next ordinary general shareholders’ meeting.

If such appointments are not ratified, decisions adopted and acts performed by the Board shall nevertheless remain valid.

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If the number of directors falls below the statutory minimum, the remaining directors shall immediately convene an ordinary general shareholders’ meeting in order to supplement the Board.

A director appointed to replace another director if the term of the latter’s office has not yet expired shall serve only for the remaining portion of his predecessor’s term of office.

Company’s employees may be appointed as directors. However, their employment contracts must correspond to actual employment. In such case, employees do not lose the benefit of their employment contracts.

The number of directors who have employment contracts with the Company shall not exceed one-third of the directors in office.

The number of directors over the age of 75 shall not exceed one-third of the directors in office. If this limit is exceeded during the directors’ terms of office, the oldest director shall automatically be deemed to have resigned at the end of the next ordinary general shareholders’ meeting.

11.2 Chairman

The Board of Directors shall elect a Chairman from among its members, who shall be an individual. The Board shall determine its term of office, which shall not exceed its term of office as director, and may remove him from office at any time. The Board shall set his compensation.

The Chairman shall organize and manage the work of the Board and report it to the general shareholders’ meetings. The Chairman is responsible for the good functioning of the Company’s corporate bodies and, notably, sees that the directors are able to carry out their functions.

The Chairman of the Board cannot be more than 80 years old. If the Chairman reaches this age limit during his term of office as Chairman, he shall automatically be deemed to have resigned at the end of the current office. Subject to this provision, the Chairman of the Board is always eligible for reappointment.

11.3 Observers

The ordinary shareholders’ meeting may, upon suggestion from the Board of Directors, appoint one or several observers. The Board of Directors may also directly appoint the members, subject to ratification by the following general meeting.

The number of observers may not exceed five. They are freely chosen in light of their abilities.

They are appointed for a term of three (3) years.

The observers review questions that the Board of Directors or its Chairman submit for their opinion. The observers attend the Board of Directors meetings and participate in the discussions only with a consultative voice. Their absence shall have no effect on the validity of the vote.

They are convened to Board meetings under the same conditions as the Board members.

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The Board of Directors may compensate the observers and take such compensation from the amount of attendance fees (jetons de présence) if any, authorized by the general shareholders’ meeting for the purposes of compensating directors.

ARTICLE 12 -MEETING OF THE BOARD

12.1 The Board of Directors shall meet as often as required for the interest of the Company.

12.2 Directors are convened to the Board meetings by the Chairman of the Board. The Chairman convenes meetings of the Board of Directors by any means, in oral or written form.

The Chief Executive Officer may also ask the Chairman to convene the Board on a specific agenda.

When a works council (comité d’entreprise) has been formed, the representatives of such committee, appointed in accordance with the provisions of the French labor code (code du travail), shall be convened to all the Board meetings.

The Board meetings are held either at the registered office or at any other place, in France or abroad as indicated at the time of the convening.

12.3 The Board can only validly take decisions if half of its members are present.

The Board’s decisions are taken at the majority of votes of its members present or represented by proxy; in the case of deadlock; the Chairman shall have the casting vote.

12.4 Internal regulations may be adopted by the Board of Directors providing, among others, that for the calculation of the quorum and of the majority, the directors participating in the meeting of the board by means of visioconference consistent with applicable regulations, shall be considered as having attended the meeting in person. This provision is not applicable for the adoption of a resolution relating to L. 232-1 and L. 232-16 of French commercial code (code de commerce).

12.5 Each director receives the information necessary to perform its duties and office and may ask to be provided with any other documents it deems necessary.

12.6 Any director may give to another director, by letter, cable, email or telex, a proxy to be represented at a meeting of the board. However, each director can only represent one director during each meeting.

12.7 The Board of Directors may also take, by written consultation of the directors, the following decisions, which are reserved matters of the Board of Directors:

•	provisional appointment of the directors provided for in article L. 225-24 of the French commercial code,

•	authorisation to grant sureties, endorsements and guarantees provided for in the last paragraph of article L. 225-35 of the French commercial code,

•

decision taken on delegation of authority by the extraordinary general meeting in accordance with the second paragraph of article L. 225-36 of the French commercial code, to amend the bylaws to make them compliant with applicable laws and regulations,

•	convening general shareholder’s meetings, and

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•	transfer of the registered office within the same department.

When the decision is taken by written consultation, the text of the proposed resolutions, together with a voting form is sent by the Chairman to each member of the Board of Directors by electronic means (with acknowledgement of receipt).

Directors have a period of 3 business days following receipt of the text of the proposed resolutions and the voting form to complete and send to the Chairman by electronic means (with acknowledgement of receipt) the voting form, dated and signed, ticking a single box for each resolution, corresponding to the direction of vote.

If none or more than one box has been ticked for the same resolution, the vote shall be null and void and shall not be taken into account for calculating the majority.

Any director who fails to reply within the above time limit shall be considered absent and its vote shall therefore not be taken into account for calculating quorum and majority.

During the response period, any director may require the initiator of the consultation for any additional explanations.

Within five (5) business days of receipt of the last voting form, the Chairman shall establish and dates the minutes of the deliberations, to which the voting form shall be attached, and which shall be signed by the Chairman and a director who participated in the written consultation.

12.8 The copies or abstracts of the minutes are certified by the Chairman of the Board of Directors, the Chief Executive Officer and the director temporarily delegated in the duties of Chairman or by a representative duly authorized for that purpose.

ARTICLE 13 -POWERS OF THE BOARD OF DIRECTORS

The Board of Directors shall establish the Company’s business policies and ensure that they are carried out. Subject to the powers expressly granted to shareholders’ meetings, and within the limits of the corporate purpose, the Board of Directors may consider any issue relating to the proper operation of the Company and shall resolve on matters that relate to the Company.

With regards to third parties, the Company shall be bound by the acts of the Board of Directors that exceed the scope of the corporate purpose, unless the Company proves that the third party was aware, or that in light of the circumstances could not have been unaware, that the act was not within the corporate purpose; however, the mere publication of the bylaws is not sufficient to constitute such proof.

The Board of Directors can carry out all controls and verifications it deems necessary.

Furthermore, the Board of Directors shall exercise the special powers conferred by law.

ARTICLE 14 -GENERAL MANAGEMENT

14.1.1 The Company’s executive management functions shall be performed, under its responsibility, by the Chairman of the Board of Directors or another individual appointed by the Board of Directors, who shall hold the title of Chief Executive Officer.

The Chief Executive Officer is vested with the most extensive powers to act under all circumstances on behalf of the Company. The Chief Executive Officer performs his powers within the limits of the purpose of the Company, except for those powers expressly granted by law to the meetings of shareholders and to the Board of Directors.

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The Chief Executive Officer shall represent the Company in its relations with third parties. The Company shall be bound by acts of the Chief Executive Officer that exceed the scope of the corporate purpose, unless the Company is able to prove that the third party was aware, or that in light of the circumstances could not have been unaware, that the act was not within the corporate purpose; however, the mere publication of the bylaws is not sufficient to constitute such proof.

14.1.2 The Chief Executive Officer cannot be more than 75 years old. If the Chief Executive Officer reaches this age limit, he shall automatically be deemed to have resigned. However, the Chief Executive Officer’s term of office shall be prolonged until the next Board of Directors meeting, at which a new Chief Executive Officer shall be appointed.

14.1.3 If the Chief Executive Officer is a director, the term of his office shall not exceed his term of office as director.

The Board of Directors may remove the Chief Executive Officer from office at any time. If the removal from office is decided without fair cause, the Chief Executive Officer removed from office may claim damages unless the Chief Executive Officer is also Chairman of the Board of Directors.

14.1.4 By a decision adopted by a majority vote of the directors present or represented by proxy, the Board of Directors shall choose between the two options of exercise of the general management described in Article 14.1.1, paragraph 1. The shareholders and third parties shall be informed of such choice in the manner prescribed by applicable laws and regulations.

The choice made by the Board of Directors shall remain in effect until a contrary decision of the Board or, at the Board’s discretion, for the duration of the Chief Executive Officer’s term of office.

If the Company’s executive management functions are carried out by the Chairman of the Board of Directors, the provisions concerning the Chief Executive Officer shall apply to him.

In accordance with the provisions of Article L. 706-43 of the French code of criminal procedure (code de procédure pénale), the Chief Executive Officer may validly delegate to any individual of his choice the power to represent the Company in connection with criminal proceedings that may be filed against the Company.

14.1.5 Upon proposal of the Chief Executive Officer, the Board of Directors may authorize one or more individuals to assist the Chief Executive Officer in the capacity of Deputy General Managers.

In accordance with the Chief Executive Officer, the Board of Directors shall determine the scope and duration of the powers granted to the Deputy General Managers. The Board of Directors shall set their compensation. If a Deputy General Manager is also a director, the term of his office shall not exceed his term of office as director.

No more than five Deputy General Managers shall be appointed.

9

Pursuant to a proposal of the Chief Executive Officer, the Deputy General Manager(s) may be removed from office by the Board of Directors at any time. If the removal from office is decided without fair cause, a Deputy General Manager removed from office may claim damages.

Deputy General Managers cannot be more than 75 years old. If a Deputy General Manager in office reaches this age limit, he shall automatically be deemed to have resigned. The Deputy General Manager’s term of office shall be prolonged until the next Board of Directors’ meeting, at which a new Deputy General Manager may be appointed.

If the Chief Executive Officer ceases its office or is unable to perform its duties, unless otherwise decided by the Board of Directors, the Deputy General Manager(s) shall remain in office and retain their powers until the appointment of a new Chief Executive Officer.

The Deputy General Managers shall have the same powers with regard to third parties as the Chief Executive Officer.

ARTICLE 15 -AGREEMENTS SUBJECT TO AUTHORISATION

15.1 Any sureties, endorsements and guarantees granted by the Company shall be authorized by the Board of Directors in accordance with the requirements prescribed by law.

15.2 Any agreement to be entered into, whether directly or indirectly or through an intermediary, between the Company and its Chief Executive Officer, one of its Deputy General Manager(s), one of its directors, one of its shareholders holding more that 10 % of the voting rights or, in the case of a Company being a shareholder, the Company controlling it within the meaning of article L 233-3 of the commercial code, must be submitted for the prior authorisation of the Board of Directors.

The same applies for agreements in which one of the persons referred to in the above paragraph is indirectly interested.

Such prior authorisation is also required for agreements between the Company and another Company, should the general manager, one of the deputy general manager or one of the directors of the Company be owner, partner with unlimited liability, manager, director, member of the supervisory board or, in general, manager of said Company.

The prior authorisation of the Board of Directors shall be delivered in accordance with the requirements prescribed by law.

The above provisions do not apply to agreements relating to current transactions entered into under ordinary conditions or to agreements entered into between two companies, one of which holds, directly or indirectly, all of the capital of the other, minus, if applicable, the minimum number of shares required to satisfy the requirements of article 1832 of the French civil code or articles L. 225-1 and L. 226-1 of the French commercial code.

ARTICLE 16 -PROHIBITED AGREEMENTS

Directors, other than legal entities, are forbidden to contract loans from the Company in any form whatsoever, to secure an overdraft from it, as a current account or otherwise, and to have the Company guarantee or secure their commitments toward third parties.

The same prohibition applies to the Chief Executive Officer, the Deputy General Managers and to the permanent representatives of directors that are legal entities. The foregoing provision also applies to the spouses, ascendants and descendants of the persons referred to in this article, as well as to all intermediaries.

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ARTICLE 17 -STATUTORY AUDITORS

Audits of the Company shall be carried out, as provided by law, by one or more statutory auditors legally entitled to be elected as such. When the conditions provided by law are met, the Company must appoint at least two supervisory auditors.

The statutory auditor(s) shall be appointed by the ordinary general meeting.

The ordinary general meeting shall appoint, in the cases provided for by law, one or more alternate statutory auditors, which shall be called upon to replace the primary statutory auditors in the event of refusal, impediment, resignation or death.

Should the general ordinary meeting of the shareholders fail to elect a statutory auditor, any shareholder can claim in court that one be appointed, provided that the President of the Board of Directors be duly informed. The term of office of the statutory auditor appointed in court will end upon the appointment of the statutory auditor(s) by the general ordinary meeting of the shareholders.

ARTICLE 18 -GENERAL SHAREHOLDERS’ MEETING QUORUM — VOTE — NUMBER OF VOTES

General shareholders’ meetings shall be convened and held as provided by law.

If the Company wishes to convene the meeting by electronic means in lieu and place of the postal mail, it has to obtain the prior approval of the interested shareholders which will indicate their electronic address.

Meetings shall be held at the registered office or at any other location specified in the convening notice.

The right to participate in general shareholders’ meetings is determined by the applicable laws and regulations and is conditioned upon the registration of shares under the shareholder’s name or under an intermediary’s name acting on its behalf, on the second business day prior to the general shareholders’ meeting at midnight (Paris time), either in the registered shares accounts held by the Company or in the bearer shares accounts held by the authorized intermediary.

If a shareholder does not attend the meeting in person, it can grant a proxy to another shareholder, to its spouse or partner of French pacte civil de solidarité (PACS) or any other individual or legal entity. It can also send vote by correspondence or send a proxy to the Company without indicating the beneficiary, in accordance with applicable laws.

In accordance with the requirements prescribed by the laws and regulations in force, the Board of Directors may arrange for shareholders to participate and vote by videoconference or means of telecommunication, including through the web, that allow them to be identified. If the Board of Directors decides to exercise this right for a particular shareholders’ meeting, such decision shall be mentioned in the meeting notice (avis de réunion) and/or convening notice (avis de convocation) of the meeting. Shareholders who participate in shareholders’ meetings be videoconference or any of the other means of telecommunication referred to above, as selected by the Board of Directors, shall be deemed present for the purposes of calculating the quorum and majority. The shareholders who use the electronic voting form available on the website set up by the assembly centralizer, are deemed to be present. The entering and signing of the electronic form can be carried out directly on this site using a login code and password. The procuration or vote expressed before the meeting by this electronic means, as well as the acknowledgement of receipt, shall be considered as non-revocable and opposable to all.

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Shareholders’ meetings shall be chaired by the Chairman of the Board of Directors or, in its absence, by the Chief Executive Officer or by a Deputy General Manager if he is a director, or by a director specifically appointed for such purposes by the Board. If no president has been appointed, the shareholders’ meeting shall elect its own chairman.

The duties of scrutineers shall be performed by the two members of the shareholders’ meeting who are present and hold the greatest number of votes, and who agree to perform such duties. The officers shall appoint a secretary, who may but need not be a shareholder.

An attendance sheet is drawn up, in accordance with the requirements prescribed by law.

Upon first notice, an ordinary general shareholders’ meeting may validly deliberate only if the shareholders present or represented by proxy own at least one-fifth of the shares entitled to vote. Upon second notice, no quorum is required.

Decisions at ordinary general shareholders’ meeting are made by a majority of the votes of the shareholders present or represented by proxy. The expressed votes do not include those attached to shares for which the shareholder did not take part in the vote, abstained from voting or voted blank or invalid vote.

Upon first notice, an extraordinary general shareholders’ meeting may validly deliberate only if the shareholders present or represented by proxy own at least one-fourth of the shares entitled to vote. Upon second notice, an extraordinary general shareholders’ meeting may validly deliberate only if the shareholders present or represented by proxy own at least one-fifth of the shares entitled to vote.

Decisions at extraordinary general shareholders’ meeting are made by a two-thirds majority of the votes of the shareholders present or represented by proxy. The expressed votes do not include those attached to shares for which the shareholder did not take part in the vote, abstained from voting or voted blank or invalid vote.

Copies or extracts of shareholder meeting minutes may be validly certified by the Chairman of the Board of Directors, a director who holds the position of Chief Executive Officer or Deputy General Manager or by the secretary of the meeting.

Ordinary and extraordinary general shareholders’ meetings shall exercise their respective powers in accordance with the requirements prescribed by law.

ARTICLE 19 -FISCAL YEAR

Each fiscal year shall last one year, starting on January 1 and ending on December 31.

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ARTICLE 20 -SPECIAL MEETINGS

The holders of Series A Shares and Series B Shares are consulted under the conditions provided for by law as to questions that are specifically within their authority.

The holders of Series A Shares meet at a special meeting to vote on any modification of their rights. The special meeting of the holders of Series A Shares may validly deliberate only if the shareholders present or represented hold at least one-third, on a first notice of meeting, or one fifth, on a second notice of meeting, of the Series A Shares. Otherwise, the second meeting may be adjourned to a date that is no more than two months from that on which it had been called.

The holders of Series B Shares meet at a special meeting to vote on any modification of their rights. The special meeting of the holders of Series B Shares may validly deliberate only if the shareholders present or represented hold at least one-third, on a first notice of meeting, or one fifth, on a second notice of meeting, of the Series B Shares. Otherwise, the second meeting may be adjourned to a date that is no more than two months from that on which it had been called.

ARTICLE 21 -PROFITS — STATUTORY RESERVE FUND

Out of the profit of a fiscal year, reduced by prior losses if any, an amount equal to at least 5 % thereof is first deducted in order to form the legal reserve fund provided by law. This deduction is no longer required when the legal reserve fund amounts to one tenth of the capital of the Company.

Distributable profit is the profit of a fiscal year, reduced by prior losses and by the deduction provided for in the preceding paragraph and increased by the profits carried forward.

ARTICLE 22 -DIVIDENDS

If there results a distributable profit from the accounts of the fiscal year, as approved by the general meeting, the general meeting may decide to allocate it to one or several reserve funds, the appropriation or use of which it shall determine, or to carry it forward or to distribute it as dividends.

Furthermore, after having established the existence of reserves which it may dispose of, the general meeting may decide the distribution of amounts paid out of such reserves. In such case, the payments shall be made. However, the dividends shall be set off by priority on the distributable profit of the fiscal year.

The general meeting shall determine the terms of payment of dividends; failing such determination, these terms shall be determined by the Board of Directors.

However, the dividends must be declared payable no more than nine months following the close of the fiscal year.

The general meeting deciding upon the accounts of a fiscal year will be entitled to grant to each shareholder, for all or part of the distributed dividends, an option between payment in cash or in shares.

Similarly, should the ordinary general meeting resolve the distribution of interim dividends pursuant to article L. 232-12 of the French commercial code (code de commerce), it will be entitled to grant to each shareholder an interim dividend and, for whole or part of the said interim dividend, an option between payment in cash or in shares.

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The offer of payment in shares, the price and the conditions as to the issuing of such shares, together with the request for payment in shares and the conditions of the completion of the capital increase will be governed by the law and regulations.

When a balance sheet, drawn up during, or at the end of the fiscal year, and certified by the statutory auditor, shows that the Company, since the close of the preceding fiscal year, after having made the necessary depreciations and provisions and after deduction of the prior losses, if any, as well as of the amounts which are to be allocated to the reserve fund provided by law or by the by-laws and taking into account the profits carrying forward, has made profits, the Board of Directors may resolve the distribution of interim dividends prior to the approval of the accounts of the fiscal year, and may determine the amount thereof and the date of such distribution. The amount of such interim dividends cannot exceed the amount of the profits as defined in this paragraph. In this case, the option described in the preceding paragraph shall not be available.

ARTICLE 23 -EARLY DISSOLUTION

An extraordinary general shareholders’ meeting may, at any time, decide to dissolve the Company before the expiration of its term.

ARTICLE 24 -LOSS OF ONE HALF OF SHARE CAPITAL

If, as a consequence of losses showed by the Company’s accounts, the net assets (capitaux propres) of the Company are reduced below one half of the capital of the Company, the Board of Directors must, within four months from the approval of the accounts showing this loss, convene an extraordinary general meeting of shareholders in order to decide whether the Company ought to be dissolved before its statutory term.

If the dissolution is not declared, the capital must, at the latest at the end of the second fiscal year following the fiscal year during which the losses were established and subject to the legal provisions concerning the minimum capital of sociétés anonymes, be reduced by an amount at least equal to the losses which could not be charged on reserves, if during that period the net assets have not been restored up to an amount at least equal to one half of the capital.

In the absence of a meeting of shareholders, or in the case where the Company has not been able to validly act, any interested party may institute legal proceedings to dissolve the Company.

ARTICLE 25 -EFFECT OF THE DISSOLUTION

The Company is in liquidation as soon as it is dissolved for any reason whatsoever. It continues to exist as a legal entity for the needs of this liquidation until the liquidation is completed.

During the period of the liquidation, the general meeting shall retain the same powers it exercised during the life of the Company.

The shares shall remain transferable until the completion of the liquidation proceedings.

The dissolution of the Company is only valid vis-à-vis third parties as from the date at which it is published at the Trade and Companies Registry.

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ARTICLE 26 -APPOINTMENT OF LIQUIDATORS — POWERS

When the Company’s term expires or if the Company is dissolved before the expiration of its term, a general shareholders’ meeting shall decide the method of liquidation, appoint one or more liquidators and determine their powers. The liquidators will exercise their duties in accordance with the law. The appointment of liquidators shall cause the duties of the directors, Chairman, Chief Executive Officer and Deputy General Managers to end.

ARTICLE 27 -LIQUIDATION – CLOSING

After payment of the liabilities, including financial liabilities such as outstanding debt, the remaining assets shall be allocated as follows:

1.	first, the payment to all shareholders of up to an amount equal to the par value (valeur nominale) of their Shares;

2.

then, the balance shall be allocated to the holders of Series A Shares and Series B Shares (together the “Series Shares”) up to an amount per Series Share equal to its subscription price plus any declared but unpaid dividends attached to such Series Share (the “Series Preference”);

it being agreed that in case there should not be enough proceeds for the payment in full of the Series Preference to the holders of Series Shares, the aforesaid amount should be allocated among the holders of Series Shares pro rata the maximum amount respectively due to each of them pursuant to this paragraph 2;

3.

then, the balance (if any) shall be allocated among the holders of Ordinary Shares, Series A Shares and Series B Shares pro rata based on the number of Ordinary Shares, Series A Shares and Series B Shares respectively held by each of them, provided that each holder of Series A Shares and Series B Shares shall have the right to request that all or part of its Series A Shares and Series B Shares be converted into Ordinary Shares in accordance with article 9.2 above.

The shareholders shall be convened at the end of the liquidation in order to decide on the final accounts, to discharge the liquidator from liability for his acts of management and the performance of his office, and to take notice of the closing of the liquidation.

The closing of the liquidation is published as provided by law.

ARTICLE 28 -NOTIFICATIONS

All notifications provided for in the present bylaws shall be made either by registered mail with acknowledgment of receipt or by process server. Simultaneously a copy of the notification shall be sent to the recipient by ordinary mail.

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Company Resolutions

French version

CELLECTIS

Société anonyme au capital de [3.579.188,40] euros

Siège social : 8, rue de la Croix Jarry—75013 Paris

428 859 052 R.C.S. Paris

(la « Société »)

AVIS DE REUNION

ASSEMBLEE GENERALE A CARACTERE MIXTE DES ACTIONNAIRES

DU [•] 2023

Messieurs et Mesdames les actionnaires sont informés qu’ils sont convoqués à l’assemblée générale à caractère mixte qui se tiendra le [•] 2023 à [•] heures, à l’auditorium du site Biopark, sis au 11 rue Watt, 4ème étage, 75013 Paris, France, à l’effet de délibérer sur l’ordre du jour suivant :

Ordre du jour de la compétence de l’assemblée générale extraordinaire

•

création d’une catégorie d’actions de préférence dites « actions de préférence de catégorie A » (les « Actions A ») convertibles en actions ordinaires—détermination des droits particuliers attachés aux Actions A – modification corrélative des statuts,

•

délégation de compétence à consentir au conseil d’administration en vue d’augmenter le capital social d’un montant nominal maximum de 500.000 euros, par émission d’un nombre maximum de 10.000.000 d’Actions A, avec suppression du droit préférentiel de souscription des actionnaires au profit d’une personne nommément désignée,

•

création d’une catégorie d’actions de préférence dites « actions de préférence de catégorie B » (les « Actions B ») convertibles en actions ordinaires—détermination des droits particuliers attachés aux Actions B – modification corrélative des statuts,

•

délégation de compétence à consentir au conseil d’administration en vue d’augmenter le capital social d’un montant nominal maximum de 900.000 euros, par émission d’un nombre maximum de 18.000.000 d’Actions B, avec suppression du droit préférentiel de souscription des actionnaires au profit d’une personne nommément désignée,

•	suppression du droit préférentiel de souscription des actionnaires au profit de la société AstraZeneca Holdings B.V.,

•

délégation de compétence à consentir au conseil d’administration à l’effet de procéder à une augmentation du capital social dont la souscription serait réservée aux adhérents d’un plan d’épargne d’entreprise établi en application des articles L. 3332-1 et suivants du code du travail.

Ordre du jour de la compétence de l’assemblée générale ordinaire

•	nomination d’un administrateur ([•]) sous condition suspensive,

•	nomination d’un administrateur ([•]) sous condition suspensive.

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TEXTE DES RESOLUTIONS

Première résolution

Création d’une catégorie d’actions de préférence convertibles en actions ordinaires dites « actions de préférence de catégorie A »—détermination des droits particuliers attachés aux Actions A – modification corrélative des statuts

L’assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires,

connaissance prise :

•	du rapport du conseil d’administration,

•	du rapport spécial des commissaires aux comptes visés aux articles L. 228-12 et R. 228-18 du code de commerce,

•	du rapport du commissaire aux avantages particuliers attachés aux actions de préférence établi conformément aux dispositions des articles L. 228-15 et L. 225-147 du code de commerce,

•

du projet de nouveaux statuts de la Société figurant en annexe au rapport du conseil d’administration à la présente assemblée (les « Statuts Modifiés ») disponible sans frais au siège social et consultable sur le site Internet de la Société dans la rubrique « assemblée générale du [•] 2023 »

•	de l’approbation des termes de la présente résolution par chacune des assemblées des titulaires de valeurs mobilières donnant accès au capital de la Société,

sous la condition résolutoire de la non-adoption des deuxième et quatrième résolutions ci-après,

décide, conformément aux dispositions de l’article L. 228-11 du code de commerce, de créer une nouvelle catégorie d’actions de préférence convertibles en actions ordinaires dites « actions de préférence de catégorie A » (ci-après les « Actions A »), dont les caractéristiques sont les suivantes :

a)

à compter de leur émission, les Actions A disposent du droit de vote lors des assemblées générales des actionnaires de la Société à raison d’un droit de vote par Action A. Les Actions A ne bénéficieront donc pas d’un droit de vote double,

b)	l’admission des Actions A aux négociations sur le marché Euronext Growth ou sur tout autre marché sur lequel les actions (ou les ADS ou ADR) de la Société seraient admises ne sera pas demandée,

c)	les Actions A auront une valeur nominale égale à celle des actions ordinaires de la Société, soit 0,05 euro,

d)	les Actions A seront inscrites au nominatif et ne pourront pas être transférées au porteur,

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e)	les Actions A seront incessibles sauf à un « Affilié » (tel que ce terme est défini dans les Statuts Modifiés) du titulaire d’Actions A,

f)	les Actions A ont un droit de répartition préférentielle du boni en cas de liquidation de la Société, tel que ce droit est décrit dans les Statuts Modifiés,

g)

les porteurs d’Actions A pourront demander la conversion de leurs Actions A en actions ordinaires nouvelles de la Société selon les modalités prévues dans les Statuts Modifiés, à raison d’une action ordinaire pour une Action A (le « Ratio de Conversion »),

Les actions ordinaires nouvelles issues de la conversion des Actions A seront assimilées aux actions ordinaires en circulation et porteront jouissance à compter du premier jour de l’exercice social en cours au jour de leur conversion et conféreront à leurs titulaires, dès leur livraison, tous les droits attachés aux actions ordinaires. Elles feront l’objet d’une demande d’admission aux négociations sur le marché Euronext Growth sur la même ligne de cotation que les actions ordinaires.

Le conseil d’administration constatera la conversion des Actions A en actions ordinaires, prendra acte du nombre d’actions ordinaires issues des conversions d’Actions A intervenues et apportera les modifications nécessaires aux statuts. Cette faculté pourra être déléguée au directeur général dans les conditions fixées par la loi.

Nonobstant ce qui précède, toutes les Actions A en circulation seront automatiquement converties en actions ordinaires sur la base du Ratio de Conversion en cas d’acquisition par une personne d’un nombre d’actions ordinaires au résultat de laquelle cette personne détiendrait plus de 90% du capital social et des droits de vote de la Société, prend acte que la conversion des Actions A en actions ordinaires emporte renonciation des actionnaires au droit préférentiel de souscription aux actions ordinaires nouvelles issues de la conversion,

décide que les droits particuliers attachés aux Actions A sont attachés aux Actions A et non à leurs titulaires et bénéficieront donc aux titulaires successifs desdites Actions A,

décide qu’en cas d’augmentation de capital par incorporation de réserves et distribution d’actions gratuites, distribution de dividendes sous forme d’actions ou attribution d’actions gratuites, les actions attribuées en vertu des droits attachés aux Actions A seront elles-mêmes des Actions A,

décide que les actions nouvelles souscrites par un actionnaire titulaire d’Actions A par exercice d’un droit préférentiel de souscription seront-elles-mêmes des Actions A, à moins qu’il en soit décidé autrement par l’assemblée générale qui autorisera l’augmentation de capital, précise, en tant que de besoin, que, dans l’hypothèse de regroupement ou division de la valeur nominale des actions de la Société (ou autres opérations équivalentes), les actions attribuées au titre des Actions A seront elles-mêmes des Actions A, précise que les droits particuliers attachés aux Actions A figurent dans les Statuts Modifiés, qui feront partie intégrant de cette première résolution,

décide en conséquence de ce qui précède, de modifier les statuts de la Société et d’adopter les articles des Statuts Modifiés relatifs aux Actions A, tels que figurant annexe du rapport du conseil d’administration à l’assemblée générale.

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Deuxième résolution

Délégation de compétence à consentir au conseil d’administration en vue d’augmenter le capital social d’un montant nominal maximum de 500.000 euros, par émission d’un nombre maximum de 10.000.000 d’Actions A, avec suppression du droit préférentiel de souscription des actionnaires au profit d’une personne nommément désignée

L’assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires,

connaissance prise du rapport du conseil d’administration, du rapport des commissaires aux comptes et du rapport du commissaire aux avantages particuliers,

conformément aux dispositions des articles L. 225-129 et suivants du Code de commerce, et, notamment, de ses articles L. 225-129-2, L. 225-135, L-225-138 du Code de commerce et de l’article L. 22-10-49 du Code de commerce, sous réserve de l’adoption de la première résolution ci-dessus et de la troisième résolution ci-dessous,

délègue, sous la condition suspensive de l’adoption de la cinquième résolution ci-après relative à la suppression du droit préférentiel de souscription des actionnaires au profit de la personne visée à ladite résolution, au conseil d’administration avec faculté de subdélégation dans les conditions légales, sa compétence à l’effet de décider, dans les proportions et aux époques qu’il appréciera, une ou plusieurs augmentations du capital par l’émission, en France ou à l’étranger, d’actions de préférence de catégorie A (les « Actions A »),

décide que le montant nominal total des augmentations de capital social susceptibles d’être réalisées, en vertu de la présente délégation, ne pourra pas être supérieur à 500.000 euros, ou sa contre-valeur en monnaie étrangère, par l’émission d’un nombre maximum de 10.000.000 d’Actions A d’une valeur nominale de 0,05 euro, auxquelles seront attachés les droits particuliers visés à la première résolution ci-dessus plus amplement détaillés dans les Statuts Modifiés adoptés aux termes de la première résolution ci-dessus,

décide que le prix d’émission des Actions A émises en vertu de la présente délégation sera égal à 5 US dollars, dont la contrepartie en euros sera arrêtée par le conseil d’administration à la date à laquelle l’augmentation de capital sera décidée,

décide l’émission des 10.000.000 d’actions ordinaires au maximum, représentant un montant nominal maximum de 500.000 euros, susceptibles d’être émises par la Société en cas de conversion des Actions A dans les conditions prévues aux Statuts Modifiés,

décide que le prix de souscription des Actions A émises en vertu de la présente délégation devra être intégralement libéré en numéraire (y compris le cas échéant, par compensation de créances) lors de leur souscription,

décide que les Actions A porteront jouissance courante à la date de leur émission et seront soumises à toutes les stipulations des statuts de la Société ainsi qu’aux décisions des assemblées d’actionnaires de la Société à compter de cette date, précise que la délégation ainsi conférée au conseil d’administration est valable pour une durée de douze mois à compter de la présente assemblée,

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décide que le conseil d’administration aura tous pouvoirs, avec faculté de subdélégation dans les conditions prévues par la loi, pour mettre en œuvre, dans les conditions fixées par la loi et les statuts, la présente délégation à l’effet notamment :

•

de décider et réaliser les augmentations de capital objet de la présente résolution, arrêter le montant exact de toute augmentation de capital, le nombre d’Actions A à émettre et le montant exact de la prime d’émission dans les limites susvisées ;

•	d’arrêter les dates d’ouverture et de clôture de la période de souscription, et clore par anticipation, le cas échéant la période de souscription ou proroger sa durée ;

•	d’arrêter les conditions et les modalités de toute émission dans les limites fixées par la présente résolution ;

•	de recueillir auprès du bénéficiaire la souscription des Actions A et les versements y afférents ;

•

à sa seule initiative et lorsqu’il l’estimera approprié, d’imputer les frais, droits et honoraires occasionnés par les augmentations de capital réalisées en vertu de la délégation visée dans la présente résolution, sur le montant des primes afférentes à ces opérations et prélever, sur le montant de ces primes, les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital, après chaque opération ;

•

de constater la libération intégrale du prix de souscription des Actions A émises, et en conséquence, de constater la réalisation de chaque augmentation de capital et procéder aux modifications corrélatives des statuts ;

•

d’une manière générale, de passer toute convention, notamment pour parvenir à la bonne fin des émissions envisagées, prendre toutes mesures et effectuer toutes formalités utiles à l’émission et procéder à toutes formalités en résultant,

•

de constater la conversion des Actions A en actions ordinaires, constater l’augmentation de capital en résultant le cas échéant, procéder aux modifications corrélative des statuts, de prendre toute décision en vue de l’admission des actions ordinaires ainsi émises sur tout marché sur lequel les actions de la Société seraient admises aux négociations et de procéder à toutes formalités en résultant,

•

en tant que de besoin, de prendre les mesures nécessaires à la protection des intérêts des titulaires de valeurs mobilières et autres droits donnant accès au capital conformément à l’article L. 228-99 du code de commerce, prend acte du fait que, dans l’hypothèse où le conseil d’administration viendrait à utiliser la délégation de compétence qui lui est conférée dans la présente résolution, le conseil d’administration rendra compte à l’assemblée générale ordinaire suivante, conformément à la loi et à la réglementation, de l’utilisation faite des autorisations conférées dans la présente résolution.

Troisième résolution

Création d’une catégorie d’actions de préférence convertibles en actions ordinaires dites « actions de préférence de catégorie B »—détermination des droits particuliers attachés aux Actions B – modification corrélative des statuts

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L’assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires,

connaissance prise :

•	du rapport du conseil d’administration,

•	du rapport spécial des commissaires aux comptes visés aux articles L. 228-12 et R. 228-18 du code de commerce,

•	du rapport du commissaire aux avantages particuliers attachés aux actions de préférence établi conformément aux dispositions des articles L. 228-15 et L. 225-147 du code de commerce,

•	du projet de Statuts Modifiés disponible sans frais au siège social et consultable sur le site Internet de la Société dans la rubrique « assemblée générale du [•] 2023 »

•	de l’approbation des termes de la présente résolution par chacune des assemblées des titulaires de valeurs mobilières donnant accès au capital de la Société,

sous la condition résolutoire de la non-adoption de la deuxième résolution ci-dessus et de la quatrième résolution ci-dessous,

décide, conformément aux dispositions de l’article L. 228-11 du code de commerce, de créer une nouvelle catégorie d’actions de préférence convertibles en actions ordinaires dites « actions de préférence de catégorie B » (ci-après les « Actions B »), dont les caractéristiques sont les suivantes :

a)

à compter de leur émission et pour une durée de 74 ans à compter de leur souscription, les Actions B ne disposeront pas de droit de vote lors des assemblées générales des actionnaires de la Société à l’exception des résolutions relatives à paiement de dividendes ou toute autre distribution. Les Actions B ne bénéficieront pas d’un droit de vote double,

b)	l’admission des Actions B aux négociations sur le marché Euronext Growth ou sur tout autre marché sur lequel les actions (ou les ADS ou ADR) de la Société seraient admises ne sera pas demandée,

c)	les Actions B auront une valeur nominale égale à celle des actions ordinaires de la Société, soit 0,05 euro,

d)	les Actions B seront inscrites au nominatif et ne pourront pas être transférées au porteur,

e)	les Actions B seront incessibles sauf à un « Affilié » (tel que ce terme est défini dans les Statuts Modifiés) du titulaire d’Actions B,

f)	les Actions B ont un droit de répartition préférentielle du boni en cas de liquidation de la Société, tel que ce droit est décrit dans les Statuts Modifiés,

g)

les porteurs d’Actions B pourront demander la conversion de leurs Actions B en actions ordinaires nouvelles de la Société selon les modalités prévues dans les Statuts Modifiés, à raison d’une action ordinaire pour une Action B (le « Ratio de Conversion »),

Les actions ordinaires nouvelles issues de la conversion des Actions B seront assimilées aux actions ordinaires en circulation et porteront jouissance à compter du premier jour de l’exercice social en cours au jour de leur conversion et conféreront à leurs titulaires, dès leur livraison, tous les droits attachés aux actions ordinaires. Elles feront l’objet d’une demande d’admission aux négociations sur le marché Euronext Growth sur la même ligne de cotation que les actions ordinaires.

Le conseil d’administration constatera la conversion des Actions B en actions ordinaires, prendra acte du nombre d’actions ordinaires issues des conversions d’Actions B intervenues et apportera les modifications nécessaires aux statuts. Cette faculté pourra être déléguée au directeur général dans les conditions fixées par la loi.

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Nonobstant ce qui précède, toutes les Actions B en circulation seront automatiquement converties en actions ordinaires sur la base du Ratio de Conversion en cas d’acquisition par une personne d’un nombre d’actions ordinaires au résultat de laquelle cette personne détiendrait plus de 90% du capital social et des droits de vote de la Société, prend acte que la conversion des Actions B en actions ordinaires emporte renonciation des actionnaires au droit préférentiel de souscription aux actions ordinaires nouvelles issues de la conversion,

décide que les droits particuliers attachés aux Actions B sont attachés aux Actions B et non à leurs titulaires et bénéficieront donc aux titulaires successifs desdites Actions B,

décide qu’en cas d’augmentation de capital par incorporation de réserves et distribution d’actions gratuites, distribution de dividendes sous forme d’actions ou attribution d’actions gratuites, les actions attribuées en vertu des droits attachés aux Actions B seront elles-mêmes des Actions B,

décide que les actions nouvelles souscrites par un actionnaire titulaire d’Actions B par exercice d’un droit préférentiel de souscription seront-elles-mêmes des Actions B, à moins qu’il en soit décidé autrement par l’assemblée générale qui autorisera l’augmentation de capital, précise, en tant que de besoin, que, dans l’hypothèse de regroupement ou division de la valeur nominale des actions de la Société (ou autres opérations équivalentes), les actions attribuées au titre des Actions B seront elles-mêmes des Actions B, précise que les droits particuliers attachés aux Actions B figurent dans les Statuts Modifiés, qui feront partie intégrant de cette première résolution,

décide en conséquence de ce qui précède, de modifier les statuts de la Société et d’adopter les articles des Statuts Modifiés relatifs aux Actions B, tels que figurant annexe du rapport du conseil d’administration à l’assemblée générale.

Quatrième résolution

Délégation de compétence à consentir au conseil d’administration en vue d’augmenter le capital social d’un montant nominal maximum de 900.000 euros, par émission d’un nombre maximum de 18.000.000 d’Actions B, avec suppression du droit préférentiel de souscription des actionnaires au profit d’une personne nommément désignée

L’assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires,

connaissance prise du rapport du conseil d’administration, du rapport des commissaires aux comptes et du rapport du commissaire aux avantages particuliers,

conformément aux dispositions des articles L. 225-129 et suivants du Code de commerce, et, notamment, de ses articles L. 225-129-2, L. 225-135, L-225-138 du Code de commerce et de l’article L. 22-10-49 du Code de commerce, sous réserve de l’adoption de la première et de la troisième résolutions ci-dessus,

délègue, sous la condition suspensive de l’adoption de la cinquième résolution ci-après relative à la suppression du droit préférentiel de souscription des actionnaires au profit de la personne visée à ladite résolution, au conseil d’administration avec faculté de subdélégation dans les conditions légales, sa compétence à l’effet de décider, dans les proportions et aux époques qu’il appréciera, une ou plusieurs augmentations du capital par l’émission, en France ou à l’étranger, d’actions de préférence de catégorie B (les « Actions B »),

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décide que le montant nominal total des augmentations de capital social susceptibles d’être réalisées, en vertu de la présente délégation, ne pourra pas être supérieur à 900.000 euros, ou sa contre-valeur en monnaie étrangère, par l’émission d’un nombre maximum de 18.000.000 d’Actions B d’une valeur nominale de 0,05 euro, auxquelles seront attachés les droits particuliers visés à la troisième résolution ci-dessus plus amplement détaillés dans les Statuts Modifiés adoptés aux termes de la troisième résolution ci-dessus,

décide que le prix d’émission des Actions B émises en vertu de la présente délégation sera égal à 5 US dollars, dont la contrepartie en euros sera arrêtée par le conseil d’administration à la date à laquelle l’augmentation de capital sera décidée,

décide l’émission des 18.000.000 d’actions ordinaires au maximum, représentant un montant nominal maximum de 900.000 euros, susceptibles d’être émises par la Société en cas de conversion des Actions B dans les conditions prévues aux Statuts Modifiés,

décide que le prix de souscription des Actions B émises en vertu de la présente délégation devra être intégralement libéré en numéraire (y compris le cas échéant, par compensation de créances) lors de leur souscription,

décide que les Actions B porteront jouissance courante à la date de leur émission et seront soumises à toutes les stipulations des statuts de la Société ainsi qu’aux décisions des assemblées d’actionnaires de la Société à compter de cette date, précise que la délégation ainsi conférée au conseil d’administration est valable pour une durée de douze mois à compter de la présente assemblée,

décide que le conseil d’administration aura tous pouvoirs, avec faculté de subdélégation dans les conditions prévues par la loi, pour mettre en œuvre, dans les conditions fixées par la loi et les statuts, la présente délégation à l’effet notamment :

•

de décider et réaliser les augmentations de capital objet de la présente résolution, arrêter le montant exact de toute augmentation de capital, le nombre d’Actions B à émettre et le montant exact de la prime d’émission dans les limites susvisées ;

•	d’arrêter les dates d’ouverture et de clôture de la période de souscription, et clore par anticipation, le cas échéant la période de souscription ou proroger sa durée ;

•	d’arrêter les conditions et les modalités de toute émission dans les limites fixées par la présente résolution ;

•	de recueillir auprès du bénéficiaire la souscription des Actions B et les versements y afférents ;

•

à sa seule initiative et lorsqu’il l’estimera approprié, d’imputer les frais, droits et honoraires occasionnés par les augmentations de capital réalisées en vertu de la délégation visée dans la présente résolution, sur le montant des primes afférentes à ces opérations et prélever, sur le montant de ces primes, les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital, après chaque opération ;

•

de constater la libération intégrale du prix de souscription des Actions B émises, et en conséquence, de constater la réalisation de chaque augmentation de capital et procéder aux modifications corrélatives des statuts ;

•

d’une manière générale, de passer toute convention, notamment pour parvenir à la bonne fin des émissions envisagées, prendre toutes mesures et effectuer toutes formalités utiles à l’émission et procéder à toutes formalités en résultant,

•

de constater la conversion des Actions B en actions ordinaires, constater l’augmentation de capital en résultant le cas échéant, procéder aux modifications corrélative des statuts, de prendre toute décision en vue de l’admission des actions ordinaires ainsi émises sur tout marché sur lequel les actions de la Société seraient admises aux négociations et de procéder à toutes formalités en résultant,

•

en tant que de besoin, de prendre les mesures nécessaires à la protection des intérêts des titulaires de valeurs mobilières et autres droits donnant accès au capital conformément à l’article L. 228-99 du code de commerce,

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prend acte du fait que, dans l’hypothèse où le conseil d’administration viendrait à utiliser la délégation de compétence qui lui est conférée dans la présente résolution, le conseil d’administration rendra compte à l’assemblée générale ordinaire suivante, conformément à la loi et à la réglementation, de l’utilisation faite des autorisations conférées dans la présente résolution.

Cinquième résolution

Suppression du droit préférentiel de souscription des actionnaires au profit d’AstraZeneca Holdings B.V.

L’assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires,

connaissance prise du rapport du conseil d’administration, du rapport des commissaires aux comptes et du rapport du commissaire aux avantages particuliers,

décide, conformément aux dispositions des articles L. 225-135 et L. 225-138 du code de commerce, en conséquence de l’adoption des résolutions qui précèdent, de supprimer le droit préférentiel de souscription réservé aux actionnaires par l’article L. 225-132 du code de commerce et de réserver la souscription des 10.000.000 d’Actions A et des 18.000.000 d’Actions B susceptibles d’être émises en vertu des délégations consenties aux termes des deuxième et quatrième résolutions de la présente assemblée au profit de la société AstraZeneca Holdings B.V., société de droit néerlandais dont le siège social est sis [•], immatriculée sous le numéro [•], approuve, en tant que de besoin, les avantages particuliers résultant de l’émission d’Actions A et d’Actions B au profit de la personnes susvisée.

Sixième résolution

Délégation au conseil d’administration à l’effet de procéder à une augmentation du capital social dont la souscription serait réservée aux adhérents d’un plan d’épargne d’entreprise établi en application des articles L. 3332-1 et suivants du code du travail.

L’assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires,

connaissance prise du rapport du conseil d’administration et du rapport des commissaires aux comptes établi conformément à la loi,

en application des dispositions de l’article L. 225-129 et suivants du code commerce, notamment des articles L. 225-129-2, L. 225-129-6 et L. 225-138-1, et des articles L. 3332-18 et suivants du code du travail,

délègue au conseil d’administration sa compétence à l’effet de procéder à l’augmentation du capital social, en une ou plusieurs fois, sur ses seules délibérations, par émission d’actions ordinaires réservées, directement ou par l’intermédiaire d’un fonds commun de placement et d’entreprise, aux adhérents à un plan d’épargne tel que prévu aux articles L. 3332-1 et suivants du code du travail qui serait ouvert aux salariés de la Société et des sociétés qui lui sont liées au sens de l’article L. 225-180 du code commerce et de l’article L. 3344-1 du code du travail et qui remplissent, en outre les conditions éventuellement fixées par le conseil d’administration (ci-après les « Salariés du Groupe »),

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décide de supprimer en conséquence le droit préférentiel de souscription attribué aux actionnaires par l’article L. 225-132 du code commerce et de réserver la souscription desdites actions ordinaires aux Salariés du Groupe, fixe à dix-huit (18) mois à compter du jour de la présente assemblée générale la durée de validité de la présente délégation,

fixe à 83.300 euros le montant nominal maximal des augmentations de capital qui pourront être ainsi réalisées,

décide que le prix d’émission d’une action sera déterminé par le conseil d’administration conformément aux dispositions de l’article L. 3332-20 du code du travail.

Septième résolution

Nomination d’un administrateur ([•]) sous condition suspensive

L’assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires,

connaissance prise du rapport du conseil d’administration,

sous la condition suspensive de la réalisation d’augmentations de capital en vertu des deuxième et quatrième résolution ci-dessus d’un montant nominal total égal à 1.400.000 euros,

nomme en qualité de nouvel administrateur pour une durée de trois (3) années venant à expiration à l’issue de l’assemblée générale ordinaire annuelle des actionnaires appelée à statuer sur les comptes de l’exercice clos le 31 décembre [2025/2026], [•], dont le premier représentant permanent sera [•].

[•] a d’ores et déjà accepté sa nomination et déclaré qu’elle n’exerçait pas, dans d’autres sociétés, de mandat susceptible de lui interdire l’acceptation desdites fonctions.

Huitième résolution

Nomination d’un administrateur ([•]) sous condition suspensive

L’assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires,

connaissance prise du rapport du conseil d’administration,

sous la condition suspensive de la réalisation d’augmentations de capital en vertu des deuxième et quatrième résolution ci-dessus d’un montant nominal total égal à 1.400.000 euros,

nomme en qualité de nouvel administrateur pour une durée de trois (3) années venant à expiration à l’issue de l’assemblée générale ordinaire annuelle des actionnaires appelée à statuer sur les comptes de l’exercice clos le 31 décembre [2025/2026], [•].

[•] a d’ores et déjà accepté sa nomination et déclaré qu’[il/elle] n’exerçait pas, dans d’autres sociétés, de mandat susceptible de lui interdire l’acceptation desdites fonctions.

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Modalités de participation à l’assemblée

1.	Participation à l’assemblée

Tout actionnaire, quel que soit le nombre d’actions qu’il possède, a le droit de participer à l’assemblée.

1.1.	Formalités préalables à effectuer pour participer à l’assemblée générale

Conformément à l’article R. 225-85 du Code de commerce, les actionnaires devront justifier de la propriété de leurs actions, à la Record Date, soit le [•] à zéro heure, heure de Paris (ci-après J-2), soit dans les comptes de titres nominatifs tenus pour la Société par son mandataire, Société Générale, soit dans les comptes de titres au porteur tenus par un intermédiaire habilité.

Pour les actionnaires au nominatif, cette inscription en compte à J-2 dans les comptes de titres nominatifs est suffisante pour leur permettre de participer à l’assemblée.

Pour les actionnaires au porteur, l’inscription en compte des actions doit être constatée par une attestation de participation délivrée par le teneur de compte, qui apportera ainsi la preuve de la qualité d’actionnaire du titulaire des titres. L’attestation de participation est établie au nom de l’actionnaire ou pour le compte de l’actionnaire non résident représenté par l’intermédiaire inscrit. Le teneur de compte doit joindre l’attestation de participation au formulaire de vote par correspondance ou par procuration, ou à la demande de carte d’admission, et l’adresser à Société Générale (Service Assemblées, CS 30812, 44 308 Nantes Cedex 3).

L’actionnaire pourra à tout moment céder tout ou partie de ses actions, toutefois si le dénouement de la vente (transfert de propriété) intervient :

•

avant J-2 0h00 heure de Paris, le vote exprimé par correspondance, la procuration, la carte d’admission, éventuellement accompagnés d’une attestation de participation, seront invalidés ou modifiés en conséquence, selon le cas ;

•	après J-2 0h00 heure de Paris, quel que soit le moyen utilisé, il ne sera ni notifié par l’intermédiaire habilité ni pris en considération par la Société.

1.2	Modes de participation à l’assemblée

L’actionnaire a le droit de participer à l’assemblée générale :

•	soit en y assistant personnellement,

•	soit en votant par correspondance,

•	soit en se faisant représenter par toute personne physique ou morale de son choix,

•	soit en se faisant représenter par le président de l’assemblée générale.

Tout actionnaire ayant déjà exprimé son vote à distance, envoyé un pouvoir ou demandé sa carte d’admission ou une attestation de participation (dans les conditions définies au paragraphe II de l’article R225-85), ne peut plus choisir un autre mode de participation à l’assemblée. Il est toutefois précisé que l’actionnaire ayant voté à distance (par Internet ou en utilisant le formulaire de vote papier) n’aura plus la possibilité de voter directement à l’assemblée ou de s’y faire représenter en vertu d’un pouvoir, mais aura la possibilité d’y assister, sauf disposition contraire des statuts.

1.2.1 Actionnaires souhaitant participer personnellement à l’assemblée générale

L’actionnaire souhaitant assister personnellement à l’assemblée générale devra se munir d’une carte d’admission.

L’actionnaire au nominatif inscrit depuis un mois au moins à la date de l’avis de convocation recevra la brochure de convocation accompagnée d’un formulaire unique par courrier postal.

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Il pourra obtenir sa carte d’admission, en renvoyant le formulaire unique dûment rempli et signé à l’aide de l’enveloppe de réponse pré-payée jointe à la convocation reçue par courrier postal.

L’actionnaire au porteur, adressera une demande de formulaire unique à son teneur de compte titres. Dans ce dernier cas, s’il n’a pas reçu sa carte d’admission le [•] (J-2 ouvrés), il devra demander à son teneur de compte titres de lui délivrer une attestation de participation qui lui permettra de justifier de sa qualité d’actionnaire à J-2 pour être admis à l’Assemblée.

Il sera fait droit à toute demande reçue au plus tard le [•] (J-3). Pour faciliter l’organisation de l’accueil, il serait néanmoins souhaitable que les actionnaires désirant assister à l’assemblée fassent leur demande le plus tôt possible pour recevoir la carte en temps utile.

1.2.2 Actionnaires ne pouvant assister personnellement à l’assemblée générale

L’actionnaire n’assistant pas personnellement à l’assemblée peut participer i) en donnant pouvoir ou ii) en votant par correspondance.

1.2.2.1	Désignation – Révocation d’un mandataire

L’actionnaire ayant choisi de se faire représenter par un mandataire de son choix, peut notifier cette désignation ou la révoquer :

•

par courrier postal, à l’aide du formulaire de vote envoyé, soit directement pour les actionnaires au nominatif soit par le teneur du compte titres pour les actionnaires au porteur et reçu par Société Générale, Service des assemblées générales, CS 30812, 44 308 Nantes Cedex au plus tard le [•] ;

•

conformément aux dispositions de l’article R.225-79 du Code de commerce et sous réserve d’avoir signé un formulaire de procuration dûment complété, la notification à la société de la désignation et de la révocation d’un mandataire peut également être effectuée par voie électronique, sous forme de copie numérisée, selon les modalités suivantes :

•	pour les actionnaires au nominatif pur, en envoyant un e-mail contenant la copie numérisée du formulaire de procuration en pièce jointe à l’adresse électronique suivante : agm@cellectis.com.

Le message devra préciser les nom, prénom et adresse de l’actionnaire ainsi que les nom, prénom et adresse du mandataire désigné ou révoqué,

•

pour les actionnaires au nominatif administré ou au porteur, en envoyant un e-mail contenant la copie numérisée du formulaire de procuration en pièce jointe à l’adresse électronique suivante : agm@cellectis.com.

Le message devra préciser les nom, prénom, adresse et références bancaires complètes de l’actionnaire ainsi que les nom, prénom et adresse du mandataire désigné ou révoqué. Les actionnaires concernés devront demander impérativement à leur teneur de compte qui assure la gestion de leur compte-titres d’envoyer une confirmation écrite (par courrier ou par télécopie) à Société Générale, Service des assemblées générales, CS 30812, 44 308 Nantes Cedex.

Les copies numérisées de formulaires de procuration non signés ne seront pas prises en compte.

Seules les notifications de désignation ou de révocation de mandats dûment signées, complétées et réceptionnées au plus tard le [•], pourront être prises en compte. Par ailleurs, seules les notifications de désignation ou de révocation de mandats pourront être adressées à l’adresse électronique agm@cellectis.com, toute autre demande ou notification portant sur un autre objet ne pourra être prise en compte et / ou traitée.

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Il est rappelé que les procurations écrites et signées doivent indiquer les nom, prénom et adresse de l’actionnaire ainsi que ceux de son mandataire. La révocation du mandat s’effectue dans les mêmes conditions de forme que celles utilisées pour sa désignation.

Il est précisé que pour toute procuration donnée par un actionnaire sans indication de mandataire, le président de l’assemblée générale émettra un vote selon les recommandations du conseil d’administration.

1.2.2.2	Vote à distance à l’aide du formulaire unique

Les actionnaires n’assistant pas personnellement à cette assemblée et souhaitant voter par correspondance ou être représentés en donnant pouvoir au président de l’assemblée, pourront :

•

pour l’actionnaire nominatif : renvoyer le formulaire unique de vote par correspondance ou par procuration, qui lui sera adressé avec la convocation, à l’aide de l’enveloppe de réponse pré-payée jointe à la convocation ;

•

pour l’actionnaire au porteur : demander ce formulaire par lettre au teneur du compte. Cette demande devra être parvenue au plus tard six (6) jours avant la date de réunion de cette Assemblée, soit au plus tard le [•].

Le formulaire unique de vote par correspondance ou par procuration devra être renvoyé au teneur du compte, qui se chargera de le transmettre à la Société Générale accompagné d’une attestation de participation justifiant de sa qualité d’actionnaire à J-2.

Les actionnaires renverront leurs formulaires de telle façon que la Société Générale puisse les recevoir au plus tard le [•].

Il est précisé qu’aucun formulaire reçu par la Société après cette date ne sera pris en compte.

2. Demandes d’inscription de projets de résolution ou de points à l’ordre du jour

Un ou plusieurs actionnaires représentant au moins la fraction du capital prévue par les dispositions légales et réglementaires applicables, peuvent requérir l’inscription de points à l’ordre du jour ou de projets de résolutions dans les conditions prévues aux articles L.225-105 et R.225-71 à R.225-73 du Code de commerce.

Les demandes d’inscription de points ou de projets de résolutions à l’ordre du jour par les actionnaires remplissant les conditions légales devront être envoyées, dans les conditions prévues par l’article R.225-73 du Code de commerce, au siège social (8, rue de la Croix Jarry – 75105 Paris) par lettre recommandée avec accusé de réception au plus tard le vingt-cinquième jour calendaire avant la date fixée pour la tenue de l’assemblée générale, soit le [•].

Elles doivent être accompagnées d’une attestation d’inscription en compte qui justifie de la détention ou de la représentation par les auteurs de la demande de la fraction du capital exigée par l’article R. 225-71 susvisé. La demande d’inscription de projets de résolution devra en outre être accompagnée du texte des projets de résolution et la demande d’inscription de points à l’ordre du jour devra être motivée.

L’examen par l’assemblée des points et projets de résolutions déposés par les actionnaires dans les conditions légales et réglementaires est subordonné à la transmission par les auteurs de la demande d’une nouvelle attestation justifiant de l’inscription en compte des titres dans les mêmes conditions à J-2.

Ces points ou ces projets de résolutions nouveaux seront inscrits à l’ordre du jour de l’assemblée et portés à la connaissance des actionnaires dans les conditions déterminées par la réglementation en vigueur.

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3. Questions écrites

Conformément à l’article R.225-84 du Code de commerce, l’actionnaire qui souhaite poser des questions écrites doit, à compter de la présente publication et au plus tard le quatrième jour ouvré précédant la date de l’assemblée, soit le [•], adresser ses questions au siège social par lettre recommandée avec demande d’avis de réception au président du conseil d’administration, ou par voie électronique à l’adresse indiquée dans la brochure de convocation.

Pour être prises en compte, ces questions doivent impérativement être accompagnées d’une attestation d’inscription en compte.

4. Droit de communication des actionnaires

Les documents qui doivent être tenus à la disposition des actionnaires dans le cadre de l’Assemblée seront mis à disposition au siège social de la Société, à compter de la publication de l’avis de convocation de l’assemblée.

Le conseil d’administration

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Statuts Modifiés

French version

Modifications identifiées en gras et soulignées

ARTICLE 1 ~ FORME

La société est une société anonyme régie par le livre II du code de commerce et par les présents statuts.

ARTICLE 2 ~ DENOMINATION

La dénomination de la société est :

CELLECTIS

Dans tous les actes et documents émanant de la société et destinés aux tiers, la dénomination doit toujours être précédée ou suivie immédiatement des mots : « société anonyme » ou des initiales « S.A. » et de l’énonciation du capital.

ARTICLE 3 ~ OBJET SOCIAL

La société a pour objet en France et à l’étranger toute activité ayant trait à la génétique et plus particulièrement à l’ingénierie des génomes et, notamment, la recherche, le développement et l’invention, le dépôt et l’exploitation de brevets et marques, la valorisation, la vente et la commercialisation, le conseil et l’assistance, dans tout domaine et, plus particulièrement, dans les domaines agro-alimentaire, pharmaceutique, textile et lié à l’environnement ; et généralement, toutes opérations industrielles, commerciales, financières, civiles, mobilières ou immobilières, pouvant se rattacher directement ou indirectement à l’un des objets visés ci-dessus ou à tous objets similaires ou connexes.

ARTICLE 4 ~ SIEGE SOCIAL

Le siège social est sis 8 rue de la Croix Jarry, 75013 Paris.

Il peut être transféré en tout autre lieu du territoire français par décision du conseil d’administration, sous réserve de la ratification de cette décision par la prochaine assemblée générale ordinaire, et partout ailleurs en vertu d’une délibération de l’assemblée générale extraordinaire.

Lors d’un transfert décidé par le conseil d’administration, celui-ci est autorisé à modifier les statuts et à procéder aux formalités de publicité et de dépôt qui en résultent à la condition d’indiquer que le transfert est soumis à la ratification visée ci-dessus.

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ARTICLE 5 ~ DUREE

La société a une durée de quatre-vingt-dix-neuf (99) années à compter de son immatriculation au registre du commerce et des sociétés, sauf dissolution anticipée ou prorogation décidée par l’assemblée générale extraordinaire.

ARTICLE 6 ~ CAPITAL SOCIAL – MODIFICATIONS DU CAPITAL SOCIAL

6.1	Capital social

Le capital social est de [•] euros. Il est divisé en [•] actions d’une valeur nominale de 0,05 euro chacun, intégralement libérées, dont :

•	[•] actions ordinaires (les « Actions Ordinaires »),

•	[•] actions de préférence de catégorie A (les « Actions A »), et

•	[•] actions de préférence de catégorie B (les « Actions B » et, ensemble avec les Actions Ordinaires et les Actions A, les « Actions »).

Les droits et obligations attachés aux Actions sont définis à l’Article 9.

6.2	Modifications du capital social

Le capital social de la Société peut être augmenté ou réduit dans les conditions prévues par le code de commerce.

Par délibération en date du 28 octobre 2011, l’assemblée générale à caractère mixte des actionnaires a approuvé l’apport à la société de 11.111.089 actions de la société Cellartis, société de droit suédois au capital social de SEK 2.222.217,80 dont le siège social est sis Arvid Wallgrens Backe 20, SE-41346 Göteborg (Suède). Cet apport, évalué à 17.399.997 euros, s’est traduit par une augmentation de capital d’un montant nominal de 96.666,65 euros, résultant de l’émission, au prix de 9 euros l’une (prime d’apport incluse) de 1.933.333 Actions Ordinaires d’une valeur nominale de 0,05 euro chacune, attribuées aux apporteurs en rémunération de leurs apports respectifs.

ARTICLE 7 ~ FORME DES ACTIONS

Les Actions Ordinaires entièrement libérées revêtent la forme nominative ou au porteur, au choix de chaque actionnaire en ce qui le concerne, sous réserve, toutefois, de l’application des dispositions légales relatives à la forme des actions détenues par certaines personnes physiques ou morales. Les Actions Ordinaires non entièrement libérées revêtent obligatoirement la forme nominative.

Les Actions A et les Actions B revêtent la forme nominative et ne sont admises aux négociations sur aucun marché réglementé ou système multilatéral de négociations.

Les Actions donnent lieu à une inscription en compte dans les conditions et selon les modalités prévues par les dispositions légales et réglementaires en vigueur.

La propriété des Actions délivrées sous la forme nominative résulte de leur inscription en compte nominatif.

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ARTICLE 8 ~ TRANSMISSION DES ACTIONS – IDENTIFICATION DES DETENTEURS DE TITRES

Les Actions Ordinaires inscrites en compte se transmettent librement par virement de compte à compte, conformément aux dispositions légales et réglementaires en vigueur.

Les Actions A et les Actions B ne sont transférables qu’à un Affilié d’AstraZeneca Holdings B.V.

Pour les besoins du présent Article 8, le terme « Affilié », lorsqu’il est utilisé par référence à une personne donnée, désigne toute personne qui, directement ou indirectement par l’intermédiaire d’un ou plusieurs intermédiaires, contrôle, est contrôlée par, ou est sous le contrôle commun avec ladite personne ; à cette fin, le terme « contrôle » (incluant les termes « contrôlant », « contrôlé par » et « sous contrôle commun avec ») a le sens qui lui est attribué à l’article L. 233-3 I du code de commerce, étant convenu que, pour l’application de cette définition, la société de gestion ou le commandité (general partner) d’une société en commandite (partnership), d’un fonds ou d’un véhicule d’investissement (ou la personne qui contrôle cette société de gestion ou ce commandité (general partner) sera réputée détenir le contrôle de ladite société en commandite (partnership), fonds ou véhicule d’investissement.

La société pourra en outre, dans les conditions légales et réglementaires en vigueur, demander à tout moment, contre rémunération à sa charge, à tout organisme habilité, le nom, ou, s’il s’agit d’une personne morale, la dénomination sociale, la nationalité et l’adresse des détenteurs de titres conférant immédiatement ou à terme le droit de vote dans ses propres assemblées d’actionnaires, ainsi que la quantité de titres détenue par chacun d’eux et, le cas échéant, les restrictions dont ces titres peuvent être frappés.

ARTICLE 9 ~ DROITS ET OBLIGATIONS ATTACHES AUX ACTIONS

9.1	Dispositions communes applicables aux Actions

Les droits et obligations attachés à l’Action suivent celle-ci, dans quelque main qu’elle passe et la cession comprend tous les dividendes échus et non payés et à échoir et, le cas échéant, la quote-part des réserves et des provisions.

La propriété de l’Action entraîne, ipso facto, l’approbation par le titulaire des présents statuts ainsi que celle des décisions des assemblées générales d’actionnaires.

Un droit de vote est attaché à chaque Action Ordinaire et chaque Action A.

Sauf disposition contraire des présents statuts, chaque Action donne droit, dans la propriété de l’actif social, dans le partage des bénéfices et dans le boni de liquidation à une quotité proportionnelle à la quotité du capital social qu’elle représente. Il est précisé en tant que de besoin que, sauf disposition contraire des présents statuts, les Actions Ordinaires, les Actions A et les Actions B, qui constituent des catégories d’actions distinctes, sont traitées pari passu entre elles.

Dans l’hypothèse de :

(i)	l’émission, sous quelque forme que ce soit, de nouvelles actions avec maintien du droit préférentiel de souscription réservé aux actionnaires ;

(ii)	la distribution gratuite d’actions aux actionnaires, la division de la valeur nominale des actions ou le regroupement d’actions ;

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(iii)	la distribution gratuite aux actionnaires de la Société de tout instrument financier autre que des actions ;

(iv)	la distribution de réserves ou de primes, en espèces ou en nature ;

(v)	l’incorporation au capital de réserves, bénéfices ou primes par une augmentation de la valeur nominale des actions ;

(vi)	une modification de la répartition des bénéfices par la création d’actions de préférence ;

(vii)	une fusion ou une scission ;

(viii)	un rachat par la Société de ses propres actions à un prix supérieur au prix du marché ; et

(ix)	l’amortissement du capital social ;

la Société devra prendre les mesures nécessaires au maintien des droits des titulaires d’Actions A et d’Actions B afin de leur permettre de participer ou de bénéficier des opérations susmentionnées conformément à l’article L. 228-99 du code de commerce.

Chaque fois qu’il est nécessaire de posséder plusieurs actions ou valeurs mobilières pour exercer un droit quelconque, les actionnaires ou titulaires de valeurs mobilières font leur affaire personnelle du groupement du nombre d’actions ou de valeurs mobilières nécessaire.

Conformément aux dispositions du code de commerce, toutes les Actions Ordinaires entièrement libérées pour lesquelles il sera justifié d’une inscription nominative depuis deux ans au moins au nom du même actionnaire bénéficient d’un droit de vote double de celui conféré aux autres Actions (autres que les Actions B) eu égard à la quotité de capital social qu’elles représentent. Les Actions A et les Actions B ne bénéficieront pas d’un droit de vote double.

9.2	Dispositions spécifiques applicables aux Actions A et aux Actions B

Tout titulaire d’Actions A pourra demander à tout moment, aux moyens d’une notification écrite adressée à la Société, la conversion de tout ou partie de ses Actions A qu’il détient en Actions Ordinaires, et, sauf accord écrit contraire entre la Société et ledit titulaire d’Actions A, ces Actions A seront converties automatiquement le troisième jour ouvré après ladite notification. Les Actions A seront converties en Actions Ordinaires à raison d’une Action Ordinaire pour une Action A (le « Ratio de Conversion »). Les Actions Ordinaires résultant d’une telle conversion seront, à tous autres égards, traitées pari passu avec les Actions Ordinaires existantes.

Les Actions B ne disposeront d’aucun droit de vote pour une durée de 74 ans à compter de leur souscription, à l’exception de toutes résolutions relatives au paiement de dividendes ou toute distribution (en ce compris le rachat d’actions de la Société). Tout titulaire d’Actions B pourra demander à tout moment, aux moyens d’une notification écrite adressée à la Société, la conversion de tout ou partie de ses Actions B en Actions Ordinaires, et, sauf accord écrit contraire entre la Société et ledit titulaire d’Actions B, ces Actions B seront converties automatiquement le troisième jour ouvré après ladite notification. Les Actions B seront converties en Actions Ordinaires sur la base du Ratio de Conversion. Les Actions Ordinaires résultant d’une telle conversion seront, à tous autres égards, traitées pari passu avec les Actions Ordinaires existantes.

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Le conseil d’administration constatera la conversion des Actions A ou des Actions B en Actions Ordinaires et apportera les modifications correspondantes aux statuts de la Société.

Nonobstant ce qui précède, toutes les Actions A et/ou Actions B en circulation seront automatiquement converties en Actions Ordinaires sur la base du Ratio de Conversion en cas d’acquisition par une personne d’un nombre d’Actions Ordinaires conférant à cette personne la détention de plus de 90% du capital social et des droits de vote de la Société.

ARTICLE 10 ~ LIBERATION DES ACTIONS

Lors de toute augmentation de capital de la société en numéraire, chaque souscription d’actions est obligatoirement accompagnée du quart au moins du montant nominal des actions souscrites et de la totalité de la prime d’émission (s’il y en a une).

Le versement du solde est appelé par le conseil d’administration en une ou plusieurs fois dans un délai de cinq ans à compter de la date de réalisation de l’augmentation de capital.

Les quotités appelées, et la date à laquelle les sommes correspondantes doivent être versées, sont notifiées à chaque actionnaire quinze jours au moins avant la date d’exigibilité.

L’actionnaire qui n’effectue pas à leur échéance les versements exigibles sur les actions dont il est titulaire est, de plein droit et sans mise en demeure préalable, redevable à la société d’un intérêt de retard calculé au jour le jour, sur la base d’une année de 360 jours, à partir de la date d’exigibilité, au taux légal en matière commerciale majoré de trois points, sans préjudice de l’action personnelle de la société contre l’actionnaire défaillant et des mesures d’exécution forcée prévues par la loi.

ARTICLE 11 ~ CONSEIL D’ADMINISTRATION

11.1.	Composition

La société est administrée par un conseil d’administration composé de personnes physiques ou morales dont le nombre est fixé par l’assemblée générale ordinaire dans les limites de la loi.

Toute personne morale doit, lors de sa nomination, désigner une personne physique en qualité de représentant permanent au conseil d’administration. La durée du mandat du représentant permanent est la même que celle de l’administrateur personne morale qu’il représente. Lorsque la personne morale révoque son représentant permanent, elle doit aussitôt pourvoir à son remplacement. Les mêmes dispositions s’appliquent en cas de décès ou de démission du représentant permanent.

La durée des fonctions des administrateurs est de trois (3) années, l’année étant la période qui sépare deux assemblées générales ordinaires annuelles consécutives. Le mandat d’un administrateur prend fin à l’issue de la réunion de l’assemblée générale ordinaire des actionnaires ayant statué sur les comptes de l’exercice écoulé et tenue dans l’année au cours de laquelle expire le mandat dudit administrateur.

Les administrateurs sont toujours rééligibles ; ils peuvent être révoqués à tout moment par décision de l’assemblée générale des actionnaires.

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En cas de vacance par décès ou par démission d’un ou plusieurs sièges d’administrateurs, le conseil d’administration peut, entre deux assemblées générales, procéder à des nominations à titre provisoire.

Les nominations effectuées par le conseil en vertu de l’alinéa ci-dessus sont soumises à la ratification de la plus proche assemblée générale ordinaire.

A défaut de ratification, les délibérations prises et les actes accomplis antérieurement par le conseil n’en demeurent pas moins valables.

Lorsque le nombre des administrateurs est devenu inférieur au minimum légal, les administrateurs restants doivent convoquer immédiatement l’assemblée générale ordinaire en vue de compléter l’effectif du conseil.

Tout administrateur nommé en remplacement d’un autre administrateur dont le mandat n’est pas expiré ne demeure en fonction que pendant la durée du mandat de son prédécesseur restant à courir.

Un salarié de la société peut être nommé administrateur. Son contrat de travail doit toutefois correspondre à un emploi effectif. Il ne perd pas, dans ce cas, le bénéfice de son contrat de travail.

Le nombre des administrateurs qui sont liés à la société par un contrat de travail ne peut excéder le tiers des administrateurs en fonction.

Le nombre des administrateurs âgés de plus de 75 ans ne peut excéder le tiers des administrateurs en fonction. Lorsque cette limite vient à être dépassée en cours de mandat, l’administrateur le plus âgé est réputé démissionnaire d’office à l’issue de l’assemblée générale des actionnaires la plus proche.

11.2. Présidence

Le conseil d’administration élit parmi ses membres un président qui doit être une personne physique. Il détermine la durée de ses fonctions, qui ne peut excéder celle de son mandat d’administrateur, et peut le révoquer à tout moment. Le conseil fixe sa rémunération.

Le président organise et dirige les travaux du conseil, dont il rend compte à l’assemblée générale. Il veille au bon fonctionnement des organes de la société et s’assure, en particulier, que les administrateurs sont en mesure de remplir leur mission.

Le président du conseil ne peut être âgé de plus de 80 ans. Si le président atteint cette limite d’âge au cours de son mandat de président, il est réputé démissionnaire d’office à l’issue du mandat en cours. Sous réserve de cette disposition, le président du conseil est toujours rééligible.

11.3.	Censeurs

L’assemblée générale ordinaire peut, sur proposition du conseil d’administration, nommer un ou plusieurs censeurs. Le conseil d’administration peut également en nommer directement, sous réserve de ratification par la plus proche assemblée générale.

Le nombre de censeurs ne peut excéder cinq. Ils sont choisis librement à raison de leurs compétences.

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Ils sont nommés pour une durée de trois (3) années.

Les censeurs étudient les questions que le conseil d’administration ou son président soumet, pour avis, à leur examen. Les censeurs assistent aux séances du conseil d’administration et prennent part aux délibérations avec voix consultative seulement, sans toutefois que leur absence puisse affecter la validité des délibérations.

Ils sont convoqués aux séances du conseil dans les mêmes conditions que les administrateurs.

Le conseil d’administration peut rémunérer les censeurs par prélèvement sur le montant des jetons de présence le cas échéant alloués par l’assemblée générale aux administrateurs.

ARTICLE 12 ~ RÉUNION DU CONSEIL D’ADMINISTRATION

12.1.	Le conseil d’administration se réunit aussi souvent que l’intérêt de la société l’exige.

12.2.	Les administrateurs sont convoqués aux séances du conseil par le président. La convocation peut être faite par tous moyens, par écrit ou oralement.

Le directeur général peut également demander au président de convoquer le conseil d’administration sur un ordre du jour déterminé.

Lorsqu’il a été constitué un comité d’entreprise, les représentants de ce comité, désignés conformément aux dispositions du code du travail, doivent être convoqués à toutes les réunions du conseil d’administration.

Les réunions du conseil ont lieu, soit au siège social, soit en tout autre endroit en France ou hors de France indiqué dans la convocation.

12.3.	Pour la validité des délibérations du conseil, le nombre des membres présents doit être au moins égal à la moitié des membres en fonction.

Les décisions du conseil d’administration sont prises à la majorité des voix des membres présents ou représentés ; en cas de partage des voix, celle du président est prépondérante.

12.4.

Un règlement intérieur éventuellement adopté par le conseil d’administration pourra prévoir, notamment, que seront réputés présents, pour le calcul du quorum et de la majorité, les administrateurs qui participent à la réunion du conseil par des moyens de télécommunication conformes à la réglementation en vigueur. Cette disposition n’est pas applicable pour l’adoption des décisions visées aux articles L. 232-1 et L. 232-16 du code de commerce.

12.5.	Chaque administrateur reçoit les informations nécessaires à l’accomplissement de sa mission et de son mandat et peut se faire communiquer tous les documents qu’il estime utiles.

12.6.

Tout administrateur peut donner, même par lettre, télégramme, courrier électronique ou télécopie, pouvoir à un autre administrateur de le représenter à une séance du conseil, mais chaque administrateur ne peut disposer au cours d’une séance que d’une seule procuration.

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12.7.	Le conseil d’administration peut également prendre par consultation écrite des administrateurs les décisions suivantes relevant des attributions propres du conseil d’administration :

•	nomination à titre provisoire de membres du conseil prévue à l’article L. 225-24 du code de commerce,

•	autorisation des cautions, avals et garanties prévue au dernier alinéa de l’article L. 225-35 du code de commerce,

•

décision prise sur délégation consentie par l’assemblée générale extraordinaire conformément au second alinéa de l’article L. 225-36 du code de commerce, de modifier les statuts pour les mettre en conformité avec les dispositions législatives et réglementaires,

•	convocation des assemblées générales des actionnaires, et

•	transfert du siège social dans le même département.

Lorsque la décision est prise par consultation écrite, le texte des résolutions proposées accompagné d’un bulletin de vote est adressé par le président à chaque membre du conseil d’administration par voie électronique (avec accusé de réception).

Les administrateurs disposent d’un délai de 3 jours ouvrés suivant la réception du texte des résolutions proposées et du bulletin de vote pour compléter et adresser au président par voie électronique (avec accusé de réception) le bulletin de vote, daté et signé, en cochant pour chaque résolution, une case unique correspondant au sens de son vote.

Si aucune ou plus d’une case ont été cochées pour une même résolution, le vote sera nul et ne sera pas pris en compte pour le calcul de la majorité.

Tout administrateur n’ayant pas fait parvenir sa réponse dans le délai ci-dessus sera considéré comme absent et sa voix ne sera donc pas prise en compte pour le calcul du quorum et de la majorité.

Pendant le délai de réponse, tout administrateur peut exiger de l’initiateur de la consultation toutes explications complémentaires.

Dans les cinq (5) jours ouvrés suivant la réception du dernier bulletin de vote, le président établit et date le procès-verbal des délibérations, auquel seront annexés les bulletins de vote et qui sera signé par le président et un administrateur ayant participé à la consultation écrite.

12.8.

Les copies ou extraits des délibérations du conseil d’administration sont valablement certifiés par le président du conseil d’administration, le directeur général, l’administrateur délégué temporairement dans les fonctions de président ou un fondé de pouvoir habilité à cet effet.

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ARTICLE 13 ~ POUVOIRS DU CONSEIL D’ADMINISTRATION

Le conseil d’administration détermine les orientations de l’activité de la société et veille à leur mise en œuvre. Sous réserve des pouvoirs expressément attribués aux assemblées d’actionnaires et dans la limite de l’objet social, il se saisit de toute question intéressant la bonne marche de la société et règle par ses délibérations les affaires qui la concernent.

Dans les rapports avec les tiers, la société est engagée même par les actes du conseil d’administration qui ne relèvent pas de l’objet social, exception faite des actes dont la société est en mesure de démontrer que le ou les tiers concernés savaient qu’ils dépassaient cet objet ou ne pouvaient l’ignorer compte tenu des circonstances, étant exclu que la seule publication des statuts suffise à constituer cette preuve.

Le conseil d’administration procède aux contrôles et vérifications qu’il juge opportuns.

En outre, le conseil d’administration exerce les pouvoirs spéciaux qui lui sont conférés par la loi.

ARTICLE 14 ~ DIRECTION GENERALE

14.1.1

La direction générale de la Société est assumée, sous sa responsabilité, soit par le président du conseil d’administration, soit par une autre personne physique nommée par le conseil d’administration et portant le titre de directeur général.

Le directeur général est investi des pouvoirs les plus étendus pour agir en toutes circonstances au nom de la société. Il exerce ses pouvoirs dans la limite de l’objet social et sous réserve des pouvoirs que la loi attribue expressément aux assemblées d’actionnaires et au conseil d’administration.

Le directeur général représente la société dans ses rapports avec les tiers. La société est engagée même par les actes du directeur général qui ne relèvent pas de l’objet social, exception faite des actes dont la société est en mesure de démontrer que le ou les tiers concernés savaient qu’ils dépassaient cet objet ou ne pouvaient l’ignorer compte tenu des circonstances, étant exclu que la seule publication des statuts suffise à constituer cette preuve.

14.1.2.

Le directeur général ne peut être âgé de plus de 75 ans. Si le directeur général atteignait cette limite d’âge, il serait réputé démissionnaire d’office. Son mandat se prolongerait cependant jusqu’à la réunion la plus proche du conseil d’administration, au cours de laquelle le nouveau directeur général serait nommé.

14.1.3.	Lorsque le directeur général a la qualité d’administrateur, la durée de ses fonctions ne peut excéder celle de son mandat d’administrateur.

Le conseil d’administration peut le révoquer à tout moment. Si la révocation est décidée sans juste motif, elle peut donner lieu à dommages et intérêts, sauf lorsque le directeur général assume par ailleurs les fonctions de président du conseil d’administration.

14.1.4.

Sur simple délibération prise à la majorité des voix des administrateurs présents ou représentés, le conseil d’administration choisit entre les deux modalités d’exercice de la direction générale visées au premier alinéa du paragraphe 14.1.1. Les actionnaires et les tiers sont informés de ce choix dans les conditions légales et réglementaires.

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Le choix du conseil d’administration ainsi effectué reste en vigueur jusqu’à décision contraire du conseil ou, au choix du conseil, pour la durée du mandat du directeur général.

Lorsque la direction générale de la société est assumée par le président du conseil d’administration, les dispositions applicables au directeur général lui sont applicables.

Conformément aux dispositions de l’article L. 706-43 du code de procédure pénale, le directeur général peut valablement déléguer à toute personne de son choix le pouvoir de représenter la société dans le cadre des poursuites pénales qui pourraient être engagées à l’encontre de celle-ci.

14.2.1.	Sur la proposition du directeur général, le conseil d’administration peut donner mandat à une ou plusieurs personnes physiques d’assister le directeur général en qualité de directeur général délégué.

En accord avec le directeur général, le conseil d’administration détermine l’étendue et la durée des pouvoirs conférés aux directeurs généraux délégués. Le conseil d’administration fixe leur rémunération. Lorsqu’un directeur général délégué a la qualité d’administrateur, la durée de ses fonctions ne peut excéder celle de son mandat d’administrateur.

Le nombre de directeurs généraux délégués ne peut être supérieur à cinq.

Le ou les directeurs généraux délégués sont révocables à tout moment par le conseil d’administration, sur proposition du directeur général. Si la révocation est décidée sans juste motif, elle peut donner lieu à dommages et intérêts.

Un directeur général délégué ne peut être âgé de plus de 75 ans. Si un directeur général délégué en fonction atteignait cette limite d’âge, il serait réputé démissionnaire d’office. Son mandat se prolongerait cependant jusqu’à la réunion la plus proche du conseil d’administration, au cours de laquelle un nouveau directeur général délégué pourrait éventuellement être nommé.

Lorsque le directeur général cesse ou est empêché d’exercer ses fonctions, le ou les directeurs généraux délégués conservent, sauf décision contraire du conseil d’administration, leurs fonctions et leurs attributions jusqu’à la nomination du nouveau directeur général.

Les directeurs généraux délégués disposent, à l’égard des tiers, des mêmes pouvoirs que le directeur général.

ARTICLE 15 ~ CONVENTIONS SOUMISES A AUTORISATION

15.1.	Les cautions, avals et garanties donnés par la société doivent être autorisées par le conseil d’administration dans les conditions prévues par la loi.

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15.2.

Toute convention intervenant directement ou par personne interposée entre la société et son directeur général, l’un de ses directeurs généraux délégués, l’un de ses administrateurs, l’un de ses actionnaires disposant d’une fraction des droits de vote supérieure à 10 % ou, s’il s’agit d’une société actionnaire, la société la contrôlant au sens de l’article L. 233-3 du code de commerce, doit être soumise à l’autorisation préalable du conseil d’administration.

Il en est de même des conventions auxquelles une des personnes visées à l’alinéa précédent est indirectement intéressée.

Sont également soumises à autorisation préalable les conventions intervenant entre la société et une entreprise, si le directeur général, l’un des directeurs généraux délégués ou l’un des administrateurs de la société est propriétaire, associé indéfiniment responsable, gérant, administrateur, membre du conseil de surveillance ou, de façon générale, dirigeant de cette entreprise.

L’autorisation préalable du conseil d’administration est délivrée dans les conditions prévues par la loi.

Les dispositions ci-dessus ne sont applicables ni aux conventions portant sur des opérations courantes et conclues à des conditions normales ni aux conventions conclues entre deux sociétés dont l’une détient, directement ou indirectement, la totalité du capital de l’autre, le cas échéant, déduction faite du nombre minimum d’actions requis pour satisfaire aux exigences de l’article 1832 du code civil ou des articles L. 225-1 et L. 226-1 du code de commerce.

ARTICLE 16 ~ CONVENTIONS INTERDITES

Il est interdit aux administrateurs autres que les personnes morales de contracter, sous quelque forme que ce soit, des emprunts auprès de la société, de se faire consentir par elle un découvert en compte courant ou autrement, et de faire cautionner ou avaliser par elle leurs engagements envers les tiers.

La même interdiction s’applique au directeur général, aux directeurs généraux délégués et aux représentants permanents des personnes morales administrateurs. Elle s’applique également aux conjoints, ascendants et descendants des personnes visées au présent article, ainsi qu’à toute personne interposée.

ARTICLE 17 ~ COMMISSAIRES AUX COMPTES

Le contrôle de la société est exercé, dans les conditions fixées par la loi, par un ou plusieurs commissaires aux comptes remplissant les conditions légales d’éligibilité. Lorsque les conditions légales sont réunies, la société doit désigner au moins deux commissaires aux comptes.

Chaque commissaire aux comptes est nommé par l’assemblée générale ordinaire.

L’assemblée générale ordinaire nomme, dans les cas prévus par la loi, un ou plusieurs commissaires aux comptes suppléants, appelés à remplacer les titulaires en cas de refus, d’empêchement, de démission ou de décès.

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Si l’assemblée générale ordinaire des actionnaires omet d’élire un commissaire aux comptes, tout actionnaire peut demander en justice qu’il en soit désigné un, le président du conseil d’administration dûment appelé. Le mandat du commissaire aux comptes ainsi désigné prend fin lorsque l’assemblée générale ordinaire des actionnaires nomme le ou les commissaires aux comptes.

ARTICLE 18 – ASSEMBLÉES GÉNÉRALES – QUORUM – VOTE – NOMBRE DE VOIX

Les assemblées générales sont convoquées et réunies dans les conditions fixées par la loi.

Lorsque la Société souhaite recourir à la convocation par télécommunication électronique aux lieu et place d’un envoi postal, elle doit préalablement recueillir l’accord des actionnaires intéressés qui lui indiquent leur adresse électronique.

Les réunions ont lieu au siège social ou en tout autre lieu précisé dans l’avis de convocation.

Le droit de participer aux assemblées est régi par les dispositions légales et réglementaires en vigueur et est notamment subordonné à l’inscription des titres au nom de l’actionnaire ou de l’intermédiaire inscrit pour son compte au deuxième (2ème) jour ouvré précédant l’assemblée à zéro heure, heure de Paris, soit dans les comptes de titres nominatifs tenus par la Société, soit dans les comptes de titres au porteur tenus par l’intermédiaire habilité.

L’actionnaire, à défaut d’assister personnellement à l’assemblée, peut choisir entre donner une procuration à un autre actionnaire, à son conjoint ou au partenaire avec lequel il a conclu un pacte civil de solidarité ou encore à toute personne de son choix, voter à distance ou adresser une procuration à la société sans indication de mandat, dans les conditions prévues par la loi et les règlements.

Le conseil d’administration peut organiser, dans les conditions prévues par la loi et les règlements en vigueur, la participation et le vote des actionnaires aux assemblées par visioconférence ou par des moyens de télécommunication, y compris internet, permettant leur identification. Si le conseil d’administration décide d’exercer cette faculté pour une assemblée donnée, il est fait état de cette décision du conseil dans l’avis de réunion et/ou de convocation. Les actionnaires participant aux assemblées par visioconférence ou par l’un quelconque des autres moyens de télécommunication visés ci-dessus, selon le choix du conseil d’administration, sont réputés présents pour le calcul du quorum et de la majorité. Les actionnaires qui utilisent, le formulaire électronique de vote proposé sur le site internet mis en place par le centralisateur de l’assemblée, sont réputés présents. La saisie et la signature du formulaire électronique peuvent être directement effectuées sur ce site grâce à un code identifiant et à un mot de passe. La procuration ou le vote ainsi exprimés avant l’assemblée par ce moyen électronique, ainsi que l’accusé de réception qui en est donné, seront considères comme des écrits non révocables et opposables à tous.

Les assemblées sont présidées par le président du conseil d’administration ou, en son absence, par le directeur général, par un directeur général délégué s’il est administrateur, ou par un administrateur spécialement délégué à cet effet par le conseil. A défaut, l’assemblée élit elle-même son président.

Les fonctions de scrutateurs sont remplies par les deux membres de l’assemblée présents et acceptant ces fonctions qui disposent du plus grand nombre de voix. Le bureau désigne le secrétaire, qui peut être choisi en dehors des actionnaires.

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Il est tenu une feuille de présence dans les conditions prévues par la loi.

L’assemblée générale ordinaire réunie sur première convocation ne délibère valablement que si les actionnaires présents ou représentés possèdent au moins le cinquième des actions ayant le droit de vote. L’assemblée générale ordinaire réunie sur deuxième convocation délibère valablement quel que soit le nombre d’actionnaires présents ou représentés.

Les délibérations de l’assemblée générale ordinaire sont prises à la majorité des voix exprimées par les actionnaires présents ou représentés. Les voix exprimées ne comprennent pas celles attachées aux actions pour lesquelles l’actionnaire n’a pas pris part au vote, s’est abstenu ou a voté blanc ou nul.

L’assemblée générale extraordinaire réunie sur première convocation ne délibère valablement que si les actionnaires présents ou représentés possèdent au moins le quart des actions ayant le droit de vote. L’assemblée générale extraordinaire réunie sur deuxième convocation ne délibère valablement que si les actionnaires présents ou représentés possèdent au moins le cinquième des actions ayant le droit de vote.

Les délibérations de l’assemblée générale extraordinaire sont prises à la majorité des deux tiers des voix exprimées par les actionnaires présents ou représentés. Les voix exprimées ne comprennent pas celles attachées aux actions pour lesquelles l’actionnaire n’a pas pris part au vote, s’est abstenu ou a voté blanc ou nul.

Les copies ou extraits des procès-verbaux de l’assemblée sont valablement certifiés par le président du conseil d’administration, par un administrateur exerçant les fonctions de directeur général ou de directeur général délégué ou par le secrétaire de l’assemblée.

Les assemblées générales ordinaires et extraordinaires exercent leurs pouvoirs respectifs dans les conditions prévues par la loi.

ARTICLE 19 ~ EXERCICE SOCIAL

Chaque exercice social a une durée d’une année qui commence le 1er janvier et s’achève le 31 décembre.

ARTICLE 20 ~ ASSEMBLEES SPECIALES

Les titulaires d’Actions A et d’Actions B sont consultés dans les conditions prévues par la loi sur les questions relevant spécifiquement de leur compétence.

Les titulaires d’Actions A se réunissent en assemblée spéciale pour voter sur toute modification de leurs droits. L’assemblée spéciale des titulaires d’Actions A ne peut valablement délibérer que si les actionnaires présents ou représentés détiennent au moins un tiers, sur première convocation, ou un cinquième, sur deuxième convocation, des Actions A. Dans le cas contraire, la deuxième assemblée peut être reportée à une date ne dépassant pas deux mois à compter de celle à laquelle elle avait été convoquée.

Les titulaires d’Actions B se réunissent en assemblée spéciale pour voter sur toute modification de leurs droits. L’assemblée spéciale des titulaires d’Actions B ne peut valablement délibérer que si les actionnaires présents ou représentés détiennent au moins un tiers, sur première convocation, ou un cinquième, sur deuxième convocation, des Actions B. Dans le cas contraire, la deuxième assemblée peut être reportée à une date ne dépassant pas deux mois à compter de celle à laquelle elle avait été convoquée.

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ARTICLE 21 ~ BENEFICES—RESERVE LEGALE

Sur le bénéfice de l’exercice social, diminué le cas échéant des pertes antérieures, il est obligatoirement fait un prélèvement d’au moins cinq pour cent (5%) affecté à la formation d’un fonds de réserve dit « réserve légale ». Ce prélèvement cesse d’être obligatoire lorsque le montant de la réserve légale atteint le dixième du capital social.

Le bénéfice distribuable est constitué par le bénéfice de l’exercice diminué des pertes antérieures et du prélèvement prévu à l’alinéa précédent, et augmenté du report bénéficiaire.

ARTICLE 22 ~ DIVIDENDES

S’il résulte des comptes de l’exercice, tels qu’approuvés par l’assemblée générale, l’existence d’un bénéfice distribuable, l’assemblée générale décide de l’inscrire à un ou plusieurs postes de réserve dont elle règle l’affectation ou l’emploi, de le reporter à nouveau ou de le distribuer sous forme de dividendes.

Après avoir constaté l’existence de réserves dont elle a la disposition, l’assemblée générale peut décider la distribution de sommes prélevées sur ces réserves. Dans ce cas, la décision indique expressément les postes de réserves sur lesquels ces prélèvements sont effectués. Toutefois, les dividendes sont prélevés en priorité sur le bénéfice distribuable de l’exercice.

Les modalités de mise en paiement des dividendes sont fixées par l’assemblée générale ou, à défaut, par le conseil d’administration.

Toutefois, la mise en paiement des dividendes doit avoir lieu dans le délai maximal de neuf mois après la clôture de l’exercice.

L’assemblée générale statuant sur les comptes de l’exercice peut accorder à chaque actionnaire, pour tout ou partie du dividende mis en distribution, une option entre le paiement du dividende en numéraire ou en actions.

De la même façon, l’assemblée générale ordinaire, statuant dans les conditions prévues à l’article L. 232-12 du code de commerce, peut accorder à chaque actionnaire un acompte sur dividendes et pour tout ou partie dudit acompte sur dividende, une option entre le paiement de l’acompte sur dividende en numéraire ou en actions.

L’offre de paiement en actions, le prix et les conditions d’émission des actions ainsi que la demande de paiement en actions et les conditions de réalisation de l’augmentation de capital sont régis par la loi et les règlements.

Lorsqu’un bilan établi au cours ou à la fin de l’exercice et certifié conforme par le ou les commissaires aux comptes fait apparaître que la société, depuis la clôture de l’exercice précédent, après constitution des amortissements et provisions nécessaires et déduction, s’il y a lieu, des pertes antérieures ainsi que des sommes à porter en réserve en application de la loi ou des présents statuts et compte tenu du report bénéficiaire, a réalisé un bénéfice, le conseil d’administration peut décider de distribuer des acomptes sur dividende avant l’approbation des comptes de l’exercice ainsi que d’en fixer le montant et la date de répartition. Le montant de ces acomptes ne peut excéder le montant du bénéfice défini au présent alinéa. Dans ce cas, le conseil d’administration ne pourra faire usage de l’option décrite aux alinéas ci-dessus.

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ARTICLE 23 ~ DISSOLUTION ANTICIPEE

L’assemblée générale extraordinaire peut, à toute époque, prononcer la dissolution anticipée de la société.

ARTICLE 24 ~ PERTE DE LA MOITIE DU CAPITAL SOCIAL

Si du fait des pertes constatées dans les documents comptables, les capitaux propres de la société deviennent inférieurs à la moitié du capital social, le conseil d’administration doit, dans les quatre mois de l’approbation des comptes ayant fait apparaître ces pertes, convoquer l’assemblée générale extraordinaire à l’effet de décider s’il y a lieu à dissolution anticipée de la société.

Si la dissolution n’est pas prononcée, le capital doit au plus tard à la clôture du deuxième exercice suivant celui au cours duquel la constatation des pertes est intervenue, sous réserve des dispositions légales relatives au capital minimum des sociétés anonymes, être réduit d’un montant au moins égal à celui des pertes qui n’ont pu être imputées sur les réserves, si dans ce délai les capitaux propres n’ont pas été reconstitués à concurrence d’une valeur au moins égale à la moitié du capital social.

A défaut de réunion de l’assemblée générale, comme dans le cas où cette assemblée n’a pu délibérer valablement, tout intéressé peut demander en justice la dissolution de la société.

ARTICLE 25 ~ EFFETS DE LA DISSOLUTION

La société est en liquidation dès l’instant de sa dissolution pour quelque cause que ce soit. Sa personnalité morale subsiste pour les besoins de la liquidation jusqu’à la clôture de celle-ci.

Pendant toute la durée de la liquidation, l’assemblée générale conserve les mêmes pouvoirs qu’au cours de l’existence de la société.

Les actions demeurent négociables jusqu’à la clôture de la liquidation.

La dissolution de la société ne produit ses effets à l’égard des tiers qu’à compter de la date à laquelle elle est publiée au registre du commerce et des sociétés.

ARTICLE 26 ~ NOMINATION DES LIQUIDATEURS—POUVOIRS

A l’expiration de la durée de la société ou en cas de dissolution anticipée, l’assemblée générale règle le mode de liquidation et nomme un ou plusieurs liquidateurs dont elle détermine les pouvoirs et qui exercent leurs fonctions conformément à la loi. La nomination des liquidateurs met fin aux fonctions des administrateurs, du président, du directeur général et des directeurs généraux délégués.

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ARTICLE 27 ~ LIQUIDATION—CLOTURE

Après extinction du passif, en ce compris les passifs financiers tels que la dette en cours, le solde de l’actif sera réparti de la façon suivante :

1.	en premier lieu, le paiement à tous les actionnaires d’un montant égal à la valeur nominale de leurs Actions ;

2.

puis, le solde éventuel sera réparti entre les titulaires d’Actions A et d’Actions B (ensemble les « Actions de Préférence ») jusqu’à concurrence d’un montant par Action de Préférence égal à son prix de souscription augmenté de tout dividende déclaré mais non payé attaché à ladite Action de Préférence (la « Préférence ») ;

étant précisé que dans l’hypothèse où le solde ne serait pas suffisant pour le paiement intégral de la Préférence aux titulaires d’Actions de Préférence, ledit solde serait réparti entre les titulaires d’Actions de Préférence au prorata du montant maximum que chacun d’eux aurait dû recevoir conformément à ce paragraphe 2 ;

3.

puis, le solde éventuel sera réparti entre les titulaires d’Actions Ordinaires, d’Actions A et d’Actions B au prorata du nombre d’Actions Ordinaires, d’Actions A et d’Actions B détenues par chacun d’eux,

étant précisé que chaque détenteur d’Actions A et d’Actions B aura le droit de demander que tout ou partie de ses Actions A et Actions B soient converties en Actions Ordinaires conformément à l’article 9.2 ci-dessus.

Les actionnaires sont convoqués en fin de liquidation pour statuer sur le compte définitif, sur le quitus de la gestion des liquidateurs et la décharge de leur mandat, et pour constater la clôture de la liquidation.

La clôture de la liquidation est publiée conformément à la loi.

ARTICLE 28 ~ NOTIFICATIONS

Toutes notifications prévues aux présents statuts devront être faites par courrier recommandé avec demande d’avis de réception ou par acte extrajudiciaire. Simultanément, un double de la notification devra être envoyé à son destinataire par courrier simple.

—ooOoo—

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Schedule 5

Reserved Matters

1.

Winding-up: any proposal to wind up any member of the Company Group or other proceeding seeking liquidation, administration (whether out of court or otherwise), reorganisation, readjustment or other relief under any bankruptcy, insolvency or similar applicable Law or the consent by any member of the Company Group to a decree or order for relief or any filing of a petition, application or document under such applicable Law or to the appointment of a trustee, receiver, administrator (whether out of court or otherwise) or liquidator.

2.

Changes in share capital: issuing any shares in the Company that would rank pari passu with or ahead of the Convertible Preferred Shares on a distribution or return of capital on a winding-up of the Company or issuing (or selling from treasury) any Share Instruments without the benefit of the pre-emptive rights contemplated by Clause 9 (Anti-Dilution).

3.	Dividends: the Company declaring or paying any dividend or distribution (including a repurchase or redemption of any shares in the capital of the Company).

4.

Borrowings: any member of the Company Group repaying any indebtedness before such repayment is due (i.e. as it falls due in the ordinary course of business), provided that the Company Group shall not be restricted from repaying any indebtedness incurred in the ordinary course of business to the extent the Company Group, acting in good faith, deems such early repayment necessary and such early repayment relates solely to operational liabilities.

5.

Disposals: disposing of any business, material assets or shares in any member of the Company Group (whether in a single transaction or series of transactions) where either: such disposal concerns any gene editing tools (including without limitation TALEN and/or TALEB technologies) or any manufacturing capabilities.

6.

Intellectual Property Rights: with respect to the Company Group IPR, (i) selling, assigning, licensing, sublicensing, encumbering, impairing, abandoning, transferring or otherwise disposing of any such IPR where the transaction value exceeds [***] of the average market capitalisation of the Company during the [***] period preceding [***], or where such transactions concern [***], (ii) not using reasonable best efforts to file and prosecute any pending Patent or Trademark applications included in the Company Group IPR, and (iii) disclosing or otherwise making available or accessible any material confidential Trade Secrets included in the Company Group IPR to any person or entity who is not subject to a written agreement to maintain the confidentiality of such Trade Secrets.

7.	Entering into of any agreement (conditional or otherwise) to do any of the foregoing.

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Schedule 6

Form of Irrevocable Undertaking

Cellectis S.A.

For the Attention of André Choulika,

8, rue de la Croix Jarry, 75013 Paris, France

[•], [•] 2023

Re. Letter-Agreement related to the investment of AstraZeneca into Cellectis S.A.1

Dear Sir,

Further to our recent discussions on the contemplated investment (the Transaction) by AstraZeneca Holdings B.V., a company organised and existing under the laws of the Netherlands, having its registered office at Prinses Beatrixlaan 582, 2595 BM, The Hague, the Netherlands, and registered with the Dutch Chamber of Commerce under number 24179427 (AstraZeneca) in Cellectis, a société anonyme incorporated under the laws of the Republic of France and registered at the Paris Registre du Commerce et des Sociétés under number 428 859 052, having its registered office at 8, rue de la Croix Jarry, 75013 Paris, France (the Company), we note that AstraZeneca has emphasised the opportunity of carrying out the Transaction [to accelerate the Company’s strategic roadmap, as described in the press release dated [•] 2023 attached as Annex 1]2.

We have reviewed the information regarding such contemplated Transaction contained in the Memorandum of Understanding dated November 1, 2023 (the MoU) and the agreed form of the Subsequent Investment Agreement between AstraZeneca and the Company (the SIA) (together the Documentation, as set out in Annex 2). We have also reviewed the Joint Research and Collaboration Agreement between the Company and an affiliate of AstraZeneca with respect to a joint collaboration to research, develop, manufacture and commercialise up to ten (10) novel cell and gene therapy candidate products dated [•] 2023 and the Initial Investment Agreement between AstraZeneca and the Company for the issuance by the Company, and the subscription by AstraZeneca, of sixteen million (16,000,000) Ordinary Shares, which completed on [•] 2023.

We understand, following the Company’s board of directors’ decision of [•] 2023, that the Transaction will be carried out in the best interest of the Company’s shareholders, clients and employees, and more generally their stakeholders. We have also noted that the Company’s works council rendered a [positive] opinion on the Transaction on [•] 2023.

Considering and based upon the above, we are pleased to confirm that, in our capacity as shareholder, we fully support the Transaction.

[1]	Note to draft: letter-agreement to be adjusted if the shareholder is an individual.
[2]	Note to draft: to be adjusted according to final content of the press release.

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Accordingly and subject to (i) the Transaction presented to us not being materially modified or altered in any way adverse to us compared to the Documentation (and in particular, the structure of the securities issuances not being renegotiated in an adverse way) and (ii) the resolutions (the Resolutions) on which our vote is required during the shareholders’ meeting of the Company to be convened for the purpose of the Transaction (the Shareholders’ Meeting) being strictly required for the implementation of the Transaction in accordance with the SIA, we undertake to:

a)

remain a shareholder of the Company and will not transfer directly or indirectly, in any manner whatsoever, any of the [•] Company’s shares we hold at the date hereof (the Company Shares) and acquire following the date hereof or take any action which would or might restrict or impede us from performing the undertakings in this letter or which might otherwise frustrate the Transaction until the earlier of (i) the Longstop Date and closing of the SIA;

b)	vote in favour of all resolutions proposed in respect of the Transaction, including the Resolutions at the Shareholders’ Meeting as set forth in Schedule 4 of the SIA:

(i)	a resolution regarding the appointment of AstraZeneca or AstraZeneca nominees as the Company’s directors;

(ii)	a resolution regarding (x) the creation of a new class of convertible preferred shares under the terms of the SIA and (y) the corresponding amendment of the Company’s by-laws; and

(iii)	a resolution regarding the issuance of convertible preferred shares to the benefit of AstraZeneca, for a total subscription price of €[•], as described in the SIA; and

c)

[as long as we have a representative within the Company’s board of directors, and always subject to compliance with applicable laws and fiduciary duties, will cause such representative to vote at the Company’s board of directors and committees of which it is a member in favor of any decision necessary or desirable to the implementation of the Transaction until the last Company board of directors contemplated for the closing of the Transaction.]

We also represent and warrant to AstraZeneca, such representation and warranty to be valid on the date hereof [and on the date of the Shareholders’ Meeting], that [shareholder] has full and valid ownership of, and sole and marketable title to, the Company Shares and has the power to exercise the voting rights attached to such Company Shares.

In such context, the Company undertakes to inform us of the timetable of the Shareholders’ Meeting and the completion date and main terms of the aforementioned securities’ issuances.

We consent to the inclusion of references to us and the particulars of this letter being included in any public announcement by AstraZeneca and/or the Company in connection with the Transaction.

This letter is governed by French law. Any dispute arising out of or in connection therewith, including disputes about its validity, interpretation or execution, which is not amicably resolved, will be subject to the competent courts within the jurisdiction of the Paris Court of Appeal.

Subject to AstraZeneca’s prior and irrevocable approval of the aforementioned provisions relating to the applicable law and jurisdiction, we hereby authorize you to share this letter-agreement with it, as third-party beneficiaries, in order to show our commitment to the success of the Transaction.

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The present voting undertaking will automatically become null and void on the Longstop Date (as defined in the SIA) or in the event AstraZeneca and the Company decide to terminate the Transaction prior to such date.

Yours sincerely,

[Remainder of the page intentionally left blank; Signatures on next page]

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[Shareholder]
By:

For acceptance:

Cellectis S.A.
By:

AstraZeneca Holdings B.V.
By:

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Annex 1

Draft press release

51

Annex 2

Documentation

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Schedule 7

Definitions and Interpretation

1.	Definitions

In this Agreement, the following words and expressions shall have the following meanings:

Accounts means the audited consolidated financial statements of the Company Group for the financial years ended 31 December 2020, 31 December 2021 and 31 December 2022 published by the Company on form 20-F and the unaudited consolidated financial statements of the Company Group for the six (6) months ended 30 June 2023 published by the Company on form 6-K;

Affiliate means with respect to a Party, any Person that Controls, is Controlled by or is under common Control with the Party;

Agreed Form means, in relation to a document, the form of that document which has been initialled for the purpose of identification by or on behalf of the Company and the Investor (in each case with such amendments as may be agreed by them or on their behalf);

Agreements and Instruments has the meaning given to it in paragraph 3.2 of Schedule 1 (Company Warranties);

Anti-Money Laundering Laws has the meaning given to it in paragraph 3.7 of Schedule 1 (Company Warranties);

Arbitration Notice has the meaning given to it in Clause 29.1 (Dispute resolution);

Arbitrators has the meaning given to it in Clause 29.2(a) (Arbitration Procedure);

Balo has the meaning given to it in Clause 4.6(c)

Board means the board of directors of the Company;

Board Resolutions means the Board resolutions necessary to enable the Company to implement the Proposed Transaction in the Agreed Form;

Board Meeting means a meeting of the Board;

Bookbuilt Offering has the meaning given to it in Clause 13.3(a);

Bookrunner has the meaning given to it in Clause 13.3(a);

Business Day means a day other than a Saturday or Sunday or public holiday in England and Wales on which banks are open in England and Wales, Paris, the Netherlands and New York for general commercial business;

Change of Control means any transfer resulting, directly or indirectly, in the change of the Company’s control (i.e., fifty (50) per cent of the share capital of the Company (on a non-diluted basis)) to the benefit of (i) any shareholder(s) or (ii) third party(ies) acting alone or in concert with others (as defined in article L. 233-10 of the French Commercial Code);

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Change of Control Notification has the meaning given to it in paragraph 10.6;

Clearances means all authorisations, orders, grants, consents, clearances, permissions, and approvals, and all expirations, lapses, and terminations of any required waiting periods (including extensions thereof), in each case under the applicable Laws of any Governmental Entity with jurisdiction to review the Investment as contemplated under this Agreement. For avoidance of doubt, written confirmation by the UK Competition and Markets Authority (CMA) that the CMA does not intend to request further information or open an investigation in relation to the Investment and/or any subsequent subscriptions shall constitute Clearance; or if the CMA opens an investigation (including, for the avoidance of doubt, in circumstances where the CMA has previously indicated that it has no further questions), Clearance shall mean the CMA’s written confirmation that the Investment and/or any subsequent subscriptions or any matters arising therefrom would not give rise to a substantial lessening of competition, either without any undertakings or orders, or may proceed subject to the giving of such undertakings by the Investor (in its sole discretion);

Closing Conditions means the conditions set out at Clause 4.1(a)—(h);

Closing Date has the meaning given to it in Clause 5.1;

Closing means completion of the subscription of the Convertible Preferred Shares in accordance with the provisions of this Agreement;

Company means Cellectis, a société anonyme incorporated under the laws of the Republic of France and registered at the Paris Registre du Commerce et des Sociétés under number 428 859 052, having its registered office at 8, rue de la Croix Jarry, 75013 Paris, France;

Company Break Payment has the meaning given to it in Clause 8.5;

Company Group IPR means all Owned IPR and Licensed IPR;

Company Group means the Company and its controlled Affiliates from time to time;

Company Products [***];

Company Resolutions means the shareholder resolutions necessary to enable the Company to implement the Proposed Transaction in the Agreed Form set out in Schedule 4 (Company Resolutions);

Company Shareholder Approval Condition has the meaning given to it in Clause 4.1(a);

Company Shareholder Meeting means any meeting of the Company’s shareholders (and any adjournment of the meeting) to consider and, if thought fit, approve the Company Resolutions;

Company Warranties means the warranties given pursuant to Clause 6 and set out in Schedule 1 (Company Warranties), and Company Warranty means any of them;

Company’s Bank Account means the Company’s bank account at [***]; account name: [***]; account number: [***]; sort code: [***]; IBAN: [***] (or such other account(s) as the Company may notify to the Investor in a timely fashion);

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Company’s Counsel means Jones Day;

Confidential Information has the meaning given to it in Clause 16.1;

Connected Persons means in relation to a Party, the officers, employees, agents and advisers of that Party or any of its Affiliates;

Constitutional Documents means with respect to an entity its memorandum and articles of association, by laws or equivalent constitutional documents;

Control means: (i) to possess, directly or indirectly, the power to direct the management or policies of a Person, whether through ownership of voting securities or by contract relating to voting rights or corporate governance, or (ii) to own, directly or indirectly, fifty per cent (50%) or more of the outstanding voting securities or other ownership interest of such Person, or (iii) in the case of a partnership, control of the general partner;

Conversion Notice has the meaning given to it in Clause 1.3;

Convertible Preferred Shares means the Series A Convertible Preferred Shares and the Series B Convertible Preferred Shares;

Cyber Attack means:

(a)

an illegal or malicious attempt to harm any part of one or more of the Company’s IT Systems and data or the information contained in or transiting through it (whether using malicious code or any other form of system infiltration or otherwise); and/or

(b)

access by or instigated by an unauthorised person(s), regardless of whether such person is a third party or is connected the Company, to any part of the IT Systems and data referred to in paragraph (a) above for deliberate or malicious exploitation or intent so as to compromise security, access, stability or integrity (includes external and insider threats;

Data Security Incident means a breach of security leading to the accidental or unlawful destruction, loss, alteration, unauthorised disclosure of, or access to, personal data transmitted, stored or otherwise processed, including:

(a)

a discovery that there is a vulnerability in any technological measure used to protect any personal data that has previously been subject to a breach within the scope of paragraph (i), which may result in exploitation or exposure of that personal data; and/or

(b)	any defect or vulnerability with the potential to impact the ongoing resilience, security and/or integrity of systems processing personal data;

Default Interest means an annual rate equal to the lesser of (i) two (2) per cent above the Reference Rate, and (ii) the maximum rate permitted under Applicable Law;

Deposit Agreement means the Deposit Agreement by and among the Company and Citibank N.A., as depositary, and beneficial owners of American Depositary Shares, dated as of March 30, 2015, as such agreement may be amended or supplemented;

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Depositary Agent means Citibank N.A., as Depositary under the Deposit Agreement, with an address of 388 Greenwich Street, New York, NY 10013, and any successor depositary of the Company;

Disclosed means fairly and specifically disclosed in the Disclosure Letter;

Disclosure Letter means the disclosure letter from the Company to the Investor dated the date of the MOU;

Disclosure Requirements means the European Disclosure Requirements and the US Disclosure Requirements;

Dispute has the meaning given to it in Clause 29.1 (Dispute resolution);

EIB means the European Investment Bank;

EIB Facility means the loan agreement dated 28 December 2022 between the Company (as borrower) and the EIB (as lender);

Effectiveness Deadline has the meaning given to it in Clause 13.1;

EMA means the European Medicines Agency and any successor entity thereto;

Employees means the employees of the members of the Company Group immediately prior to Closing;

Environmental Laws has the meaning given to it in paragraph 15.1 of Schedule 1 (Company Warranties);

Euronext Growth means the Euronext Growth market of Euronext Paris;

European Disclosure Requirements has the meaning given to it paragraph 4.1 of Schedule 1 (Company Warranties);

Event has the meaning given to it in the definition of Material Adverse Change in Schedule 7 (Definitions and Interpretation);

Excepted IP Agreements [***];

Exchange Act means the US Securities Exchange Act of 1934, as amended;

Exchange Rate means the euro/dollar (or other currencies as applicable) exchange rate as available on Bloomberg’s website at 5:00pm London time on the relevant day;

Excluded Events means:

(a)	changes in general conditions in the industries in which the members of the Company Group operate;

(b)	changes in general political, economic, financial, regulatory or market conditions;

(c)	acts of civil unrest, civil disobedience, riots, looting, war, hostilities, military activity, terrorism, sanction, embargo or other calamity or crisis;

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(d)	epidemics, pandemics, earthquakes, floods, tsunamis, hurricanes, volcanos, fires, tornadoes or other natural disasters;

(e)	changes in law or regulation;

(f)	acts or omissions of any member of the Company Group at the written request or with the written consent of the Investor or of an Investor’s Affiliate; and

(g)

transactions contemplated by this Agreement or any Transaction Document including changes in control resulting from any such transaction, Events which are the subject of an indemnity in this Agreement or a Transaction Document and any matter that is Disclosed, provided always that an Event in paragraphs (a) to (e) shall not constitute an Excluded Event if, whether alone or in combination with any other Event(s), it has a disproportionate adverse effect on the members of the Company Group taken as a whole as compared to other participants taken as a whole in the industry in which the members of the Company Group operate, in which case: (i) the whole of the disproportionate adverse effect of such Event or combination of Events may be taken into account; and (ii) the fact that an Event (or any effects of such Event) may also fall within one or more of paragraphs (f) or (g) is not relevant for this purpose;

Executive Officer has the meaning given to it in Clause 29.1 (Dispute resolution);

FDA means the U.S. Food and Drug Administration or any successor agency thereto;

Filing Deadline has the meaning given to it in Clause 13.1;

Financial Debt means all borrowings and other indebtedness by way of overdraft, acceptance credit or similar facilities, loan stocks, bonds, debentures, notes, debt or inventory financing, finance leases or sale and lease back arrangements or any other arrangements the purpose of which is to borrow money, together with forex, interest rate or other swaps, hedging obligations, bills of exchange, recourse obligations on factored debts and obligations under other derivative instruments;

Financial Year has the meaning given to it in Clause 11.2(b)(i);

French FDI Condition has the meaning given to it in Clause 4.1(b);

French Ministry of Economy and Finance means the ministère de l’Economie des Finances et de la Souveraineté industrielle et numérique of France, through the French Treasury (Direction Générale du Trésor);

FSLI has the meaning given to it in Clause 11.3(a)(ii)(B)(I);

Governmental Entity means any supra-national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, administrative, executive, judicial, legislative, regulatory, licensing, competition, tax, importing or other governmental or quasi-governmental authority, including the European Union and any Tax Authority;

Governmental Licenses has the meaning given to it in paragraph 3.1 of Schedule 1 (Company Warranties);

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Hazardous Materials has the meaning given to it in paragraph 15.1 of Schedule 1 (Company Warranties);

Healthcare Laws has the meaning given to it in paragraph 18.1 of Schedule 1 (Company Warranties);

HHS means the United States Department of Health and Human Services;

HIPAA has the meaning given to it in paragraph 18.1 of Schedule 1 (Company Warranties);

ICC has the meaning given to it in Clause 29.2(a) (Arbitration Procedure);

ICC Rules has the meaning given to it in Clause 29.2(a) (Arbitration Procedure);

IFRS means International Financial Reporting Standards, as issued by the International Accounting Standards Board;

Initial Investment has the meaning given to it in Recital (G);

Initial Investment Agreement means the initial investment agreement entered into on November 1, 2023 between the Parties;

Intellectual Property Rights or IPR means all intellectual property and similar proprietary rights in any jurisdiction, including (a) all registered, unregistered and pending: (i) Patents; (ii) Trademarks, internet domain names and URLs and all registrations and applications therefor, and the goodwill symbolized thereby; and (iii) copyrights, and all registrations and applications therefor; and (b) all (i) Trade Secrets; (ii) websites and webpages and related items, and all intellectual property and proprietary rights incorporated therein; and (iii) other intellectual property and proprietary rights, including inventions, works of authorship, rights of publicity, privacy, moral rights and rights of attribution;

Intention Notice has the meaning given to it in Clause 1.3;

Investment has the meaning given to it in Clause 1.1;

Investment Price has the meaning given to it in Clause 1.1;

Investor means AstraZeneca Holdings B.V., a company organised and existing under the laws of the Netherlands, having its registered office at Prinses Beatrixlaan 582, 2595 BM, The Hague, the Netherlands, and registered with the Dutch Chamber of Commerce under number 24179427;

Investor Break Payment has the meaning given to it in Clause 8.6;

Investor Director means(i) the Investor appointed as director with the designation of a permanent representative to attend Board Meetings on behalf of the Investor or (ii) any individual appointed as director upon the proposal of the Investor pursuant to Clauses 12.1;

Investor Group means the Investor and its Affiliates from time to time;

Investor Securities means the Series A Convertible Preferred Shares and the Series B Convertible to be issued and subscribed pursuant to Clause 1.1;

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Investor Warranties means the warranties given pursuant to Clause 7 and set out in Schedule 2 (Investor Warranties), and Investor Warranty means any of them;

Investor’s Bank Account means (i) for USD receipts, the Investor’s bank account at [***]; account holder [***]; account number [***]; BIC [***]; (ii) for EUR receipts, the Investor’s bank account at [***]; account holder [***]; account number [***]; BIC [***]; and (iii) for any other currency, such bank account notified by the Investor following a request from the Company five (5) Business Days in advance of any payment (or in each case, such other account(s) as the Investor may notify to the Company in a timely fashion);

Investor’s Counsel means Freshfields Bruckhaus Deringer LLP;

IT Systems means the information and communications technologies used by the Company Group, including hardware, software, networks and associated documentation;

Joint Research and Collaboration Agreement means the joint research and collaboration agreement entered into on November 1, 2023 between the Company and AstraZeneca Ireland Limited;

Key Company Warranties means the Company Warranties set out in paragraphs 1, 2.3 and 3.2 of Schedule 1 (Company Warranties), and Key Company Warranty means any of them;

Key Investor Warranties means the Investor Warranties set out in paragraphs 1, 2, 3 and 7 of Schedule 2 (Investor Warranties), and Key Investor Warranty means any of them;

Late Payment Business Day means any day which is not in the United States of America a Saturday, a Sunday, a legal holiday or a day on which banking institutions are closed;

Law means any statute, law, rule, regulation, guideline, ordinance, code, policy or rule of common law issued, administered or enforced by any Governmental Entity, or any judicial or administrative interpretation thereof;

Licensed IPR means all IPR that is licensed to the Company Group;

[***] has the meaning given to it in Clause 3.5(c);

Longstop Date means [date that is six (6) months from the date of this Agreement], as the same may be extended in writing by the Parties;

Material Adverse Change [***];

Material Assets means any tangible asset (machinery or equipment owned, licensed or used by the Company Group in connection with its business) with a book value in the audited Accounts for the year ended [***] of [***] or more, but does not include any of the Properties;

Material Contracts has the meaning given to it in paragraph 10.1 of Schedule 1 (Company Warranties);

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Meeting Notice has the meaning given to it in Clause 4.6;

MOU has the meaning given to it in Recital (B);

Opt-Out Notice has the meaning given to it in Clause 13.5;

Ordinary Shares means ordinary shares (actions ordinaires) of the Company as defined in the revised Company’s articles of association as set out in Schedule 4 (Company Resolutions) and for the purposes of Clause 13, includes American Depositary Shares representing such ordinary shares;

Owned IPR means all IPR owned by the Company Group, including any IPR that is jointly owned with another person or entity;

P&L has the meaning given to it in Clause 11.2(a)(i)(B);

Patents means patents (including utility, utility model, plant and design patents, and certificates of invention), filed and pending patent applications (including original, priority, continuing (in whole or part), divisional, reissue, renewal, substitution and re-examination applications) and any pending or granted term extensions (including patent term extension applications and supplementary protection certificates) or other governmental action which provides rights beyond the original expiration date of any of the foregoing;

Permitted Third Party Rights means any (a) Third Party Right for Taxes (i) not yet due and delinquent or (ii) being contested in good faith and for which adequate reserves have been established and shown on the Company Group’s balance sheet, (b) Third Party Rights of landlords, carriers, warehousemen, workmen, repairmen, mechanics, materialmen and similar Third Party Rights arising in the ordinary course of business and not incurred in connection with the borrowing of money, (c) restrictions, easements, covenants, reservations, rights of way or other similar matters of title to leased real property that do not materially impair the use or operation of the property subject thereto, (d) zoning ordinances, restrictions, prohibitions and other requirements imposed by any Governmental Entity, (e) non-exclusive licences of IPR entered into by the Company Group in the ordinary course of business, or (f) non-exclusive rights granted by the Company Group to service providers pursuant to any fee-for-service agreement entered into in the ordinary course of business, and (g) Third Party Rights that do not materially impair the use or operation of the property subject thereto;

Person means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, incorporated association, joint venture or similar entity or organization, including a government or political subdivision, department or agency of a government;

Personal Data has the meaning given to it in paragraph 12.12 of Schedule 1 (Company Warranties);

Piggyback Registration has the meaning given to it in Clause 13.4(a);

Piggyback Shelf Registration Statement has the meaning given to it in Clause 13.4(a);

Preparatory Documents has the meaning given to it in Clause 4.6(d);

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Properties means the following property interests of the Company Group:

(a)	The premises located at 2500 – 2540 Sumner Boulevard, Raleig, North Carolina 27616, [***];

(b)	The premises located at 430 East 29th Street, New York, New York, 10016, leased by Cellectis, Inc. [***]; and

(c)	The premises located at Paris Biopark, [***].

Proposed Transaction has the meaning given to it in Recital (A);

Quarter End has the meaning given to it in Clause 11.2(a)(i);

Quarter Period has the meaning given to it in Clause 11.2(a)(i);

Reference Rate means the greater of (i) the Federal Open Market Committee’s upper bound federal funds rate, initially set on the day a payment is due and reset on the first Late Payment Business Day every month; and (ii) zero;

Registered Licenced IPR has the meaning given to it in paragraph 12.3 of Schedule 1 (Company Warranties);

Registered Owned IPR has the meaning given to it in paragraph 12.3 of Schedule 1 (Company Warranties);

Registrable Securities means the Ordinary Shares issuable upon the conversion of the Convertible Preferred Shares to be acquired by the Investor pursuant to this Agreement and the Ordinary Shares acquired by the Investor pursuant to the Initial Investment Agreement, provided that such Ordinary Shares shall cease to be Registrable Securities upon the earlier of (i) any sale, transfer, disposition or exchange of such Ordinary Shares to a Person other than the Investor or an Affiliate of the Investor and (ii) the date on which such Ordinary Shares may be sold without restriction pursuant to Rule 144 under the Securities Act and without limitations on the volume or manner of sale thereof;

Registration Period has the meaning given to it in Clause 13.2(a);

Registration Statement has the meaning given to it in Clause 13.1;

Regulatory Authorities has the meaning given to it in paragraph 3.1 of Schedule 1 (Company Warranties);

Regulatory Clearances has the meaning given to it in Clause 4.1(c) and Regulatory Clearance means any of them;

Representatives means, in relation to a Party, its respective Affiliates and the directors, officers, employees, agents, advisers, accountants and consultants of that Party and/or of its respective Affiliates;

Requisite Waivers means, each on terms reasonably acceptable to the Investor and to the extent not already obtained prior to the date of this Agreement:

(a)	a waiver [***];

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(b)	a waiver [***];

(c)	a waiver [***];

(d)	a waiver [***];

(e)	a waiver [***]; and

(f)	a waiver [***].

Reserved Matters means the matters listed in Schedule 5 (Reserved Matters) to this Agreement, and Reserved Matter means any of them;

Sanctions has the meaning given to it in paragraph 3.3 of Schedule 1 (Company Warranties);

Sanctioned Country has the meaning given to it in paragraph 3.3 of Schedule 1 (Company Warranties);

Sarbanes-Oxley means the Sarbanes-Oxley Act 2002 as amended from time to time;

SEC means the U.S. Securities and Exchange Commission;

SEC Reports has the meaning given to it in paragraph 4.3 of Schedule 1 (Company Warranties);

Securities Act means US Securities Act of 1933, as amended;

Security Incident means:

(a)	any information security incident or any event or incident having an actual adverse effect on any element of the security of the IT Systems of the Company;

(b)	any reasonably suspected event or incident or “near miss” incident;

(c)	any event or incident involving any breach of security leading to a loss of data; or

(d)

any event or incident which involves the compromise of confidentiality, integrity and/or availability of information of data, including: (i) a Data Security Incident; (ii) a Cyber Attack; (iii) a discovery that there is a vulnerability in any technological measure used to protect any data that has previously been subject to any such event, which may result in exploitation or exposure of that data; (iv) any defect or vulnerability with the potential to impact the ongoing resilience, security and/or integrity of the IT Systems; (v) any other unauthorised use of or access to any part of an IT Systems and/or data; and/or (vi) any damage, destruction, corruption or alteration of any data;

Selling Expenses has the meaning given to it in Clause 13.8(a);

Series A Convertible Preferred Shares means the series A preferred shares (actions de préférence de catégorie A) of the Company as defined in the revised Company’s articles of association as set out in Schedule 4 (Company Resolutions);

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Series B Convertible Preferred Shares means the series B preferred shares (actions de préférence de catégorie B) of the Company as defined in the revised Company’s articles of association as set out in Schedule 4 (Company Resolutions);

Share Capital Increase Bank Account means the Company’s bank account to be opened for the purpose of the share capital increase and the issuance of Convertible Preferred Shares to the benefit of the Investor at [•];

Share Instrument means any share in any member of the Company Group (including any Ordinary Shares and Convertible Preferred Shares) or any similar instrument providing the holder with any right to dividends or distributions declared and paid by such company or any right (exercisable now or in the future and whether contingent or not) to call for the allotment of or that is convertible into such shares or instruments, including bons de souscription d’actions, provided that Share Instruments shall exclude (i) securities of the Company issued or issuable in connection with, or upon the exercise of, options, warrants, or other awards granted or to be granted to directors, officers, employees, or consultants of members of the Company Group pursuant to the Company’s equity incentive plans in effect from time to time, (ii) the issuance of warrants pursuant to the terms of the EIB Facility and any Ordinary Shares issuable in respect of such warrants, (iii) securities issued as a result of any stock split, stock dividend, reclassification or reorganization or similar event with respect to all outstanding Ordinary Shares; (iv) Ordinary Shares issued upon conversion of the Convertible Preferred Shares; (v) securities issued as consideration for the purchase of stock or assets in any acquisition, merger, joint venture, partnership or other strategic alliance; and (vi) securities issued to any other member of the Company Group, provided that such issuance does not include securities issued to any person that is not a member of the Company Group;

Shareholding Period has the meaning given to it in Clause 9.1;

Shares and Voting Rights means the total number of shares and voting rights in the Company (including Ordinary Shares and Convertible Preferred Shares) as set out in the monthly information published by the Company pursuant to Article 223-16 of the AMF General Regulations;

Special Benefits Appraiser means the special benefits appraiser (commissaire aux avantages particulier) to be appointed for the purpose of the creation and the issuance of the Convertible Preferred Shares;

Specified Employee means the members of the executive committee and their direct reports;

Subsidiary means any company of which the Company holds directly or indirectly more than 50 per cent of the share capital as at the date of this Agreement;

Surviving Provisions means Clauses 13.6 (Indemnification), 15 (Announcements), 16 (Confidentiality), 17 (Assignment), 19 (Costs), 20 (Notices), 21 (Conflict with other Agreements), 22 (Whole Agreement), 23 (Waivers, Rights and Remedies), 26 (Variations), 27 (Invalidity), 28 (Governing Law), 29 (Dispute resolution) and Schedule 7 (Definitions and Interpretation);

Suspension Event has the meaning given to it in Clause 13.5;

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Tax Authority means any taxing or other authority (in any jurisdiction) competent to impose any Tax liability, or assess or collect any Tax;

Tax means (a) taxes on gross or net income, profits and gains, and (b) all other taxes, levies, duties, imposts, charges and withholdings of any nature, including any excise, property, wealth, capital, value added, sales, use, occupation, transfer, franchise and payroll taxes (including national insurance or social security contributions), the clawback or other recovery of any credit or other amount previously paid by a Tax Authority, and any payment which the relevant person may be or become bound to make to any person as a result of the discharge by that person of any tax which the relevant person has failed to discharge, together with all penalties, charges, fees and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them, and regardless of whether such taxes, levies, duties, imposts, charges, withholdings, penalties and interest are chargeable directly or primarily against or attributable directly or primarily to the relevant person or any other person and of whether any amount in respect of them is recoverable from any other person;

Third Party Right means any interest or equity of any person (including any right to acquire, option or right of pre-emption or conversion) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement, or any agreement to create any of the above;

Trade Secrets means any trade secrets, confidential unpatented or unpatentable inventions, processes, formulae, developments, discoveries, technology, biological materials (including cell lines and compounds), molecules, compositions, probes, sequences, technical information, data, methods, models, bioassays, clones, protocols, reagents, experiments, lab results, test, know-how, concepts, ideas, research and development, business plans, strategies or other confidential or proprietary information or materials;

Trademark means any trademark, service mark, trade name, trade dress, certification mark, distinguishing guise, logo, slogan, design right, corporate name, right in business or get-up or other source or business identifier (in each case, whether or not registered) and any registration, application, renewal or extension of any of the foregoing and any goodwill symbolised by or associated with any of the foregoing;

Transaction Documents means this Agreement, the Joint Research and Collaboration Agreement, the Initial Investment Agreement and any other documents in the Agreed Form;

Transaction Securities means the Investor Securities and the Ordinary Shares issuable upon the conversion of the Investor Securities;

Transfer Agent has the meaning given to it in Clause 13.7;

Unconditional Date has the meaning given to it in Clause 4.4;

US Disclosure Requirements has the meaning given to it in paragraph 4.1 of Schedule 1 (Company Warranties);

Warranties means the warranties given pursuant to Clause 6 and set out in Schedule 1 (Company Warranties), and Warranty means any of them;

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Works Council has the meaning given to it in Recital (B); and

Year End has the meaning given to it in Clause 11.2(b)(i).

2.	Interpretation

In this Agreement, unless the context otherwise requires:

(a)

references to a person include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representative body (whether or not having separate legal personality);

(b)	references to a paragraph, Clause or Schedule shall refer to those of this Agreement unless stated otherwise;

(c)	headings do not affect the interpretation of this Agreement; the singular shall include the plural and vice versa; and references to one gender include all genders;

(d)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms; and

(e)

any statement in this Agreement qualified by the expression to the best of the Company’s knowledge or so far as the Company is aware or any similar expression shall be deemed to include an additional statement that it has been made after due and careful enquiry and shall be deemed also to include the knowledge of each member of the Company Group.

3.	Enactments.

Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references to (i) that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement; (ii) any enactment which that enactment re-enacts (with or without modification); and (iii) any subordinate legislation (including regulations) made (before or after the date of this Agreement) under that enactment, as amended, consolidated or re-enacted as described in (i) or (ii) above.

4.	Schedules.

The Schedules comprise schedules to this Agreement and form part of this Agreement.

5.	Inconsistencies.

Where there is any inconsistency between the definitions set out in this Schedule and the definitions set out in any Clause or any other Schedule, then, for the purposes of construing such Clause or Schedule, the definitions set out in such Clause or Schedule shall prevail.

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Signature

This Agreement is signed by duly authorised Representatives of the parties:

SIGNED	)	SIGNATURE:
for and on behalf of	)
CELLECTIS S.A. )	NAME:

SIGNED	)	SIGNATURE:
for and on behalf of	)
ASTRAZENECA HOLDINGS B.V.	)	NAME:

Schedule 2

Press releases

AstraZeneca press release

Cellectis press release

Schedule 3

Cellectis Form 6-K